As Filed with the Securities and Exchange Commission on August 2, 2006 File No. 24-10152

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

PORTAGE BANCSHARES, INC./OH
(Exact name of issuer as specified in its charter)

Ohio
(State or other jurisdiction of incorporation or organization)

1311 East Main Street
Ravenna, Ohio 44266
(330) 296-8090
(Address and telephone number of registrant's principal executive offices)

William E. Hale, President
Portage Bancshares, Inc.
1311 East Main Street
Ravenna, Ohio 44266
(330) 296-8090
(Name, address and telephone number of agent for service)

Copy to:

Mark A. Peterson, Esq.
Plank & Brahm
A Legal Professional Association
145 East Rich Street
Columbus, Ohio 43215
(614) 228-4546

BEST AVAILABLE COPY

6712 (Primary Standard Industrial Classification Code Number)	31-1506911 (I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 - NOTIFICATION

ITEM 1. Significant Parties

(a) The names and business and residential addresses of the issuer's directors are as follows:

Director	Business Address	Residential Address
Richard J. Coe	1311 East Main Street Ravenna, Ohio 44266	249 Lawrence Street Ravenna, Ohio 44266
Timothy E. Crock	413 Fairchild Avenue Kent, Ohio 44240	1489 Jacobs Lane Kent, Ohio 44240
Emilio D. Ferrara	1930 State Route 59 Kent, Ohio 44240	1436 Lake Roger Drive Kent, Ohio 44240
Paul L. Ferrara	533 East Main Street Ravenna, Ohio 44266	4918 Sunnybrook Road Kent, Ohio 44240
William E. Hale	120 East Main Street Ravenna, Ohio 44266	1494 Howe Road Kent, Ohio 44240
Margaret F. Mascio-Medzie	1900 West Market Street Akron, Ohio 44313	771 East Riddle Avenue Ravenna, Ohio 44266
Lawrence W. Relyea	N/A	17530 Haskins Road Bainbridge, Ohio 44023
Thomas S. Siciliano	974 East Main Street Ravenna, Ohio 44266	3762 New Milford Road Rootstown, Ohio 44272

(b) The names of the issuer's officers and their business and residential addresses are as follows:

Officer	Business Address	Residential Address
William E. Hale President	120 East Main Street Ravenna, Ohio 44266	1494 Howe Road Kent, Ohio 44240
Margaret F. Mascio-Medzie Secretary, Vice President	1900 West Market Street Akron, Ohio 44313	771 East Riddle Avenue Ravenna, Ohio 44266
Thomas S. Siciliano Treasurer, Vice President	974 East Main Street Ravenna, Ohio 44266	3762 New Milford Road Rootstown, Ohio 44272

(c) Not applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities are as follows:

Owner	Business Address	Residential Address
William E. Hale	120 East Main Street Ravenna, Ohio 44266	1494 Howe Road Kent, Ohio 44240

(e) Beneficial owners of 5 percent or more of any class of issuer's equity securities are as follows:

Owner	Business Address	Residential Address
William E. Hale	120 East Main Street Ravenna, Ohio 44266	1494 Howe Road Kent, Ohio 44240

(f) The names and business and residential addresses of the promoters of the issuer are as follows:

Promoter	Business Address	Residential Address
Richard J. Coe	1311 East Main Street Ravenna, Ohio 44266	249 Lawrence Street Ravenna, Ohio 44266
Timothy E. Crock	413 Fairchild Avenue Kent, Ohio 44240	5809 Rhoads Road Kent, Ohio 44240

Emilio D. Ferrara	1930 State Route 59 Kent, Ohio 44240	1436 Lake Roger Drive Kent, Ohio 44240
Paul L. Ferrara	533 East Main Street Ravenna, Ohio 44266	4918 Sunnybrook Road Kent, Ohio 44240
William E. Hale	120 East Main Street Ravenna, Ohio 44266	1494 Howe Road Kent, Ohio 44240
Margaret F. Mascio-Medzie	1900 West Market Street Akron, Ohio 44313	771 East Riddle Avenue Ravenna, Ohio 44266
Lawrence W. Relyea	N/A	17530 Haskins Road Bainbridge, Ohio 44023
Thomas S. Siciliano	974 East Main Street Ravenna, Ohio 44266	3762 New Milford Road Rootstown, Ohio 44266

(g) Portage Community Bank
1311 East Main Street
Ravenna, Ohio 44266

Portage Bancshares Capital Trust I
1311 East Main Street
Ravenna, Ohio 44266

(h) Counsel to the issuer with respect to the proposed offering:

Mark A. Peterson, Esq.
Plank & Brahm
A Legal Professional Association
145 East Rich Street
Columbus, Ohio 43215

(i) Not applicable.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions of Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by officers and directors of the issuer and officers, directors and employees of its wholly-owned subsidiary, Portage Community Bank. Offers will be made primarily through direct mail but also through personal contact. The issuer may also advertise the issue as permitted under Rule 251(d)(1)(C). The securities will initially be offered primarily in the State of Ohio. However, the issuer may make limited offers and sales in other states to the extent permissible under such states' securities laws.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a)(1) Portage Bancshares, Inc.

(a)(2) 53,000 stock options for no par common stock pursuant to the Portage Bancshares, Inc. 2004 Stock Incentive Plan. In addition to the foregoing, the issuer has entered into an Agreement with Richard J. Coe to issue Mr. Coe 500 shares of the issuer's common stock as a bonus for accepting employment with Portage Community Bank, a wholly-owned subsidiary of the issuer. Such shares have not been issued to Mr. Coe although the issuer is obligated to do so.

(a)(3) All 53,000 options were granted by the issuer to key employees and directors of the issuer and Portage Community Bank. The options provide for an exercise price of $42.25 or $45.00 per share.

(a)(4) The names and identities of the persons to whom the options were granted are as follows:

Name of Holder	Title and Amount of Securities Called for by Option	Price	Date
Dominic Bellino	no par common 400	$42.25	6/15/05
Individual	no par common 400	$45.00	11/16/05
Connie M. Bennett	no par common 1,400	$42.25	6/15/05
Individual	no par common 1,400	$45.00	11/16/05
Douglas Blay	no par common 500	$45.00	11/16/05
Individual			
Thomas Biltz	no par common 400	$45.00	11/16/05
Individual			
Renee Booher	no par common 500	$45.00	11/16/05
Individual			
Richard J. Coe	no par common 1,400	$42.25	6/15/05
Individual	no par common 1,112	$45.00	11/16/05
Jill M. Conard	no par common 800	$42.25	6/15/05
Individual	no par common 900	$45.00	11/16/05
James V. Damicone	no par common 100	$42.25	6/15/05
Individual	no par common 1,111	$45.00	11/16/05
Emilio D. Ferrara	no par common 1,400	$42.25	6/15/05
Individual	no par common 1,111	$45.00	11/16/05
Paul L. Ferrara	no par common 1,400	$42.25	6/15/05
Individual	no par common 1,111	$45.00	11/16/05
John S. Forberg	no par common 1,400	$42.25	6/15/05
Individual	no par common 1,200	$45.00	11/16/05
John Gargan	no par common 400	$42.25	6/15/05
Individual	no par common 400	$45.00	11/16/05
William E. Hale	no par common 1,400	$42.25	6/15/05
Individual	no par common 1,111	$45.00	11/16/05
Donald D. Herman	no par common 1,000	$42.25	6/15/05
Individual	no par common 1,200	$45.00	11/16/05
Richard L. Leonard	no par common 1,400	$42.25	6/15/05
Individual	no par common 1,111	$45.00	11/16/05
Kevin T. Lewis	no par common 1,400	$42.25	6/15/05
Individual	no par common 1,400	$45.00	11/16/05

Steven McDonald Individual	no par common 1,000 no par common 1,000	$42.25 $45.00	6/15/05 11/16/05
Margaret F. Mascio-Medzie Individual	no par common 1,400 no par common 1,111	$42.25 $45.00	6/15/05 11/16/05
Aaron A. Moats Individual	no par common 100 no par common 1,111	$42.25 $45.00	6/15/05 11/16/05
E. Pritchard Individual	no par common 100	$45.00	11/16/05
James C. Shank Individual	no par common 400 no par common 400	$42.25 $45.00	6/15/05 11/16/05
Thomas S. Siciliano Individual	no par common 1,400 no par common 1,111	$42.25 $45.00	6/15/05 11/16/05
Tracy Sites Individual	no par common 800 no par common 800	$42.25 $45.00	6/15/05 11/16/05
Michelle Spellman Individual	no par common 400	$45.00	11/16/05

(b)(1) Portage Bancshares, Inc.

(b)(2) 1,900 shares of no par common stock were sold within one year prior to the filing of this form.

(b)(3) The 1,900 shares were sold at the price set forth in the table in Section (b)(4) below.

(b)(4) The names and identities of the persons to whom the securities were issued are as follows:

Name of Buyer	**Title and Amount of Securities Purchased**	**Date of Purchase**	**Price per Share**
Richard J. Coe Individual	no par common 200	7/18/05	$42.25
James V. Damicone Individual	no par common 200	7/18/05	$42.25
Emilio D. Ferrara Individual	no par common 200	7/18/05	$42.25
Paul L. Ferrara Individual	no par common 200	7/18/05	$42.25

William E. Hale Individual	no par common 200 no par common 500	7/18/05 11/15/05	$42.25 $45.00
Richard L. Leonard Individual	no par common 200	7/18/05	$42.25
Margaret F. Mascio-Medzie Individual	no par common 200	8/3/05	$42.25

(c) The securities were offered and sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and/or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933. Each recipient of such securities was a key employee and/or director of the issuer and/or Portage Community Bank, the issuer's wholly-owned subsidiary. Each recipient who was not an accredited investor at the time (as defined by Rule 501) was determined by the issuer to have such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

ITEM 6. Other Present or Proposed Offerings

The issuer has entered into an Agreement with Richard J. Coe to issue Mr. Coe 500 shares of the issuer's common stock as a bonus for accepting employment with the issuer's subsidiary bank. The issuer has not yet issued any of such shares to Mr. Coe although the issuer is presently obligated to do so.

ITEM 7. Marketing Arrangements

(a) None.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable.

<u>OFFERING STATEMENT</u>
PORTAGE BANCSHARES, INC.
100,000 Common Shares

This Offering Statement relates to the offering of 100,000 common shares, without par value (the "Shares"), of Portage Bancshares, Inc., an Ohio corporation (the "Company"). See "SECURITIES BEING OFFERED". The Shares are being offered by the Company to its existing shareholders and the public on a "best-efforts" basis at a price of $50.00 per Share (the "Offering"). The Shares will be offered for sale by the officers and directors of the Company and the officers, directors and employees of the Bank who will not be paid a selling commission. The Offering will not be underwritten. The Company may engage the services of underwriters or brokers if the Company is unable to obtain subscriptions for all of the Shares without such services.

The Company was incorporated on March 17, 1997. The principal business of the Company is operating an Ohio-chartered commercial bank named Portage Community Bank (the "Bank"). The Bank is a wholly-owned subsidiary of the Company. The Bank's main office is located in Ravenna, Ohio and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The executive offices of the Company are located at 1311 East Main Street, Ravenna, Ohio 44266 and its telephone number is (330) 296-8090.

A minimum of 50,000 Shares must be sold in the Offering. The Company will offer the Shares to existing shareholders of the Company and to the public. If the minimum number of Shares is not sold by December 31, 2006, this Offering will be terminated, unless extended by the Company to no later than March 31, 2007. All Shares will be offered on a first come, first served basis. The minimum purchase for existing shareholders shall be 100 Shares or $5,000.00. The minimum purchase for new shareholders is 500 Shares or $25,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current Shares (and unexercised stock options, if any), would result in the shareholder owning a total of 16,000 Shares in the aggregate. The maximum purchase for new shareholders is 16,000 Shares or $800,000.00. The Company will not accept subscriptions from more than 50 persons who were not shareholders of the Company as of June 30, 2006. The Company reserves the right to change any of the foregoing offer dates and/or minimum or maximum purchase limitations at any time without notice. In the event that the Company changes the minimum number of Shares which must be sold in the Offering, the Company shall provide each person who has subscribed to purchase Shares with an opportunity to rescind their investment and receive a prompt refund. The Offering will not be extended beyond March 31, 2007.

Until the minimum number of Shares is sold, all funds received by the Company will be placed in escrow. If the minimum number of Shares is not sold, this Offering will be terminated, the sale of any Shares made pursuant hereto will be rescinded and the escrow agent will return to each investor all funds received from such investor for the purchase of Shares, with interest. See "PLAN OF DISTRIBUTION".

There is currently only a limited local market for the Company's Shares.

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THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES ARE NOT DEPOSITS. THESE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION NOR HAS THE FEDERAL DEPOSIT INSURANCE CORPORATION PASSED ON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Price To Public	Underwriting Discounts and Commissions[2]	Proceeds To Issuer[3]
Per Share	$50.00[1]	$0	$50.00
Total Minimum	$2,500,000.00	$0	$2,500,000.00
Total Maximum	$5,000,000.00	$0	$5,000,000.00

[1]The offering price for the Shares has been arbitrarily determined by the Company and is not based on any objective criteria.

[2]The 100,000 Shares being offered in this Offering will be offered for sale primarily in the State of Ohio; however, the Company may make limited offers and sales in other states to the extent permissible under such states' securities laws. This Offering is not underwritten. See "PLAN OF DISTRIBUTION".

[3]Proceeds are determined before deducting expenses of the Company related to this Offering anticipated to aggregate not more than $60,000.00.

This Offering will terminate on December 31, 2006 unless extended no later than March 31, 2007. See "PLAN OF DISTRIBUTION".

The proposed sale of Shares to the public will commence on September 15, 2006.

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THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND ARE BEING OFFERED AND SOLD IN RELIANCE ON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 3(B) OF THE ACT AND REGULATION A OF THE SECURITIES AND EXCHANGE COMMISSION.

THE SHARES HAVE BEEN REGISTERED WITH THE OHIO DIVISION OF SECURITIES PURSUANT TO SECTION 1707.091 OF THE OHIO REVISED CODE. SUCH REGISTRATION SHOULD NOT BE CONSTRUED TO IMPLY ANY GUARANTY OR OBLIGATION AS TO THE SHARES ON THE PART OF THE STATE OF OHIO. THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF ANY OTHER STATE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON WHO HAS NOT EXECUTED, COMPLETED AND RETURNED A SUBSCRIPTION AGREEMENT.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OR HER OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO TAX AND OTHER RELATED MATTERS CONCERNING HIS OR HER INVESTMENT. PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM ANY REPRESENTATIVE OF THE COMPANY AS INVESTMENT, LEGAL OR TAX ADVICE.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION FOR COMMON SHARES SUBMITTED TO IT FOR ANY REASON, INCLUDING, BUT NOT LIMITED TO, ANY SUBSCRIPTION FOR WHICH THE ACCEPTANCE BY THE COMPANY OR SUBSEQUENT ISSUANCE OF SHARES PURSUANT THERETO WOULD, IN THE COMPANY'S OPINION, RESULT IN A VIOLATION OF LAW OR CHANGE IN VOTING CONTROL, REQUIRE REGULATORY APPROVAL, CAUSE THE COMPANY TO BECOME A HOLDING COMPANY, OR OTHERWISE NOT BE IN THE BEST INTEREST OF THE COMPANY.

TABLE OF CONTENTS

SUMMARY INFORMATION

The following summary is qualified in its entirety by the detailed financial and other information appearing elsewhere in this Offering Statement.

The Company

The Company was incorporated on March 17, 1997 as an Ohio corporation under the name "Portage Holding Company". On or about September 9, 1997, the Company adopted a resolution to change the Company's name to "Portage Bancshares, Inc.". The principal business of the Company is operating an Ohio-chartered commercial bank named Portage Community Bank (the "Bank"). The Bank is a wholly owned subsidiary of the Company and its principal asset. The main office of the Company is located at 1311 East Main Street, Ravenna, Ohio 44266. The Company's telephone number is (330) 296-8090. See "DESCRIPTION OF BUSINESS".

Risk Factors

An investment in the Common Shares offered hereby is highly speculative, involves a high degree of risk and should be considered only by persons who can afford to sustain the total loss of their investment. A prospective investor should consider carefully the risk factors discussed below. See "RISK FACTORS".

Business

The Company operates as a bank holding company. Although wholly owned by the Company, the Bank is an independent community bank offering a wide range of services through its two (2) banking locations. The Bank's strategy for attracting business depends on the efforts of its officers to provide personalized, focused service to the Bank's customers. Although the Bank does not differ significantly from other community banks with respect to services or pricing, it believes that it has a strategic advantage over its competitors due to the responsiveness and accessibility of the officers of the Bank. The Bank believes that by giving attention to detail at the most senior level it will attract small businesses and other customers who value such service. See "DESCRIPTION OF BUSINESS".

The Offering

The Company is offering up to 100,000 of its Common Shares, without par value (the "Shares"), at a price of $50.00 per Share. The purpose of the Offering is to primarily raise capital to support the growth of the Bank and the Company. In the event the maximum number of Shares being offered are sold, the Company may use a portion of the net proceeds of this Offering to retire certain of its subordinated debt securities. The Offering is initially being made directly by the Company and the Bank; no person will receive any commission or other remuneration in connection with the sale of the Shares in this Offering.

The Company does not intend to offer Shares through an underwriter or through brokers, although it may later do so if the Company determines that it will be unable to obtain subscriptions for the minimum or maximum number of Shares without such services. The amount of any discount or commission payable to an underwriter or broker will be subject to limitations prescribed by state securities laws. For sales in Ohio, discounts and commissions are limited to 10% of the offering price.

The Company will offer the Shares to existing shareholders of the Company and to the public on a first come, first served basis. The minimum purchase for existing shareholders shall be 100 Shares or $5,000.00. The minimum purchase for new shareholders is 500 Shares or $25,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current Shares (and unexercised stock options, if any), would result in the shareholder owning a total of 16,000 Shares in the aggregate. The maximum purchase for new shareholders is 16,000 Shares or $800,000.00. The Company will not accept subscriptions from more than 50 persons who are not shareholders of the Company as of June 30, 2006. The Company reserves the right to change any of the foregoing offer dates and/or minimum or maximum purchase limitations at any time without notice. In the event that the Company changes the minimum number of Shares which must be sold in the Offering or extends the date by which such minimum number of Shares must be sold by, the Company shall provide each person who has subscribed to purchase Shares with an opportunity to rescind their investment and receive a prompt refund. Funds received from investors in this Offering will be held in escrow at Morgan Bank, N.A., located at 10 W. Streetsboro Street, Hudson, Ohio 44326 until 50,000 Common Shares are sold. The Shares will initially be offered primarily to residents of the State of Ohio; however, the Company may make limited offers and sales in other states to the extent permissible under such states securities laws. See "PLAN OF DISTRIBUTION".

Capital Stock and Other Securities Outstanding

As of June 30, 2006, 283,737 Common Shares were issued and outstanding. 201,760 of such Common Shares were issued at a price of $25.00 per share and 81,977 of such Common Shares were issued at a price of $30.00 per Share. In addition, the Company has granted, and there remains outstanding, stock options under the Company's 1997 Stock Incentive Plan and 2004 Stock Incentive Plan which may be exercised into 133,166 Common Shares and the Company is presently obligated to issue 500 Common Shares to Richard J. Coe. If all of the Shares being offered in this Offering are sold, 383,737 Common Shares will be issued and outstanding after this Offering; if only the minimum number of Shares is sold, 333,737 Common Shares will be issued and outstanding. See "PLAN OF DISTRIBUTION".

The Company previously issued $2,450,000.00 in aggregate principal amount of certain Floating Rate Junior Subordinated Debt Securities due 2034 to Portage Bancshares Capital Trust I, a Delaware statutory trust established by the Company, in connection with a pooled offering of floating rate trust preferred securities. Such debentures represent debt obligations of the Company. See "DESCRIPTION OF BUSINESS—SUBORDINATED DEBENTURES".

Use of Proceeds

The Company will utilize the net proceeds realized from the sale of the Shares in this Offering to provide additional capital for the Bank and the Company, and pay the costs and expenses of this Offering}. In the event the maximum number of Shares being offered are sold, the Company may use a portion of the net proceeds of this Offering to retire certain of its subordinated debt securities. Proceeds not used for these purposes will be retained by the Company for general corporate purposes. See "USE OF PROCEEDS TO ISSUER".

Risk Factors.

Purchase of Shares offered hereby involves certain risks of which each prospective investor should be aware. See "RISK FACTORS".

RISK FACTORS

An investment in the Shares offered hereby is highly speculative, involves a high degree of risk and should be considered only by persons who can afford to sustain the total loss of their investment. A prospective investor should consider carefully the risk factors discussed below.

Limited Operating History

Since the Company was incorporated on March 17, 1997 and the Bank has only been operating since July 1, 1998, a prospective investor does not have access to the same type of information in evaluating an investment in the Company as would be available to a prospective purchaser of securities of a financial institution with a longer history of operations. Although the Company realized net income of approximately $1,181,521.00 for the twelve (12) month period ending December 31, 2005, and approximately $465,512.00 for the six (6) month period ending June 30, 2006, there can be no assurance that the Company will continue to generate operating profits. See "DESCRIPTION OF BUSINESS".

Unpredictable Changes in Government Regulation and Ability to Comply

Federal and state laws and regulations impose extensive restrictions on bank holding companies and state-chartered banks which affect the operations of the Company and the Bank. The Company and the Bank are required to maintain certain ratios of primary and total capital to total assets. The Bank is also subject to state and federal regulations as to required reserves, limitations on the nature and amount of loans, approval of mergers and acquisitions, payment of dividends, and other aspects of banking operations. Changes in applicable laws or regulations could affect the amount and size of loans the Bank is permitted to make, the amount of new deposits the Bank is able to accept, the permitted growth rate of the Bank, the Bank's and the Company's ability to pay dividends and other aspects of the banking operations which would directly impact profitability. See "SUPERVISION AND REGULATION".

Unpredictable Economic Conditions

The results of operations for the Company and the Bank may be materially and adversely affected by changes in economic conditions, including declines in real estate market values, changes in interest rates and the monetary and fiscal policies of the federal government. Other factors include inflation, recession, unemployment, money supply and other factors beyond the control of the Company. The Company's and the Bank's profitability will be in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. As a result, an increase or decrease in rates could have a material adverse effect on the Bank's and the Company's net income, capital and liquidity. See "SUPERVISION AND REGULATION".

Dependence on Key Individuals

The successful operation of the Bank and, therefore, the profitability of the Company, will depend upon retaining the services of Richard J. Coe, Kevin T. Lewis, John S. Forberg, Steven P. McDonald, Connie M. Bennett and Jill M. Conard as executive officers of the Bank. The Bank does not have employment agreements with such individuals but does maintain "key-person" life insurance on certain key employees. See "DESCRIPTION OF BUSINESS—EMPLOYEES".

Potential for Assessment of Bank Shares

Under banking laws of the State of Ohio, the common stock of the Bank is subject to assessment if the Bank's capital becomes impaired from losses or other causes and the Ohio Division of Financial Institutions orders such assessment. The Shares of the Company however are not directly assessable by the Division. If the common stock of the Bank is assessed and the Company is required to invest more funds in the Bank, the Company may not have the funds available to do so and may need to acquire additional funds for that purpose from its shareholders, equity markets or through loans, which funds may not be available at that point in time. In such event, the common stock of the Bank could be ordered sold by the Ohio Division of Financial Institutions and the value of the Shares would likely be adversely affected. See "SUPERVISION AND REGULATION".

Competition in Market Area

The banking business is highly competitive and there is no assurance that the Bank will be able to compete successfully in its primary service area. The Bank is a small state bank with limited legal lending authority, limited operations and limited ability to obtain funds. These factors could adversely impact its profitability. The Bank's primary service area contains many larger, established banks with significantly greater facilities and resources than those available to the Bank. Banks from other states also are permitted to compete in Ohio. Other competition will come from savings and loan associations, thrift associations, credit unions, finance companies, brokerage institutions, money market funds and other financial institutions. These and other institutions will compete with the Bank in efforts to obtain new deposits and make loans, in the scope and type of services offered, in interest rates paid on deposits and charges for loans and in other aspects of commercial banking. See "DESCRIPTION OF BUSINESS".

No Dividends in the Immediate Future

The Company has paid no dividends to date and does not intend to pay dividends in the immediate future. The principal source of revenue to the company will be dividends received from the Bank. There can be no assurance that the Bank will ever pay dividends to the Company, and it presently is the intention of the Company to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank is also subject to restrictions set forth in federal and state banking laws. The Company will review its dividend policy periodically. See "DESCRIPTION OF BUSINESS—Dividend Policy" and "SUPERVISION AND REGULATION".

Dilution

Current shareholders of the Company will suffer a dilution in their percentage interest in the outstanding Shares of the Company to the extent that they do not purchase sufficient Shares in this Offering to maintain their proportionate interest in the equity of the Company. This dilution will impact each shareholder's voting rights and the amount of distributions, if any, received by shareholder from the Company. Additionally, purchasers in this Offering will experience an immediate dilution of their equity interest in the Company's Shares. See "DILUTION".

Voting Rights and Lack of Control

Shareholders have no cumulative voting rights, thus permitting a majority of a quorum in the voting power in the election of directors to elect every director and precluding a minority of the voting power in the election of directors from electing any director. See "SECURITIES BEING OFFERED".

The directors and officers of the Company, as of June 30, 2006, beneficially owned 61,637 Shares of the Company. The directors and officers of the Bank, as of June 30, 2006, beneficially owned 77,774 Shares of the Company. Richard J. Coe is entitled to receive 500 additional Shares of the Company pursuant to a certain bonus agreement although such Shares have not yet been issued to Mr. Coe. The officers and directors of the Company and the Bank have indicated that they intend to purchase a total of 6,500 and 7,300 Shares, respectively, in this Offering. The Company has issued options to certain of the officers and directors of the Company and the Bank, which remain outstanding, to purchase up to 133,166 Shares of the Company. Assuming that none of such outstanding options are exercised, none of the 500 Shares required to be issued by the Company to Richard J. Coe are issued and that the directors and officers of the Company and the Bank purchase a total of 6,500 and 7,300 additional Shares, respectively, in this Offering, the directors and officers of the Company as a group will control approximately 17.76% of the voting power if the maximum number of Shares is sold and approximately 20.42% of the voting power if only the minimum number of Shares is sold. The directors and officers of the Bank as a group will control approximately 22.17% of the voting power of the Company if the maximum number of Shares is sold and approximately 25.49% of the voting power if only the minimum number of Shares is sold. The officers and directors of the Company and the Bank may purchase additional Shares in this Offering which would further increase their voting control. See "PLAN OF DISTRIBUTION" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS".

Any additional stock options granted under the Portage Bancshares, Inc. 2004 Stock Incentive Plan or the exercise of any options previously granted under either the 2004 Stock Incentive Plan or the 1997 Stock Incentive Plan may further increase the percentage of voting power of management. See "REMUNERATION OF DIRECTORS AND OFFICERS—Stock Plan".

Risk of Default on Loans or Debentures

The Bank has secured up to a $25,000,000.00 line of credit with Federal Home Loan Bank of Cincinnati of which $5,475,753.00 was outstanding on June 30, 2006. The Bank has granted a security interest in certain of its assets to secure the Bank's obligations to Federal Home Loan Bank of Cincinnati. The Company has secured a $1,000,000.00 line of credit with Great Lakes Bankers Bank and the Bank has secured an $875,000.00 line of credit with Great Lakes Bankers Bank. The Company has also issued certain Floating Rate Junior Subordinated Debt Securities and guaranteed certain obligations of Portage Bancshares Capital Trust I. See "DESCRIPTION OF BUSINESS—SUBORDINATED DEBENTURES". In the event the Company or the Bank does not have funds to pay such obligations when they become due, or in the event the Company or the Bank is not able to obtain additional financing to repay such obligations, there is a risk that the Company and/or the Bank may default on such obligations and such creditors will likely commence collection proceedings against the Company, the Bank and their assets.

Anti-Takeover Provisions Could Affect Change in Control

The Company's Articles of Incorporation and Code of Regulations include certain provisions, the effect of which may be to inhibit a change of control of the Company. These include staggered terms for members of the Company's Board of Directors and the Company's right of first refusal to purchase the common Shares of any shareholder before such shareholder is permitted to sell such common Shares. In addition, Ohio law requires shareholder approval and approval of the Ohio Division of Financial Institutions of the acquisition of certain levels of voting power of the Company. The Bank Holding Company Act of 1956 requires the approval of the Federal Reserve Board of the acquisition of certain levels of voting power of the Company as well. See "SECURITIES BEING OFFERED" and "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES" and "SUPERVISION AND REGULATION".

Limited Public Market; Transfer Restrictions on Sale or Transfer of Shares

There presently is only a limited local market for the Shares and it is not expected that a larger market will develop in the future. Although Community Banc Investments, Inc. ("CBI") presently acts as a market-maker for the Company's Common Shares, trading activity is limited with approximately only 5,500 Shares having traded through CBI between June 2004 and June 2006. Accordingly, purchasers of Shares should be prepared to hold their investment indefinitely. The Shares have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state other than Ohio.

The Company's Code of Regulations provide that before a shareholder (or such shareholder's personal representative or heirs) may sell all or any part of such shareholder's Shares such shareholder must first offer to sell such Shares to the Company at the same price and the same terms offered to such shareholder pursuant to a bona fide written offer received by such shareholder. This restriction could inhibit the creation of a public market for the Shares and may have an adverse effect on the value of the Shares. An investor in the Shares may not be able to liquidate his or her investment easily, if at all.

Arbitrary Offering Price

The offering price of the Shares has been arbitrarily determined by the Company and does not necessarily bear any relationship to the assets, earnings or book value of the Company. Accordingly, the offering price should not be considered an indication of the actual value of the Shares. Such value is subject to change as a result of activities of the Company, market conditions and other of factors, and there can be no assurance that the Shares can be resold at the offering price.

No Preemptive Rights

Purchasers of the Shares offered hereby will not have preemptive rights to acquire other or additional Shares which might, from time to time, be issued by the Company. The lack of such right could cause a dilution in the ownership percentage of any shareholder in the event of a subsequent issuance of any additional shares of capital stock by the Company. See "SECURITIES BEING OFFERED".

Dependence on Local Economy

The success of the Company and the Bank is largely dependent on the general economic conditions of its primary service area which is Portage County, Ohio and the surrounding area. Any factors which adversely affect the economy of the Bank's primary service area could adversely affect the total amount of deposits maintained by customers at the Bank thereby affecting the amount of loans the Bank is able to make and the amount of interest reserve the Bank receives. A downturn in the economy may also lead to a high rate of defaults on loans made by the Bank.

Loan Concentration

The Bank's loan portfolio is concentrated in real estate, commercial and construction lending as well as consumer loans. "Loan Concentrations" are categories of loans that exceed 25% of the Bank's capital structure and loan loss allowance. Although the Company does not believe that the loan concentrations currently pose an undue risk, the concentration in these areas could present risk in the event of a downturn in the local economy, declines in the real estate market or other circumstances may lead to an increase in loan defaults in any of these categories of loans. Excessive defaults in such loan categories would have a material negative impact on the Bank's profitability

DILUTION

As of June 30, 2006, the Company's and the Bank's consolidated net tangible book value was $10,625,436.00 or $37.45 per Share. "Net tangible book value" per Share represents the amount of total tangible assets less total liabilities of the Company and the Bank, on a consolidated basis, divided by the total number of Shares outstanding. After giving effect to the receipt of the estimated proceeds from the sale of Shares offered hereby, the pro forma net tangible book value as of June 30, 2006 would have been approximately $13,065,436.00 or $39.15 per Share if the minimum number of Shares is sold, and $15,565,436.00 or $40.56 per Share if the maximum is sold. This represents an immediate increase in such pro forma net tangible book value to the existing shareholders of $1.70 per Share if the minimum number of Shares is sold and $3.11 per Share if the maximum number of Shares is sold and an immediate dilution to new investors of $10.85 per Share if the minimum number of Shares is sold and $9.44 per Share if the maximum is sold. The following table illustrates this per Share dilution:

	Minimum	Maximum
Offering Price per Share	$50.00	$50.00
Net tangible book value per Share before the Offering	$37.45	$37.45
Increase per Share attributable to purchasers in the Offering	$ 1.70	$ 3.11
Pro forma net tangible book value per Share after the Offering	$39.15	$40.56
Dilution per Share to purchasers	$10.85	$ 9.44
Dilution as Percentage of Offering Price	21.70%	18.88%

The above computations are based on 283,737 total Common Shares issued and outstanding as of June 30, 2006 and does not include any of the 5,140 Common Shares previously issued by the Company but held as treasury stock on June 30, 2006. The following table summarizes, on the pro forma basis set forth above, as of June 30, 2006, the relative investment of the existing shareholders and the purchasers of Shares in this Offering:

	Number of Common Shares Amount	Percent	Total Consideration Amount	Percent	Average Price Per Common Share
Maximum					
Existing Shareholders	283,737	73.94%	$7,503,310.00	60.01%	$26.44
Purchasers in this Offering	100,000	26.06%	$5,000,000.00	39.99%	$50.00
Minimum					
Existing Shareholders	283,737	85.02%	$7,503,310.00	75.00%	$26.44
Purchasers in this Offering	50,000	14.98%	$2,500,000.00	25.00%	$50.00

The above computations do not include (i) 133,166 Shares which may be issued upon the exercise of stock options previously granted under the Company's 1997 Stock Incentive Plan or 2004 Stock Incentive Plan or any Shares for options which may be granted in the future pursuant to the Company's 2004 Stock Incentive Plan, (ii) any of the 500 Shares to be issued to Richard J. Coe pursuant to his stock bonus agreement with the Company, or (iii) the 5,140 Common Shares previously issued by the Company but held as treasury stock on June 30, 2006. See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES".

PLAN OF DISTRIBUTION

The Company is offering 100,000 Shares, without par value, at $50.00 per Share.

A minimum of 50,000 Shares must be sold in this Offering.

The Company will offer the Shares to existing shareholders of the Company and to the public. If the minimum number of Shares is not sold by December 31, 2006, this Offering will be terminated, unless extended by the Company to no later than March 31, 2007. All Shares will be offered on a first come, first served basis. The minimum purchase for existing shareholders shall be 100 Shares or $5,000.00. The minimum purchase for new shareholders is 500 Shares or $25,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current shares (and unexercised stock options, if any), would result in the shareholder owning a total of 16,000 Shares in the aggregate. The maximum purchase for new shareholders is 16,000 Shares or $800,000.00. The Company will not accept subscriptions from more than 50 persons who were not shareholders of the Company as of June 30, 2006. The Company reserves the right to change any of the foregoing offer dates and/or minimum or maximum purchase limitations at any time without notice. In the event that the Company changes the minimum number of Shares which must be sold in the Offering, or extends the date by which such minimum number of Shares must be sold by, the Company shall provide each person who has subscribed to purchase Shares with an opportunity to rescind their investment and receive a prompt refund.

Until at least 50,000 Shares are sold in this Offering, all funds received by the Company for the purchase of Shares will be placed in escrow. The escrow agent will be Morgan Bank, N.A., located at 10 W. Streetsboro Street, Hudson, Ohio 44326. The escrow agent's telephone number is (330) 656-5050. In the event this Offering is terminated because the minimum number of Shares is not sold, or for any other reason, the sale of any Shares made pursuant hereto will be rescinded and the escrow agent will return to each investor the funds received from such investor for the purchase of Shares, with interest. This Offering will not be extended beyond March 31, 2007.

The Shares will initially be offered primarily to residents of the State of Ohio; however, the Company, through its officers and directors may make limited offers and sales in other states to the extent permissible under such states securities laws.

The Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), and are being offered and sold in reliance on Section 3(b) of the Act and Regulation A as promulgated by the Securities and Exchange Commission.

The Shares are being offered for sale on behalf of the Company by its officers and directors and by the officers, directors and employees of the Bank solely by means of this Offering Statement. The Company does not intend to offer Shares through any underwriter or through brokers, although it may later do so if the Company determines that it will be unable to obtain subscriptions for the minimum or maximum amount of this Offering without such services. Prior to any underwriter or broker commencing sales of Shares in this Offering, the Company will be required to file a post-qualification amendment to this Offering Statement with the Securities and Exchange Commission and the Commission and appropriate state securities regulators will need to first approve such amendment. Pending approval, the Company would likely continue to offer the Shares for sale by its officers and directors and the officers, directors and employees of the Bank. The amount of any discount or commission paid to any underwriters or brokers and other rights or compensation given to such persons will be subject to limitations prescribed by state securities laws. Such limitations may affect the ability of the Company to retain the services of an underwriter or broker. In the event the Company enters into any arrangement with any underwriter, broker or dealer for the sale of Shares, any such person and the terms of any such arrangement will be disclosed in a supplement to this Offering Statement. Any brokers or dealers effecting sales of Shares may be deemed to be "underwriters" within the meaning of the Act.

No Shares may be offered or sold in any state or jurisdiction where the offer or sale of the Shares may not, in the opinion of legal counsel to the Company, be lawfully made.

The Company is authorized by its Articles of Incorporation to issue up to 800,000 Shares. As of June 30, 2006, 283,737 Shares were issued and outstanding. If all the Shares offered hereby are sold, 383,737 Shares will be issued and outstanding after this Offering. If only 50,000 Shares are sold, the minimum amount which must be sold in this Offering, 333,737 Shares will be issued and outstanding after this Offering. The foregoing assumes that none of the Company's outstanding options to purchase 133,166 shares of the Company's common stock are exercised.

There is presently only a limited local market for the Shares and it is not expected that a larger market will develop in the future.

The price at which the Shares are being offered to the public has been determined arbitrarily by the Company and is not based upon the Company's assets, book value, net worth or any other recognized criterion of value.

Of the 288,877 total Shares previously issued by the Company (283,737 Shares of which were outstanding as of June 30, 2006), 400 of such Common Shares were issued to the founding shareholders of the Company in connection with the initial incorporation of the Company. Such founding shareholders who were not accredited investors at the time were determined by the Company to have such knowledge and experience in financial and business matters that such persons were capable of evaluating the merits and risks of such investment. Such Common Shares were sold for a price of $25.00 per share and were offered and sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. 200,000 of such Common Shares were offered and sold by the Company in 1998 for a price of $25.00 per share in connection with an offering by the Company in reliance on the exemption from registration provided by Section 3(b) of the Securities Act of 1933 and Regulation A promulgated thereunder. 81,643 of such Common Shares were offered and sold by the Company in 2000 for a price of $30.00 per share in connection with an offering by the Company in reliance on the exemption from registration provided by Section 3(b) of the Securities Act of 1933 and Regulation A promulgated thereunder. 6,834 of the Common Shares issued and outstanding as of June 30, 2006 were issued in connection with the exercise of stock options previously granted by the Company under its 1997 and 2004 Incentive Stock Option Plans. 6,000 of such option Common Shares were issued for an exercise price of $25.00 per share and 834 of such option Common Shares were issued for an exercise price of $30.00 per share.

PURCHASER SUITABILITY

Each prospective purchaser should realize that there exists only a limited local market for the Shares and no exchange or national market for the Shares is likely to develop for the resale of the Shares. In addition, because of the various risk factors and the lack of liquidity, each prospective purchaser should be of sufficient financial means to assume the risks inherent in the purchase of the Shares and must evaluate whether such investment is suitable based upon such purchaser's investment objectives, financial situation and needs. Each prospective purchaser will be required to represent that he/she has sufficient knowledge and experience in business and financial matters to evaluate the merits and risks of an investment in the Shares. Prospective purchasers should carefully consider all of the risks relating to an investment in the Shares, including, but not limited to, the risk factors discussed above and should consult their own legal, tax and financial advisors.

AVAILABLE INFORMATION

On or about August 28, 1997, the Company filed with the Ohio Division of Financial Institutions (the "Division") an Application for Authorization to Organize a New State-Chartered Bank (the "State Application") to be named Portage Community Bank (the "Bank"). The Bank applied with the Federal Deposit Insurance Corporation ("FDIC") for federal deposit insurance coverage of its deposits on or about January 21, 1998 (the "FDIC Application"). The Company submitted an application to the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") for permission to become a bank holding company by acquiring all the voting stock of the Bank on or about March 6, 1998 (the "Federal Reserve Board Application"). The State Application, Federal Reserve Board Application and the FDIC Application contain certain information which is not set forth in this Offering Statement. On June 22, 1998, the Bank obtained a Certificate of Authority from the Division. On June 22, 1998, the FDIC Application and the Federal Reserve Board Application were approved authorizing the Bank to commence business as a subsidiary of the Company.

The State Application is available for public inspection at the offices of the Ohio Department of Commerce, Division of Financial Institutions, 77 South High Street, Columbus, Ohio 43266-0549. The FDIC Application is available for public inspection at the regional offices of the FDIC, 500 West Monroe Street, Suite 3600, Chicago, Illinois 60661. The Federal Reserve Board Application is available for public inspection at the offices of the Federal Reserve Bank of Cleveland, 1455 East Sixth Street, Cleveland, Ohio 44101.

The Company has filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Regulation A Offering Statement on Form 1-A (together with any amendments, the "Form 1-A") under the Securities Act of 1933, as amended, with respect to the securities being offered hereby. This Offering Statement, which is part of the Form 1-A, does not contain all of the information set forth in the Form 1-A and its exhibits. For further information with respect to the Company and the Shares, reference is made to the Form 1-A and the exhibits filed therewith, which may be examined, or copies obtained, from the Commission at the address set forth above. Any statements contained in this Offering Statement concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Form 1-A or otherwise filed with the Commission, FDIC, Federal Reserve Board or Division. Each such statement is qualified in its entirety by such reference.

USE OF PROCEEDS TO ISSUER

The net proceeds from the sale of the Shares, estimated to be $4,940,000.00 if all the Shares offered hereby are sold and $2,440,000.00 if only the minimum number of Shares is sold, are anticipated to be used to provide additional capitalization for the Bank to support loans, investments and other banking activities. In the event the maximum number of Shares being offered are sold, the Company may use a portion of the net proceeds of this Offering to retire certain of its subordinated debt securities. See "DESCRIPTION OF BUSINESS— SUBORDINATED DEBENTURES".

	Minimum	**Maximum**
Proceeds from Offering	$2,500,000.00	$5,000,000.00
Less: Estimated Offering Expenses	$ 60,000.00	$ 60,000.00
Net Proceeds from Offering	$2,440,000.00	$4,940,000.00
Capitalization of Bank	$2,440,000.00	$2,440,000.00
Redemption of Subordinated Debentures	$ 0	$2,500,000.00

The Federal Board, Division and FDIC require banks and bank holding companies to maintain minimum capital ratios. Should the Bank continue to grow and its deposits continue to increase, the Company will be required by the regulatory authorities to contribute additional capital to the Bank to support such growth. In the event all of the proceeds are not immediately needed for the uses described above, the Company will retain such proceeds for future contributions to the capital of the Bank and possible future acquisitions and expansions, although the Company has no pending, contemplated or anticipated acquisition plans.

While management believes that the net proceeds of this Offering will be sufficient to satisfy the Bank's capital requirements until at least 2009, there can be no assurance that the Bank will not require additional capital in the future.

The Company and the Bank reserve the right to change the anticipated use of proceeds from the sale of the Shares in the event changes are necessary to comply with regulatory requirements or for other reasons. In such event, the Company and the Bank will limit the use of such proceeds to activities incidental to banking activities and/or activities which banks are permitted to engage in under federal and state banking laws.

DESCRIPTION OF BUSINESS

Formation

The Company was incorporated on March 17, 1997, as an Ohio corporation, for the purpose of becoming a bank holding company and forming a commercial bank with an Ohio charter. On or about August 28, 1997, the Bank filed with the Ohio Division of Financial Institutions (the "Division") an Application for Authorization to Organize a New State-Chartered Bank (the "State Application"). The Bank applied with the Federal Deposit Insurance Corporation for federal insurance coverage of its deposits on or about January 21, 1998 (the "FDIC Application"). The Company filed an application with the Board of Governors of the Federal Reserve System (the "Federal Reserve") for permission to become a bank holding company by acquiring all the voting stock of the Bank on or about March 6, 1998 (the "Federal Reserve Board Application"). On June 22, 1998 the Bank obtained a Certificate of Authority from the Division. On June 22, 1998, the FDIC Application and the Federal Reserve Board Application were approved authorizing the Bank to commence business as a subsidiary of the Company. See "SUPERVISION AND REGULATION". The Company purchased the shares of Portage Community Bank (the "Bank") on June 12, 1998 and began operating the Bank on July 1, 1998 at its original office located at 1311 East Main Street in Ravenna, Ohio. On April 21, 2006, the Bank applied to the Federal Reserve and the Division to open its second office in Kent, Ohio. After receiving such approval from the Federal Reserve and the Division, the Bank opened its new Kent office to the public on July 26, 2006. The Company also owns all of the issued and outstanding common securities of Portage Bancshares Capital Trust I, a Delaware statutory trust, which was established by the Company in connection with a pooled offering of floating rate trust preferred securities. See "DESCRIPTION OF BUSINESS—SUBORDINATED DEBENTURES".

Business

The principal business of the Company is the ownership and operation of the Bank, which is a wholly owned subsidiary of the Company and its principal asset. The Company is a bank holding company with consolidated total assets of approximately $163,709,036.00 at June 30, 2006.

The Bank's main office is located at 1311 East Main Street, Ravenna, Ohio 44266 and the Bank's new Kent office is located at 1532 South Water Street, Kent, Ohio 44240. See "DESCRIPTION OF PROPERTY".

In the future, the Company may acquire or organize other financial institutions with state or federal charters, however the Company has no pending, contemplated or anticipated acquisition plans. The Company may also in the future engage in other activities permitted under the Bank Holding Company Act of 1956, as amended, although it does not have any present plans to do so. The Bank and the main office of the Company are located at 1311 East Main Street, Ravenna, Ohio 44266. The Company's telephone number is (330) 296-8090.

The Bank

Although wholly owned by the Company, the Bank is an independent community bank. As a community bank, the Bank primarily serves individuals and small and medium-sized businesses located in Ravenna, Ohio and the surrounding community. The Bank provides a full range of retail banking services, including (i) the acceptance of demand, savings and time deposits, (ii) the making of loans to consumers, businesses and other institutions, (iii) the investment of excess funds in the purchase of federal funds, U.S. government and agency obligations, and state, county and municipal bonds, and (iv) other miscellaneous financial services usually handled for customers by commercial banks. The Bank offers its customers deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market area at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available as well as broker-dealer services. The Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. All deposit accounts are insured by the FDIC up to the maximum amount. At June 30, 2006, the Bank had deposits of $144,185,458.00.

The principal sources of the Bank's revenues are: (i) interest and fees on loans, (ii) deposit service charges, (iii) federal funds sold (funds loaned on a short-term basis to other banks), and (iv) interest on investments (principally government securities). The Bank's lending activity consists of short-to-medium-term commercial and consumer loans, including operating loans and lines, equipment loans, automobile loans, recreational vehicle and truck loans, personal loans or lines of credit, home improvement and rehabilitation loans and VISA national credit cards. The Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards, automatic draft for various accounts, internet banking services and telephone banking services. The Bank has a night depository and an automated teller machine as well as drive-up services.

Changes in governmental monetary policy and other economic trends may affect the ability of the Bank to attract deposits and make loans and may also affect the demand for mortgage and other loans, and, accordingly, the operating results of the Bank. The Company is unable to predict the nature or extent of the effect on the Bank's operating results of monetary policy changes or other economic factors over which the Company has no control, such as unemployment and inflation. The success of the Bank will depend in significant part upon its ability to match its sources and uses of funds so as to create a favorable net interest spread. Given the volatility of interest rates, it is possible that in the future the interest income earned by the Bank on loans and investments will be less than the interest paid by it on deposits and borrowings. While the Company will seek to manage this risk in a way that is advantageous to its shareholders, there is no assurance that it will succeed.

The following summarizes nonaccrual, past due and restructured loans of the Bank as of:

	June 30,	**December 31,**	
	2006	**2005**	**2004**
Nonaccural loans	$1,209,000.00	$607,000.00	$454,000.00
Accrual loans past due 90 days	51,000.00	226,000.00	115,000.00
Troubled debt restructuring	0.00	0.00	0.00
Total	$1,260,000.00	$833,000.00	$569,000.00

Nonaccrual loans—The Bank places loans on the nonaccrual status when the principal and/or interest are more than 90 days past due unless the credit is well secured and in the process of collection. The Bank also places a loan on nonaccrual status if the repayment in full is not expected or if there is a significant deterioration in the financial condition of the borrower.

Potential Problem Loans—At June 30, 2006 and December 31, 2005 and 2004, there were certain loans not otherwise identified above which are included on the Bank's management's watch list. Management's watch list includes both loans which management has some doubt as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers financial condition. These loans and their potential loss exposure have been considered the Bank's management's analysis of the adequacy of the allowance for loan losses.

Foreign Outstandings—There were no foreign outstandings during the periods presented.

Loan Concentrations—There are no concentrations of loans greater than 10% of total loans which are not otherwise disclosed as a category of loans in the footnotes to financial statements.

Other Interest-Bearing Assets—At June 30, 2006 and December 31, 2005 and 2004, there are no other interest-bearing assets that are past due or for which management does not expect full payment. The following schedule presents an analysis of the allowance for loan losses and related ratios for the following periods:

	For the six months ended June 30 2006	For the year ended December 31, 2005	2004
Balance at beginning of period	$1,729,500.00	$1,451,450.00	$1,141,975.00
Charge-offs:			
Commercial	($ 82,230.00)	($ 1,790.00)	($ 4,800.00)
Credit cards	(8,070.00)	(44,415.00)	(27,467.00)
Real estate	(89,714.00)	(77,241.00)	-
Personal	(4,900.00)	(25,130.00)	(60,485.00)
Business	-	(230,037.00)	(104,198.00)
Total charge-offs	(184,914.00)	(351,613.00)	(196,950.00)
Recoveries:			
Commercial	-	-	-
Credit cards	110.00	160.00	6,470.00
Real estate	83,000.00	65,000.00	
Personal	9,397.00	17,976.00	35,993.00
Business	723.00	196,265.00	6,020.00
Total recoveries	93,230.00	279,401.00	48,483.00
Net charge-offs	(91,684.00)	(72,212.00)	(148,467.00)
Provision for loan losses	218,434.00	350,262.00	457,942.00
Balance at end of period	$1,856,250.00	$1,729,500.00	$1,451,450.00
Annualized ratio of net charge-offs During the period to average loans Outstanding during the period	0.14%	0.06%	0.15%

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net , at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

The following schedule is a breakdown of the allowance for loan losses allocated by type of loan and related ratios:

	June 30, 2006		December 31, 2005	
Balance at End of Period	**Amount**	**Percent of loans in each category to total loans**	**Amount**	**Percent of loans in each category to total loans**
Personal	$86,448.00	5.7%	$61,085.00	5.6%
Credit lines	112,131.00	13.5	97,845.00	13.8
Business	1,499,044.00	61.0	1,330,207.00	60.3
Real estate	133,520.00	19,2	79,021.00	19.6
Credit cards	25,107.00	0.6	9,942.00	0.7
Unallocated				
Total	$1,856,250.00	100%	$1,729,500.00	100%

Competition

The banking business in the Bank's primary service area is competitive. Offices of subsidiary banks of major bank holding companies are located throughout the area. Many banks enjoy certain competitive advantages over the Bank, including greater financial and human resources, established contacts with businesses and individuals and the ability to make larger loans to a single borrower than is presently possible for the Bank. The greater financial resources of these banks also allow them to maintain numerous branch offices (and thus offer greater convenience to the public than the Bank) and to conduct extensive advertising and promotional campaigns. The Bank also competes with savings banks, credit unions and other types of financial intermediaries, including money market funds and other mutual funds and insurance companies, some of which are not subject to the same degree of regulation and restriction as the Bank.

To help it compete effectively, the Bank relies on the experience of its senior officers and the personal and business contacts of its officers, directors and shareholders. While larger commercial banks may offer numerous branch offices, it is management's opinion that the Bank is in a strong position to gain business by providing focused, personalized services to its customers.

Employees

The Company has no employees. Richard J. Coe, Kevin T. Lewis, John S. Forberg, Steven P. McDonald, Connie M. Bennett and Jill M. Conard are executive officers of the Bank. Such officers receive salaries from the Bank but receive no compensation for their services to the Company. The Bank currently employs 26 full-time employees and 19 part-time employees. See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES".

Dividend Policy

The Company has paid no dividends to date and does not expect to pay any dividends to its shareholders in the immediate future. The principal source of revenue to the Company will be dividends received from the Bank. The Bank, however, intends to retain its earnings and not pay dividends to the Company. There can be no assurance that the Bank will ever pay dividends to the Company, and the Company presently intends to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank also will be subject to restrictions imposed by federal and state banking laws. These restrictions are described below under the caption "SUPERVISION AND REGULATION".

Capitalization

The following table sets forth the capitalization of the Company and the Bank (on a consolidated basis) as of June 30, 2006 and as adjusted to give effect to the issuance and sale of the Shares offered hereby, net of estimated offering costs.

	As of	As Adjusted	
	June 30, 2006	Minimum	Maximum
Shareholders' Equity:			
Common shares, no par value, 800,000 shares authorized, 288,877 shares issued; (pro forma 333,737 shares issued at minimum and 383,737 shares issued at maximum)	$7,654,318.00	$10,094,318.00	$12,594,318.00
Treasury Shares, at cost (5,140 shares)	(248,500.00)	(248,500.00)	(248,500.00)
Retained Earnings	3,411,813.00	3,411,813.00	3,411,813.00
Accumulated Other Comprehensive Loss	(192,195.00)	(192,195.00)	(192,195.00)
Total Shareholders' Equity	$10,625,436.00	$13,065,436.00	$15,565,436.00

Subordinated Debentures

In March of 2004, the Company formed Portage Bancshares Capital Trust I, a Delaware statutory trust (the "Trust") and purchased all of the common securities of the Trust. The Company caused the Trust to issue and sell to NBC Capital Markets Group, Inc., a broker-dealer member of The National Association of Securities Dealers, Inc., 2,500 Floating Rate Capital Securities of the Trust having a stated liquidation amount of $1,000.00 each and bearing a variable distribution rate per annum, reset quarterly (the "Capital Securities"). The proceeds from the sale of the Capital Securities were combined with the proceeds from the sale by the Trust to the Company of its common securities and used by the Trust to purchase $2,450,000.00 in aggregate principal amount of Floating Rate Junior Subordinated Debt Securities of the Company due 2034 (the "Subordinated Debt Securities"). The Company used the net proceeds from its issuance and sale of the Subordinated Debt Securities to pay for the costs and expenses associated with the formation of the Trust and the sale of the Capital Securities and Subordinated Debt Securities and to provide additional capital to the Bank. The Subordinated Debt Securities represent debt obligations of the Company and are classified on the Company's financial statements as a liability. The Company has also fully and unconditionally guaranteed on a subordinated basis the obligations of the Trust under the Capital Securities with respect to distributions and amounts payable upon liquidation, redemption and repayment. Payments made by the Company to the Trust on the Subordinated Debt Securities are used by the Trust to make the payments due by the Trust under the Capital Securities. The Capital Securities must be redeemed no later than April 23, 2034 and the Company has the option to call the Capital Securities at par value five years from the date of original issuance. The interest rate on the Capital Securities and the Subordinated Debt Securities is based on the 3-month London Interbank Offering Rate (LIBOR) plus 285 basis points. On December 31, 2005, such rate was 7.04%.

DESCRIPTION OF PROPERTY

The main office of the Company and the Bank are located at 1311 East Main Street, Ravenna, Ohio 44266 (the "Original Bank Property") in a historic home built circa 1920 by H. R. Loomis, a well known local business leader. The Bank initially leased the Original Bank Property from 1998 to 2004 pursuant to a lease agreement with Portage Land Company. On April 16, 2004, the Bank exercised an option to purchase the Original Bank Property from Portage Land Company for a total purchase price of $1,360,000.00. The Original Bank Property is comprised of approximately 4.208 acres of land and the Bank's main office is approximately 10,000 square feet. In August of 2005, the Bank completed construction of an additional building on the Original Bank Property, comprised of approximately 4,500 square feet, which is located at 137 Bryn Mawr, Ravenna, Ohio. The Bank uses this new building for its operations and finance offices. The operations and finance building was constructed for a total cost of approximately $900,000.00. Robert Andrews, Tim Crock, Emilio Ferrara, Paul Ferrara, William Hale, Patrick Lally, Margaret Mascio-Medzie, Lawrence Relyea and Tom Siciliano, each an original founding shareholder of the Company, were each a shareholder of Portage Land Company at the time of the lease and purchase of the Original Bank Property by the Bank. The Company believes that the terms and conditions of the Bank's purchase of the Bank Property are substantially similar to those which could have been obtained from an unrelated third party.

On July 26, 2006, the Bank opened its new Kent office to the public. The Bank purchased three (3) separate but contiguous parcels of real property in Kent, Ohio on which the Bank constructed its Kent, Ohio office. The building for the Kent office was constructed for a total cost of approximately $700,000.00. The relevant information concerning the acquisition of the three (3) parcels of real estate is set forth in the table below:

Date of Purchase	Address	Description	Sellers	Purchase Price
6/24/05	1530 South Water Street Kent, Ohio	1.530 acres	Aldo and Josephine Lorenzine	$285,000.00
6/24/05	1536 South Water Street Kent, Ohio	1.590 acres	Peter J. and Doris A. Meduri, Trustees	$285,000.00
8/31/05	1540 South Water Street Kent, Ohio	1.660 acres	Sara Ann Peoples	$292,500.00

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company currently estimates that upon completion of the Offering its directors and officers will beneficially own 68,137 Shares and the officers and directors of the Bank will own 85,074 Shares, assuming that none of the outstanding options to purchase Shares are exercised, none of the 500 Shares required to be issued by the Company to Richard J. Coe are issued, and the officers and directors of the Company and the Bank purchase 6,500 and 7,300 additional Shares in this Offering, respectively. If all the Shares offered hereby are sold, such directors and officers as a group will control approximately 17.76% and 22.17%, respectively, of the voting power of the Company. If only the minimum number of Shares is sold, such directors and officers will control approximately 20.42% and 25.49%, respectively, of such voting power.

The following table sets forth the names and ages of the directors, executive officers and significant employees of the Company and positions with the Company:

Name	Age	Position (Term as Director Expires)
Richard J. Coe	53	Director (2006)
Timothy E. Crock	47	Director (2006)
Emilio D. Ferrara	68	Director (2008
Paul L. Ferrara	63	Director (2007)
William E. Hale	61	President and Director (2007)
Margaret F. Mascio-Medzie	46	Vice President, Secretary and Director (2007)
Lawrence W. Relyea	76	Director (2006)
Thomas S. Siciliano	46	Vice President, Treasurer and Director (2008)

The following table sets forth the names and ages of the directors, executive officers and significant employees of the Bank and positions with the Bank:

Name	Age	Position (Term as Director Expires)
Richard J. Coe	53	Chief Executive Officer, and Director (2007)
James V. Damicone	56	Director (2007)
Kevin T. Lewis	47	President
John S. Forberg	63	Vice President, Treasurer and Chief Financial Officer
Margaret F. Mascio-Medzie	46	Director (2008)
William E. Hale	61	Director (2009)
Paul L. Ferrara	63	Director (2008)
Aaron A. Moats	51	Director (2007)
Emilio D. Ferrara	68	Director (2008)
Thomas S. Siciliano	46	Director (2009)
Richard L. Leonard	69	Director (2008)
Jill M. Conard	52	Vice President and Secretary
Connie M. Bennett	40	Vice President and Chief Operations Officer
Steven P. McDonald	31	Vice President and Chief Lending Officer

The Board of Directors of the Company presently consists of eight (8) members and the Board of Directors of the Bank presently consists of nine (9) members, whose terms are staggered and expire at the annual meeting of shareholders to be held in the years indicated above and until their successors are elected and qualified. Executive officers serve at the discretion of the Board of Directors.

Connie M. Bennett graduated from Hiram College in 1988 with a bachelor of arts degree in both business management and philosophy. Mrs. Bennett is employed as Chief Operations Officer and Vice President of the Bank and is responsible for human resources, operations and regulatory compliance. Mrs. Bennett was employed by Bank One Akron, N.A. from 1988 to 1998. From 1991 to 1996 she was branch manager of the Kent, Ohio branch and from 1996 to 1998 she was a banking officer and financial center manager of the Ravenna, Ohio branch.

Richard J. Coe has lived in Ravenna, Ohio his entire life and has been employed as the Chief Executive Officer of the Bank since 1998. Mr. Coe was employed by Banc One from 1973 to 1998, where he focused primarily on the Portage County, Ohio market. Mr. Coe held the position of Vice President for Retail Division from 1994 to 1998 with management responsibility for 60 bank branches and 500 employees. Mr. Coe graduated from Kent State University in 1977 with a bachelor's degree in business administration and has been active in several community organizations in the Portage County area.

Jill M. Conard is a graduate of Bohecker's Business College and is a life-long resident of the community. Ms. Conard has been employed as a Vice President since 1998. Her responsibilities include Bank depository products, Bank security and acting as the Secretary to the Bank's Board of Directors. Ms. Conard has twenty-five (25) years of banking experience with Bank One, and has spent her entire career working in the Ravenna market. Her work experience includes a variety of areas including new account development and lending.

Timothy E. Crock is a graduate of Kent Roosevelt High School. Mr. Crock has been a resident of the Portage community for 47 years. For the past seventeen (17) years Mr. Crock has been the owner and operator of Crock's Car Care, an automotive maintenance and repair shop located in Kent.

James V. Damicone is a graduate of Bowling Green State University with a degree in business. From July 2003 to the present, Mr. Damicone has been the owner of Damicone Operating Ltd., LLC through which he is a franchisee of Dunkin Donuts/Baskin Robbins in Streetsboro, Ohio. Prior to this current position, he was the President and Chief Executive Officer of Medical Specialties of Stoughton, Massachusetts. Mr. Damicone held this position until December 2000.

Emilio D. Ferrara is a graduate of Kent State University, Case Western Reserve University and the University of Cincinnati with degrees in biology-chemistry, dentistry and oral maxillofacial surgery. Dr. Ferrara has been a resident of the Portage community for the past thirty-seven (37) years and has been an oral maxillofacial surgeon, with hospital privileges at four (4) area hospitals, since 1968. Dr. Ferrara is a member of the Kent City School Board, the Kent State University Athletic Board and the Robinson Memorial Foundation Board.

Paul L. Ferrara is a life long resident of Portage County. Mr. Ferrara is a graduate of Heidelberg College in Tiffin, Ohio, where he received his bachelor's degree in biology and physics. He received his certificate in physical therapy from The Ohio State University and is licensed as a physical therapist and athletic trainer in Ohio. He is also a certified surgical assistant with hospital privileges at Robinson Memorial and Akron General Hospitals. Mr. Ferrara has been the Owner and Chief Executive Officer of Portage Physical Therapy, Inc., an outpatient rehabilitation business located in Portage County, since 1972. In addition, Mr. Ferrara continues to treat patients and provides home health therapy. He is also President of Great Lakes PTPN and serves on the Medical Advisory Committees for the Robinson Visiting Nurse and Professional Nursing Home Health Services. Mr. Ferrara became a director of the Company and the Bank in 1997.

John S. Forberg is a former Vice President and Division Controller of Banc One, Akron where he was employed from July 1992 through July 1997. Mr. Forberg's duties at Banc One included financial analysis and the preparation of budgets and management reports. Mr. Forberg is a graduate of Ferris State University with a bachelor of science degree in accounting. Mr. Forberg has been a Vice President and Chief Financial Officer of the Bank since 1998.

William E. Hale has been a resident of the Portage community for more than thirty-eight (38) years. Mr. Hale is a graduate of Kent State University with a bachelor's degree in economics and a master's degree in business administration. Mr. Hale has been the Chief Executive Officer and chief lending officer of the Neighborhood Development Service, until June, 2006, a position he has held since 1985, and the Deputy Registrar of the Ravenna License Bureau, a position he has held since 1983. Mr. Hale is also the owner of Hale Development, a real estate development and consulting company. In addition to owning and operating his business in Ravenna, Mr. Hale also served the community as Director of Public Services in Ravenna in 1984 and 1985. Mr. Hale became a director in 1977.

Richard Leonard is a graduate of The Ohio State University and has been a resident of Ravenna, Ohio for thirty-three (33) years. Mr. Leonard is a former examiner for the Federal Reserve Bank and a former commercial banker and entrepreneur. Mr. Leonard is currently serving as President of Ravenna City Council.

Kevin T. Lewis was employed as a Vice President of Banc One in Akron from 1991 to 1998 where, most recently, he was in charge of commercial lending. Prior to working for Banc One, Mr. Lewis worked for other banks in Portage County, Ohio. Mr. Lewis is a graduate of Hiram College with a bachelor of arts degree in business and is active in several civic organizations in the Portage County area. Mr. Lewis became a Vice President and the Chief Lending Officer of the Bank in January, 1998 and in 2006, Mr. Lewis became the President of the Bank.

Margaret F. Mascio-Medzie is a graduate of Notre Dame College of Ohio and Kent State University with degrees in psychology, sociology and higher education administration. Ms. Mascio-Medzie is the Regional Community Director with the American Cancer Society serving Northeast Ohio. Prior to that position, from 1980 to 1997, Ms. Mascio-Medzie owned a pizza restaurant in Garrettsville, Ohio. Ms. Mascio-Medzie has been a resident of the Portage community for the past thirty-two (32) years. Ms. Mascio-Medzie is involved in a variety of civic organizations, including Leadership Akron, Arch Bishop Hoban High School, Leadership Portage County, and Boy Scouts of America. Ms. Mascio-Medzie became a director of the Bank in 1997.

Steven P. McDonald is a graduate of Bowling Green State University with a degree in finance. Mr. McDonald is currently employed by the Bank as a Vice President and Chief Lending Officer. Before advancing to these positions, Mr. McDonald was a commercial loan officer with the Bank. Prior to his employment at the Bank, Mr. McDonald was a bank examiner with the State of Ohio Department of Commerce, Division of Financial Institutions.

Aaron A. Moats is a graduate of Kent State University with a degree in zoology and of The Ohio State University with a degree in optometry. Dr. Moats has been in private practice in Ravenna, Ohio for the past twenty-four (24) years.

Lawrence W. Relyea is a graduate of the Ohio State University with a degree in economics. Mr. Relyea has been a resident of the Bainbridge community for the past forty-eight (48) years. Mr. Relyea had been employed since 1988 as the president of Mole Constructors, Inc., a tunnel construction corporation, until his retirement in December of 1999.

Thomas S. Siciliano has been a resident of the Portage community for forty-six (46) years. Mr. Siciliano is a graduate of Rootstown High School. Since 1983, Mr. Siciliano has been the owner-operator of Siciliano's Pizzaria in Ravenna. In addition to serving the local community as a small business owner, Mr. Siciliano is a member of the Rootstown Local School Board.

REMUNERATION OF DIRECTORS AND OFFICERS

None of the officers of the Company receives any compensation for their services rendered to the Company. The following table sets forth information regarding the aggregate remuneration of the three (3) highest paid persons who are directors or officers of the Bank during the fiscal year ended December 31, 2005:

Identity of Group	Aggregate Remuneration
Three highest paid Officers of the Bank as a Group[1]	$390,810.81
Three highest paid Directors of the Bank as a Group	$ 27,600.00

[1] The Company has entered into an Agreement with Richard J. Coe to issue Mr. Coe up to 500 Shares of the Company's common stock as a bonus for accepting employment with the Bank. Although the Company has not yet issued any Shares to Mr. Coe under the Agreement to date.

Each director of the Bank who is not an employee of the Bank receives a fee of $600.00 for attendance at each meeting of the Board of Directors of the Bank and a fee of $100.00 for attendance at each meeting of a committee of the Board of Directors of the Bank. No director of the Company receives a fee for attendance of meetings of the Board of Directors of the Company.

The Bank has also adopted a cash bonus plan for its employees based on the satisfaction of certain financial goals. The executive officers, directors and other key employees of the Company and the Bank are also entitled to participate in the Portage Bancshares, Inc. 2004 Stock Incentive Plan which the Company adopted on June 23, 2004 and revised June 20, 2006 (the "Plan"). See "REMUNERATION OF DIRECTORS AND OFFICERS—Stock Plan and Employee Benefit Plans" below.

Stock Plan

The Company has adopted a stock incentive plan, the Portage Bancshares, Inc. 1997 Stock Incentive Plan, as superseded by the Portage Bancshares, Inc. 2004 Stock Incentive Plan which was adopted June 23, 2004 and revised June 20, 2006 (the "Plan"), which permits the Board of Directors of the Company to grant incentive stock options and nonqualified stock options to key employees and directors of the Company or the Bank for the purchase of Shares. As of June 30, 2006, the Company had issued options under the 1997 Stock Incentive Plan and 2004 Stock Incentive Plan exercisable into 140,000 Shares and there remains outstanding options which may be exercised into 133,166 Common Shares. The Company will not grant options or warrants for the purchase of Shares with an exercise price of less than the higher of (i) the book value of such Shares on the last day of the calendar year prior to the date of the granting of such option, or (ii) 100% of the fair market value of such Shares on the date of grant (or 110% of the fair market value of such Shares on the date of grant in the case of an eligible employee who owns more than 10% of the total combined voting power of all classes of the Company's securities). Issuance of Shares upon exercise of any options granted pursuant to the Plan could have a dilutive effect on the net book value of the Shares offered hereby. Under the terms of the Plan, options may be granted by the directors of the Company without further shareholder approval. The Company believes that the Plan will assist the Company and the Bank in attracting and retaining qualified personnel.

Employee Benefit Plans

The Bank has adopted customary employee benefit plans, including a 401(k) plan and a supplemental employee retirement plan (SERP), in which certain employees of the Bank may participate.

Future Transactions

Any future transactions between the Company and any officer, director or person owning five percent (5%) or more of any class of the Company's Shares will be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information, both before and after the Offering, with respect to the ownership, direct or indirect, of Shares by officers and directors of the Company and the Bank based on 283,737 Shares issued and outstanding as of June 30, 2006. No other person, or persons acting as a group, is known to the Company to be the beneficial owner of more than ten percent (10%) of any class of the Company's voting securities. The officers and directors of the Company and the Bank may purchase additional Shares in this Offering, if necessary to achieve the minimum purchase of 50,000 Shares to complete the Offering. Any purchase of Shares by such persons would be on the same terms and conditions as set forth in this Offering Statement, would be for investment purposes only and would not be for the purpose of resale.

Name	Address	Title of Class	Amount Owned Before Offering	Amount Owned After Offering[1]
Connie M. Bennett	419 Liberty St. Ravenna, OH 44266	no par common	1,900 (.67%)	1,900 (.50%)
Richard J. Coe	249 Lawrence St. Ravenna, OH 44266	no par common	2,200 (.78%)	2,400 (.63%)
Jill M. Conard	3933 Pfile Dr. Rootstown, OH 44272	no par common	1,240 (.44%)	1,340 (.35%)
Timothy E. Crock	1489 Jacobs Lane Kent, OH 44240	no par common	5,217 (1.84%)	5,217 (1.36%)
James V. Damicone	6531 Blackfriars Lane Hudson, OH 44236	no par common	3,200(1.13%)	3,800 (.99%)
Emilio D. Ferrara	1436 Lake Roger Dr. Kent, OH 44240	no par common	8,700 (3.07%)	9,200 (2.40%)
Paul L. Ferrara	4918 Sunnybrook Rd. Kent, OH 44240	no par common	7,300 (2.57%)	12,300 (3.21%)
John S. Forberg	3128 Woodridge NW Canton, OH 44718	no par common	200 (.07%)	200 (.05%)
William E. Hale	1494 Howe Rd. Kent, OH 44240	no par common	30,740 (10.83%)	30,740 (8.01%)
Richard L. Leonard	422 Lawrence St. Ravenna, OH 44266	no par common	1,100 (.39%)	1,100 (.29%)
Kevin T. Lewis	5279 Rootstown Rd. Ravenna, OH 44266	no par common	4,667 (1.64%)	4,767 (1.24%)
Margaret Mascio-Medzie	771 E. Riddle Ave. Ravenna, OH 44266	no par common	3,180 (1.12%)	3,980 (1.04%)
Steven P. McDonald	3162 Westwood Dr. Ravenna, OH 44266	no par common	6,267 (2.21%)	6,267 (1.63%)
Aaron A. Moats	500 Bennett Ave. Ravenna, OH 44266	no par common	4,680 (1.65%)	4,680 (1.22%)
Lawrence W. Relyea	17530 Haskins Rd. Bainbridge, OH 44023	no par common	1,900 (.67%)	1,900 (.50%)
Thomas S. Siciliano	3762 New Milford Rd. Rootstown, OH 44272	no par common	2,400 (.85%)	2,400 (.63%)
Officers and Directors of the Company as a group		no par common	61,637 (21.72%)	68,137 (17.76%)
Officers and Directors of the Bank as a group		no par common	77,774 (27.41%)	85,074 (22.17%)

[1]Certain officers and directors of the Company and officers and directors of the Bank have indicated that they intend to purchase a total of 6,500 and 7,300 Shares being offered pursuant to this Offering, respectively. The percentages listed assume that the officers and directors of the Company and the Bank purchase such 6,500 and

7,300 Shares being offered pursuant to this Offering, respectively, and assume that none of the options outstanding under the Portage Bancshares, Inc. 1997 or 2004 Stock Incentive Plan are exercised. Officers and directors of the Company and the Bank may purchase additional Shares in this Offering. The percentages shown for ownership of shares by officers and directors after the Offering assume that the maximum number of Shares are sold.

The following table sets forth information with respect to the ownership of stock options by current and former officers and directors of the Company and the Bank and all officers and directors as a group. Such options were issued pursuant to the Portage Bancshares, Inc. 1997 or 2004 Stock Incentive Plan. As of June 30, 2006, 6,834 of such options had been exercised.

Name of Holder	Title and Amount of Securities Called for by Option	Exercise Price	Date Exercisable
Robert J. Andrews, Jr.	no par common 1,250	$25	10/27/99
Dominic Bellino	no par common 166	$30	5/15/02
	no par common 250	$30	1/6/04
	no par common 400	$42.25	6/15/05
	no par common 400	$45	11/16/05
Connie M. Bennett	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,400	$30	7/15/01
	no par common 1,600	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,400	$45	11/16/05
Douglas Blay	no par common 500	$45	11/16/05
Thomas Biltz	no par common 400	$45	11/16/05
Renee Booher	no par common 500	$45	11/16/05
Richard J. Coe	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,400	$30	7/15/01
	no par common 1,600	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,112	$45	11/16/05
Jill M. Conard	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,400	$30	7/15/01
	no par common 1,600	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 800	$42.25	6/15/05
	no par common 900	$45	11/16/05

Timothy E. Crock	no par common 600	$30	7/15/01
	no par common 400	$30	5/15/02
	no par common 200	$30	1/6/04
Dames V. Damicone	no par common 100	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
Emilio D. Ferrara	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
Paul L. Ferrara	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
John S. Forberg	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,400	$30	7/15/01
	no par common 1,600	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,200	$45	11/16/05
John Gargan	no par common 250	$30	1/6/04
	no par common 400	$42.25	6/15/05
	no par common 400	$45	11/16/05
William E. Hale	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
Donald D. Herman	no par common 750	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,200	$30	5/15/02
	no par common 1,200	$30	1/6/04
	no par common 1,000	$42.25	6/15/05
	no par common 1,200	$45	11/16/05
Patrick J. Lally	no par common 1,250	$25	10/27/99
	no par common 750	$25	4/26/00
	no par common 600	$30	7/15/01
	no par common 200	$30	5/15/02
Richard L. Leonard	no par common 250	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05

Kevin T. Lewis	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,400	$30	7/15/01
	no par common 1,600	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,400	$45	11/16/05
Steven McDonald	no par common 500	$30	1/6/04
	no par common 1,000	$42.25	6/15/05
	no par common 1,000	$45	11/16/05
Margaret F. Mascio-Medzie	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
Aaron A. Moats	no par common 100	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
E. Pritchard	no par common 100	$45	11/16/05
Lawrence W. Relyea	no par common 1,250	$25	10/27/99
	no par common 750	$25	4/26/00
	no par common 600	$30	7/15/01
	no par common 400	$30	5/15/02
	no par common 200	$30	1/6/04
James C. Shank	no par common 1,500	$25	10/27/99
	no par common 2,500	$25	4/26/00
	no par common 2,000	$30	7/15/01
	no par common 1,800	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 400	$42.25	6/15/05
	no par common 400	$45	11/16/05
Thomas S. Siciliano	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
Tracy Sites	no par common 400	$30	1/6/04
	no par common 800	$42.25	6/15/05
	no par common 800	$45	11/16/05
Michelle Spellman	no par common 400	$45	11/16/05

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Certain Relationships and Related Transactions

Robert Andrews, Tim Crock, Emilio Ferrara, Paul Ferrara, William Hale, Patrick Lally, Margaret Mascio-Medzie, Lawrence Relyea and Tom Siciliano are each an original founding shareholder of the Company (the "Founding Shareholders"). Each of the Founding Shareholders is a shareholder of Portage Land Company which leased and then eventually sold to the Bank the land and building in which the Bank's offices are located. See "DESCRIPTION OF PROPERTY". The Company believes that the terms and conditions of the Bank's purchase of such property were substantially similar to those which could have been obtained from an unrelated thirty party seller.

The Bank made available a $70,000 Home Equity Line of Credit to Richard L. Leonard, who is a director of the Bank, on March 11, 2005. As of December 31, 2005, the loan balance is $9,300.43. The loan provides for interest at the Bank's prime rate.

The Bank has made two loans to Portage Physical Therapists, a company owned by Paul L. Ferrara, who is a director of the Bank and a director of the Company. The first loan was made on May 30, 2002 in the original principal amount of $23,408.33. The loan bears a fixed interest rate at 7.00% per annum and, as of December 31, 2005, $9,177.21 of the principal amount of the loan was outstanding. The second loan was made on April 4, 2003 in the original principal amount of $18,526.06. The loan bears a fixed interest rate at 6.50% per annum and, as of December 31, 2005, $9,391.39 of the principal amount of the loan was outstanding.

On October 1, 1998, the Bank made a commercial business loan to Thomas S. Siciliano, who is an officer and director of the Company and a director of the Bank. The original principal amount of the loan was $124,139.00 and bears interest at the adjustable rate of 5.56% per annum for a three (3) year term. The outstanding principal balance on December 31, 2005 was $82,102.00. On July 2, 2004, the Bank made a personal loan to Mr. Siciliano in the original principal amount of $20,000.00. Such loan bears interest at a fixed rate of 5.50% per annum and the principal balance outstanding on December 31, 2005 was $15,000.00.

The Bank has made two loans to Paul L. Ferrara, who is a director of the Company and a director of the Bank. The first loan was made on June 20, 2003 in the original principal amount of $46,649.12. The loan bears a fixed interest rate at 5.45% per annum and, as of December 31, 2005, $27,229.07 of the principal amount of the loan was outstanding. The second loan was made on October 5, 2005 in the original principal amount of $805,717.50. The loan bears a fixed interest rate at 7.50% per annum and, as of December 31, 2005, $805,717.50 of the principal amount of the loan was outstanding.

In addition to the two loans set forth above, Mr. Ferrara has a VISA account with the Bank opened on April 15, 2003 with a credit line of $15,000.00. As of December 31, 2005 the outstanding balance is $15,037.35 and bears an interest rate of prime + 2% per annum.

The Bank has made a Home Equity Line of Credit available to James V. Damicone who is a director of the Bank. The loan was made on January 18, 2002 in the original principal amount of $600,000.00. The loan bears an interest rate at the prime rate and, as of December 31, 2005, $58,487.17 of the principal amount of the loan was outstanding.

The Bank has made three loans to Neighborhood Development Services, Inc., a 501(c)(3) organization of which William E. Hale is the Chief Executive Officer. Mr. Hale is the President and a director of the Company and a director of the Bank. The first loan was made on March 8, 2002 in the original principal amount of $100,000.00. The loan bears an adjustable interest rate at 4.75% per annum and, as of December 31, 2005, $100,000.00 of the principal amount of the loan was outstanding. The second loan was made on June 28, 2004 in the original principal amount of $57,000.00. The loan bears a three (3) year adjustable rate of interest at 6.50% per annum and, as of December 31, 2005, $56,060.84 of the principal amount of the loan was outstanding. The third loan was made on June 28, 2004 in the original principal amount of $57,500.00. The loan bears a three-year adjustable rate of interest of 6.50% per annum and, as of December 31, 2005, $56,552.62 of the principal amount of the loan was outstanding.

The Bank made available a $70,000.00 Home Equity Line of Credit to Aaron A. Moats, a director of the Bank, on August 21, 1998. As of December 31, 2005 the loan has a balance of $14,306.07. The loan provides for interest at the Bank's prime rate. In addition, the Bank has made two business loans to Mr. Moats. The first loan was made on September 21, 1998 in the original principal amount of $221,541.77. The loan bears a three (3) year adjustable rate of interest at 5.56% and, as of December 31, 2005, $75,161.09 of the principal amount of the loan was outstanding. The second loan was made on February 11, 2000 in the original principal amount of $190,000.00. The loan bears a three (3) year adjustable rate of interest at 7.27% and, as of December 31, 2005, $126,155.77 of the principal amount of the loan was outstanding.

In addition to the above, the Bank has issued a $2,000.00 overdraft line of credit to McGraw and Eckler, a business in which Mr. Moats has an interest. The line of credit has an interest rate of 18% per annum. There is currently no outstanding balance on this loan.

The Bank has issued a VISA account to Jill M. Conard, a Vice President and Secretary of the Bank. The account was opened on November 2, 1999 with a credit line of $10,000.00. As of December 31, 2005 the outstanding balance was $5,933.11 and bears an interest rate of prime + 2% per annum.

The following table sets forth certain overdraft lines of credit provided by the Bank to officers and directors of the Company and the Bank:

Name	**Loan Date**	**Fixed Interest Rate**	**Original Principal Amount**	**Principal Outstanding As of December 31, 2005**
Connie M. Bennett	09/01/98	18%	$1,000.00	$0.00
Jill M. Conard	11/03/99	18%	$1,000.00	$850.00
Paul L. Ferrara	08/26/99	18%	$1,000.00	$1,000.00
John S. Forberg	09/01/98	18%	$1,000.00	$0.00
Kevin T. Lewis	0703/98	18%	$2,000.00	$1,400.00
Richard L. Leonard	10/01/98	18%	$1,000.00	$0.00

Future Transactions

Any future transactions between the Company and any officer, director or person owning five percent (5%) or more of any class of the Company's Shares will be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

SECURITIES BEING OFFERED

The following summary does not purport to be complete and is qualified in all respects by references to applicable provisions of Ohio law and of the Amended Articles of Incorporation and the Code of Regulations of the Company.

The Company is authorized to issue 800,000 Shares, without par value. As of June 30, 2006, 283,737 Shares were issued and outstanding. The Shares offered hereby, when issued, will be fully paid and non-assessable. At June 30, 2006, the Company had approximately 400 shareholders of record.

Of the authorized Shares, 511,123 Shares are unissued. 100,000 Shares are being offered pursuant to this Offering. 100,000 of such unissued Shares are reserved for issuance under the Portage Bancshares, Inc. 2004 Stock Incentive Plan (the "Plan") and 500 of such Shares are reserved for issuance to Rick Coe pursuant to his stock bonus agreement with the Company. The Plan permits the Board of Directors of the Company to grant options to key employees and directors of the Company and the Bank to purchase Common Shares. The Company may issue up to 100,000 Shares under the Plan over a ten-year period. Options have been issued under the Plan and the Company's previous 1997 Stock Incentive Plan which are exercisable into 140,000 Shares, and 6,834 Shares have been issued to date upon exercise of such options. Options exercisable into 133,166 Shares remain outstanding. Although the directors have no present intent to do so, they could issue Common Shares to a party who would vote against a particular transaction. The issuance of such Shares could increase the absolute cost of a business combination and thereby discourage a potential takeover.

Applicable provisions of the Company's corporate governance documents and Ohio law which define the material characteristics of the Common Shares are summarized below.

Dividend Rights. Shareholders may receive dividends to the extent funds are legally available and the directors declare payment. The Company has paid no dividends to date and does not expect to pay any dividends to its shareholders in the immediate future. The Federal Reserve Board has prohibited the Company from payment of any dividends during the first three years of its operations. The principal source of revenue to the Company will be dividends received from the Bank. The Bank, however, intends to retain its earnings and not pay dividends to the Company at least until the Bank is operating profitably and has recovered all initial operating losses. The can be no assurance that the Bank will ever pay dividends to the Company and the Company presently intends to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank also will be subject to additional restrictions imposed by federal and state banking laws.

Voting Rights. Each shareholder has the right to cast one vote for each share owned on all matters submitted to a vote of shareholders. Shareholders have no cumulative voting rights.

Transfer Restrictions. In the event that any shareholder or his representative desires to sell or transfer all or any part of his Shares he is required to first offer such Shares for sale to the Company at the same price and upon the same terms offered to him by a third party pursuant to a bona fide written offer that is acceptable to him. The Company shall have the option for 30 days after receipt of such written offer to accept such offer.

In the event of the death of any shareholder, the executor or administrator of the estate of the shareholder or the beneficiary of the shareholder who has been distributed the Shares, will be subject to the same restrictions on transferability.

Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of the Company would be distributed to the holders of Common Shares pro rata.

Preemptive Rights. Holders of Common Shares have no preemptive rights with respect to future issuances of Common Shares.

Calls and Assessments. All shares of the capital stock of the Company outstanding are fully paid and nonassessable. The Common Shares offered hereby, when issued and sold in accordance herewith, will be fully paid and nonassessable. However, the Company may be required to fund the Bank after its initial capitalization in the event that the Ohio Division of Financial Institutions determines such capital infusion is necessary. In such event, if the Company does not have significant unencumbered assets to provide such infusion of capital, the Company would be forced to look to the existing shareholders for such funds, to borrow such funds or to have an additional equity offering of shares in the Company.

Change of Control. The Company has adopted certain so-called "anti-takeover" provisions. As discussed above, the Board of Directors may issue a substantial number of shares of capital stock and cumulative voting is not permitted in the election or removal of directors.

Section 1701.831 of the Ohio Revised Code provides that any "control share acquisition of an "issuing public corporation" may be made only with the prior authorization of shareholders. A "control share acquisition" is any acquisition, whether by tender offer, open market purchase, privately negotiated transaction or otherwise, of shares of a corporation which, when added to all other shares owned or controlled by the acquiror, would entitle the acquiror to exercise voting power in the election of directors within any of the following ranges: one-fifth or more but less than one-third; one-third or more but less than a majority; and a majority or more. The effect of this law is generally to prevent a person from acquiring any such level of control without prior shareholder approval.

Section 1704.02 of the Ohio Revised Code prohibits certain transactions, including mergers, consolidations, sales or other dispositions of assets, dissolutions, recapitalizations, loans and guarantees, between an "issuing public corporation" and an "interested shareholder" for three years after the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation has approved such transaction or the purchase of shares that resulted in the shareholder becoming an interested shareholder. After three years, such a transaction is permitted only if (i) prior to the date the shareholder became an interested shareholder the board of directors approved the purchase of shares, (ii) the transaction is approved by two-thirds of the shareholders or such other percentage (not less than a majority of the disinterested shares) set forth in the corporation's articles of incorporation or (iii) the transaction satisfies certain statutory fair price requirements.

Section 1707.043 of the Ohio Revised Code provides that in the event any person makes a proposal to acquire control of any Ohio corporation the outstanding shares of which are listed on a national securities exchange or regularly quoted in the over-the-counter market, such corporation is entitled to recover from such person any profit realized by that person upon the disposition of any equity securities of the corporation by that person within 18 months after making the acquisition proposal.

For purposes of the foregoing Ohio statutes, an "issuing public corporation" is defined as a corporation that (i) is incorporated in Ohio, (ii) has fifty or more shareholders, (iii) has its principal place of business, principal executive offices, assets having substantial value, or a substantial percentage of its assets within Ohio and (iv) has no close corporation agreement in effect and an "interested shareholder" is defined as any person who beneficially owns or has the power to exercise the voting power of shares entitling such person to 10% of the voting power in the election of directors.

The Bank Holding Company Act of 1956 requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank or bank holding company. Ohio law imposes certain additional restrictions on the acquisition and control of voting shares of any bank or bank holding company.

Reports to Shareholders. The Company intends to furnish its shareholders with annual reports, including audited financial statements, and with quarterly reports.

Transfer Agent. The transfer agent for the Common Shares is the Company .

Also see "SUPERVISION AND REGULATION" for requirements of state and federal law with regard to acquisition of the stock of a bank holding company.

SUPERVISION AND REGULATION

The following is a summary of certain statutes and regulations affecting the Company and the Bank. This summary is qualified in its entirety by such statutes and regulations.

The Company

On or about August 28, 1997, the Company filed with the Division an Application for Authorization to Organize a New State-Chartered Bank (the "State Application"). On or about January 21, 1998, the Bank applied to the Federal Deposit Insurance Corporation (the "FDIC Application") for federal deposit insurance coverage of its deposits. The Company submitted an application to the Board of Governors of the Federal Reserve System for permission to become a bank holding company by acquiring all of the voting stock of the Bank on or about March 6, 1998 (the "Federal Reserve Application"). On June 22, 1998, the Bank obtained a Certificate of Authority from the Division. On June 22, 1998, the FDIC Application and the Federal Reserve Application were approved authorizing the Bank to commence business as a subsidiary of the Company. On April 21, 2006, the Bank applied to the Federal Reserve and the Division to open a second office in Kent, Ohio which application was subsequently approved.

Due primarily to the Banks member status with the Federal Reserve Board, the Company is subject to regulation by the Federal Reserve Board and is required to file with the Federal Reserve Board annual reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks also are subject to examination by the Federal Reserve Board.

Regulation Y, promulgated under the Bank Holding Company Act of 1956, as amended, requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or before acquiring direct or indirect ownership or control of any voting securities of a bank or bank holding company, if, after such acquisition, it would control, directly or indirectly, more than five percent (5%) of the outstanding shares of any class of voting securities of the bank or bank holding company. Bank holding companies are permitted to acquire control of, or acquire substantially all of the assets of, a bank located outside the state in which the operations of the bank holding company's banking subsidiaries are principally conducted, however, such acquisitions are subject to certain restrictions and requirements. Bank holding companies may also own or control nonbank subsidiaries in any state. Ohio law imposes certain additional restrictions on the acquisition and control of voting shares of any bank or bank holding company.

In approving acquisitions by bank holding companies of companies engaged in nonbanking activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve Board is authorized to differentiate between activities commenced de novo and those commenced by the acquisition in whole or in part of a going concern.

Bank holding companies, as well as banks and their affiliates, are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

In addition, bank holding companies and their subsidiaries are prohibited from engaging in certain "tie-in" arrangements in connection with any extensions of credit, leases, sales of property, or furnishing of services.

The Bank

The Bank is chartered in the State of Ohio and is regulated by the Division of Financial Institutions. The Federal Deposit Insurance Corporation also regulates the Bank and insures its deposits. These regulatory agencies have the authority to examine the Bank and the Bank will be subject to their regulations. In addition, the operations of the Bank are affected through the regulation of the Company and the Bank by the Federal Reserve Board.

Capital

The Federal Reserve Board, the Superintendent and FDIC require banks and holding companies to maintain minimum ratios of primary and total capital to total assets. Regulatory authorities may increase such minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect the Bank and the Company, including their ability to pay dividends.

The Bank is also subject to federal and state regulations as to such matters as required reserves, limitations as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of its own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, its activities and operations are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Dividend Regulation

The ability of the Company to obtain funds for the payment of dividends and for other cash requirements is largely dependent on dividends declared and paid by its subsidiary bank. Payment of dividends by the Bank and any other subsidiary bank of the Company will be subject to restrictions imposed by federal and state banking laws. These restrictions include the prohibition in the Federal Deposit Insurance Act against the payment of dividends by any insured bank if it is in default in the payment of any assessment to the FDIC and the requirement that no dividend may be declared or paid until the earlier of the date which is three years from the opening of the bank or on which all initial losses of the bank have been recovered.

Under Ohio law, a bank's board of directors may declare dividends and distributions on the bank's outstanding shares, subject to all of the following conditions:

(A) Payment of a dividend or distribution may, generally, only be funded from undivided profits.

(B) A dividend or distribution may be paid in treasury shares or in authorized but unissued shares, if the board makes the required transfers to surplus and paid-in capital.

(C) The approval of the superintendent of financial institutions is required for the declaration of dividends and distributions if the total of all dividends and distributions declared on the bank's shares in any year, and not paid in shares, exceeds the total of its net income for that year combined with its retained net income of the preceding two years.

(D) Prior to the declaration of any dividend or distribution the bank has made all required allocations to reserves for losses or contingencies.

Government Policies and Legislation

The policies of regulatory authorities, including the Federal Reserve Board and the FDIC have had significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve Board is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishments of the discount rate on bank borrowings, changes in reserve requirements against bank deposits and limitations on interest rates which banks may pay on deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

The United States Congress has periodically considered and adopted legislation which has resulted in, and is presently considering other legislation that could result in, further deregulation of both banks and other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be adopted or as to the effect such legislation would have on the business of the Bank or the Company.

Ohio law allows a bank to branch into any county within the state and interstate branching is generally permitted. A bank holding company is presently permitted to merge any or all of its bank subsidiaries into a single bank.

LITIGATION

There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

LEGAL MATTERS

The validity of the Shares offered hereby will be passed upon for the Company by Plank & Brahm, A Legal Professional Association, 145 East Rich Street, Suite 400, Columbus, Ohio 43215.

PORTAGE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
As of June 30, 2006 and December 31, 2005
(UNAUDITED)

	June 30, 2006	December 31, 2005
ASSETS		
Cash and due from financial institutions	$ 4,679,971	$ 4,122,361
Interest bearing deposits in other financial institutions	38,366	20,254
Federal funds sold	4,454,000	275,000
Cash and cash equivalents	9,172,337	4,417,615
Securities available for sale	11,055,631	10,502,276
Federal Reserve Bank stock	245,150	245,150
Federal Home Loan Bank stock	456,600	404,900
Loans, net of allowance of $1,856,250 and $1,729,500	133,700,668	123,845,546
Fixed assets, net	4,369,233	3,652,738
Accrued interest receivable	620,321	602,933
Bank owned life insurance	3,096,114	3,036,712
Other assets	992,982	782,307
	$ 163,709,036	$ 147,490,177
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$ 144,185,458	$ 123,934,582
Federal Home Loan Bank advances	5,475,753	9,532,540
Subordinated debentures	2,450,000	2,450,000
Treasury tax and loan	24,190	205,624
Accrued interest and other liabilities	948,199	951,025
Total liabilities	153,083,600	137,073,771
Shareholders' equity		
Common stock: No par value; 800,000 shares authorized; 288,877 shares issued at June 30, 2006 and December 31, 2005	7,654,318	7,654,318
Treasury stock, at cost (5,140 and 1,040 shares)	(248,500)	(46,800)
Retained earnings	3,411,813	2,946,301
Accumulated other comprehensive loss	(192,195)	(137,413)
Total shareholders' equity	10,625,436	10,416,406
	$ 163,709,036	$ 147,490,177

See accompanying notes to consolidated financial statements

PORTAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the six month periods ended June 30, 2006 and 2005
(UNAUDITED)

	2006	2005
Interest and dividend income		
Loans, including fees	$ 4,618,536	$ 3,682,538
Taxable securities	187,454	133,536
Nontaxable securities	18,736	7,159
Federal funds sold and other	61,510	69,190
Total interest income	4,886,236	3,892,423
Interest expense		
Deposits	1,977,202	1,217,964
Federal Home Loan Bank advances and other	204,762	117,413
Subordinated debentures	111,454	83,443
Total interest expense	2,293,418	1,418,820
Net interest income	2,592,818	2,473,603
Provision for loan losses	218,434	99,776
Net interest income after provision for loan losses	2,374,384	2,373,827
Noninterest income		
Service charges and other fees	131,720	106,561
Other income	131,244	115,608
Total noninterest income	262,964	222,169
Noninterest expense		
Salaries, wages and employee benefits	1,068,842	884,826
Occupancy and equipment expense	133,137	137,136
Forms and supplies	53,157	39,724
Data processing	154,228	141,825
Professional fees	66,109	52,386
Advertising and promotions	45,067	99,922
Franchise tax expense	75,050	66,050
Other expenses	364,282	261,259
Total noninterest expense	1,959,872	1,683,128
Income before income taxes	677,476	912,868
Income tax expense	211,964	304,522
Net income	$ 465,512	$ 608,346
Net income per share		
Basic	$ 1.62	$ 2.13
Diluted	$ 1.48	$ 1.98

See accompanying notes to consolidated financial statements.

PORTAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the six month period ended June 30, 2006
(UNAUDITED)

	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance - January 1, 2006	$ 7,654,318	$ (46,800)	$ 2,946,301	$ (137,413)	$ 10,416,406
Purchase of 4,100 shares		(201,700)			(201,700)
Comprehensive income					
Net income			465,512		465,512
Change in net unrealized gain on securities available for sale, net of reclassifications and tax effects				(54,782)	(54,782)
Total comprehensive income					410,730
Balance - June 30, 2006	$ 7,654,318	$ (248,500)	$ 3,411,813	$ (192,195)	$ 10,625,436

See accompanying notes to consolidated financial statements.

PORTAGE BANCSHARES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six month period ended June 30, 2006 and 2005
(UNAUDITED)

	2006	2005
Cash flows from operating activities	$ 441,506	$ 692,594
Cash flows from investing activities		
Purchase of securities available for sale	(1,371,673)	(5,047,286)
Maturities and calls of securities available for sale	741,411	-
Net change in loans	(10,073,556)	(7,164,172)
Purchase of premises and equipment	(793,921)	(919,647)
Net cash from investing activities	(11,497,739)	(13,131,105)
Cash flows from financing activities		
Net increase in deposits	20,250,876	10,955,397
Proceeds from FHLB advances	-	2,500,000
Repayments of FHLB advances	(856,787)	(646,900)
Net change in short term FHLB advances	(3,200,000)	-
Net change in treasury tax and loan	(181,434)	(4,230)
Purchase of common shares for treasury	(201,700)	-
Proceeds from exercise of stock options	-	81,270
Net cash from financing activities	15,810,955	12,885,537
Net change in cash and cash equivalents	4,754,722	447,026
Cash and cash equivalents at beginning of year	4,417,615	7,491,317
Cash and cash equivalents at end of year	$ 9,172,337	$ 7,938,343
Supplemental disclosures of cash flow information		
Cash paid during the period for:		
Interest	2,184,561	1,432,098
Income taxes	225,000	266,000

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Portage Bancshares, Inc. is a bank holding company headquartered in Ravenna, Ohio. The consolidated financial statements of Portage Bancshares, Inc. includes its wholly owned subsidiary, Portage Community Bank, together referred to as "the Company." The Company, through the Bank, is engaged in the business of commercial and retail banking. Portage County and its contiguous areas are the source of substantially all of the Company's loan and deposit activities. The majority of the Company's income is derived from commercial and retail lending activities and investments.

The accounting and reporting policies followed by Portage Bancshares, Inc. conform to accounting principles generally accepted in the United States of America and to general practices within the financial services industry. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

These interim financial statements are prepared without audit and reflect all accruals of a normal recurring nature which, in the opinion of management, are necessary to present fairly the consolidated financial position of Portage Bancshares, Inc. at June 30, 2006, and its results of operations and cash flows for the periods presented. Certain amounts in prior financial statements have been reclassified to conform to the current presentation. The accompanying consolidated financial statements do not contain all financial disclosures required by generally accepted accounting principles. Portage Bancshares Inc.'s Annual Report for the year ended December 31, 2005, contains consolidated financial statements and related notes which should be read in conjunction with the accompanying consolidated financial statements.

All significant intercompany transactions and accounts have been eliminated in consolidation.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation:
Prior to January 1, 2006, the Company accounted for stock-based compensation expense using the intrinsic value method as required by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation." No stock-based compensation cost was reflected in net income for stock options, as all options granted had an exercise price equal to the market price of the underlying common stock at the date of grant.

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share Based Payment (SFAS 123R), which requires measurement of compensation cost for all stock-based awards based on the grant-date fair value and recognition of compensation cost over the service period of stock-based awards, which is usually the same as the vesting period. The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation methodology previously utilized for options in footnote disclosures required under SFAS No. 123. The fair value of stock grants will also be determined using the Black-Scholes valuation model. The Company has adopted SFAS 123R using the modified prospective method, which provides for no retroactive application to prior periods and no cumulative adjustment to equity. It also provides for expense recognition for both new and existing stock-based awards as the required services are rendered. SFAS 123R also amends SFAS No. 95, "Statement of Cash Flows", and requires tax benefits related to excess stock-based compensation deductions be presented in the statement of cash flows as financing cash inflows.

On June 15, 2005, the Board of Directors approved accelerating the vesting of all unvested stock options awarded prior to 2005 under the Company's Stock Option Plans. As a result of the acceleration, unvested options to acquire 13,600 shares of the Company's common stock, which otherwise would have vested on various dates thru January 6, 2007, became immediately exercisable. All other terms and conditions applicable to options granted under these plans, including the exercise prices and the number of shares subject to the accelerated options, are unchanged. No compensation expense was recognized from the accelerated vesting of the stock options. The above-mentioned acceleration of vesting of options eliminated compensation expense related to these options of approximately $31,461 in 2006. The total expense is reflected in the pro forma footnote disclosure below, as permitted under the transition guidance provided by the Financial Accounting Standards Board. As a result of the acceleration of the vesting of these options, the Company has no unvested options at January 1, 2006. Future option grants will be accounted for in accordance with SFAS 123R. No options have been granted during 2006.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of SFAS 123R in the prior period.

	June 30, 2005
Net income as reported	$ 608,346
Deduct: Stock-based compensation expense determined under fair value based method	208,237
Pro forma net income	$ 400,109
Basic earnings per share as reported	$ 2.13
Pro forma basic earnings per share	1.40
Diluted earnings per share as reported	$ 1.98
Pro forma diluted earnings per share	1.30

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of the grant date for the six months ended June 30, 2005.

	2005
Risk-free interest rate	3.99%
Expected option life	7 years
Expected dividend rate	None
Weighted average fair value of options granted during year	$10.30

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Basic weighted average common shares outstanding totaled 286,606 and 285,845 for the six months ended June 30, 2006 and 2005. Diluted weighted average common shares outstanding totaled 314,820 and 306,990 for the six months ended June 30, 2006 and 2005.

NOTE 2 - LOANS

Loans at year-end were as follows.

	June 30, 2006	December 31, 2005
Real estate loans	$ 26,221,089	$ 24,693,313
Home equity lines of credit	17,310,166	17,023,779
Personal loans	7,690,720	7,062,655
Credit line and overdrafts	990,895	362,680
Business loans	82,737,489	75,731,572
Credit card	753,142	830,623
Subtotal	135,703,501	125,704,622
Net deferred loan fees	(146,583)	(129,576)
Allowance for loan losses	(1,856,250)	(1,729,500)
Loans, net	$ 133,700,668	$ 123,845,546

Certain directors, executive officers, and companies with which they are affiliated are loan customers of the Bank. At June 30, 2006 and December 31, 2005, loans to these individuals totaled approximately $2,071,000 and $2,022,000.

Activity in the allowance for loan losses were as follows for the six months ended June 30.

	2006	2005
Balance, January 1	$ 1,729,500	$ 1,451,450
Provision for loan losses	218,434	99,776
Loans charged-off	(184,914)	(15,817)
Recoveries	93,230	16,791
Balance, June 30	$ 1,856,250	$ 1,552,200

(Continued)

NOTE 2 - LOANS (Continued)

Impaired loans were as follows.

	June 30, 2006	December 31, 2005
Year-end loans with no allocated allowance for loan losses	$ -	$ -
Year-end loans with allocated allowance for loan losses	1,718,000	1,327,000
Total	$ 1,718,000	$ 1,327,000
Amount of the allowance for loan losses allocated	$ 319,000	$ 265,000

Nonperforming loans were as follows.

	2006	2005
Loans past due over 90 days still on accrual	$ 51,000	$ 226,000
Nonaccrual loans	1,209,000	607,000

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(Continued)

NOTE 3 - DEPOSITS

Deposits were as follows.

	June 30, 2006	December 31, 2005
Non interest bearing demand	$ 19,481,806	$ 18,587,567
Interest-bearing demand	15,591,794	21,361,798
Savings	32,907,895	23,742,135
Time		
In denominations under $100,000	61,315,606	58,663,024
In denominations of $100,000 or more	14,888,357	1,580,058
	$ 144,185,458	$ 123,934,582

Time deposits in denominations of $100,000 or more included $7,000,000 in brokered deposits at June 30, 2006. The Company had no brokered deposits at December 31, 2005.

NOTE 4 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

At year-end, advances from the Federal Home Loan Bank were as follows.

	June 30, 2006	December 31, 2005
Cash management advances, interest rate 4.46% at December 31, 2005.	$ -	$ 3,200,000
Mortgage-matched fixed-rate advances, maturities ranging from January 2012 to March 2022 at rates from 2.95% to 5.21%	5,475,753	6,332,540
	$ 5,475,753	$ 9,532,540

During 2003, Portage obtained a $1,000,000 unsecured line of credit with another financial institution. The first $575,000 under the line has an interest rate of prime minus 1%. The remaining portion of the line of credit has an interest rate of prime. No amounts were outstanding under this line of credit at June 30, 2006 or December 31, 2005.

(Continued)

NOTE 5 - STOCK OPTIONS AND AWARDS

The shareholders of the Company have approved stock option plans, under which 200,000 of the Company's common shares have been reserved for the granting of non-qualified stock options to employees and directors. Options are granted at the estimated fair market value of the common stock at the date of grant, or the initial offering price or book value if higher. Options expire in ten years from date of grant.

A summary of the activity in the plan is as follows.

	Six-Months Ended June 30, 2006			Year-Ended December 31, 2005		
	Shares	Weighted Average Exercise Price	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Exercise Price	Weighted Average Grant-Date Fair Value
Outstanding at beginning of period	133,166	$ 32.88	$ 8.30	97,250	$ 28.15	$ 7.04
Granted	-	-	-	40,000	43.69	11.21
Exercised	-	-	-	(4,084)	26.02	6.99
Outstanding at end of period	133,166	$ 32.88	$ 8.30	133,166	$ 32.88	$ 8.30
Options exercisable at end of period	133,166	$ 32.88	$ 8.30	133,166	$ 32.88	$ 8.30

Options outstanding at June 30, 2006 were as follows.

	Outstanding			Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$25.00 - $30.00	93,166	5.2 yrs	$ 28.24	93,166	$ 28.24
$42.25 - $45.00	40,000	9.2 yrs	43.69	40,000	43.69
	133,166	6.4 yrs	32.88	133,166	32.88

(Continued)

NOTE 6 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At the end of the period June 30, 2006 and December 31, 2005, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Actual and required capital amounts (in thousands) and ratios are presented below at year-end.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
June 30, 2006						
Total capital (to risk weighted assets)	$ 13,813	10.0%	$ 11,015	8.0%	$ 13,768	10.0%
Tier 1 capital (to risk weighted assets)	12,090	8.8	5,507	4.0	8,261	6.0
Tier 1 capital (to total assets)	12,090	7.8	6,240	4.0	7,800	5.0
December 31, 2005						
Total capital (to risk weighted assets)	$ 12,988	10.3%	$ 10,080	8.0%	$ 12,600	10.0%
Tier 1 capital (to risk weighted assets)	11,411	9.1	5,040	4.0	7,560	6.0
Tier 1 capital (to total assets)	11,411	8.2	5,561	4.0	6,951	5.0

Banking regulations limit capital distributions by national banks. Generally, capital distributions are limited to undistributed net income for the current and prior two years. However, dividends may not reduce capital levels below the minimum regulatory requirements.

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PORTAGE BANCSHARES, INC.
Ravenna, Ohio

ANNUAL REPORT
December 31, 2005 and 2004

Portage Bancshares, Inc.

Ravenna, Ohio

ANNUAL REPORT
December 31, 2005 and 2004

CONTENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Portage Bancshares, Inc.
Ravenna, Ohio

We have audited the accompanying consolidated balance sheets of Portage Bancshares, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Portage Bancshares, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Cleveland, Ohio
March 8, 2006

PORTAGE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash and due from financial institutions	$ 4,122,361	$ 3,813,390
Interest bearing deposits in other financial institutions	20,254	58,927
Federal funds sold	275,000	3,619,000
Cash and cash equivalents	4,417,615	7,491,317
Securities available for sale	10,502,276	5,706,145
Federal Reserve Bank stock	245,150	245,150
Federal Home Loan Bank stock	404,900	386,800
Loans, net of allowance of $1,729,500 and $1,451,450	123,845,546	106,094,306
Fixed assets, net	3,652,738	1,786,112
Accrued interest receivable	602,933	424,955
Bank owned life insurance	3,036,712	2,443,780
Other assets	782,307	696,037
	$ 147,490,177	$ 125,274,602
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$ 123,934,582	$ 107,939,215
Federal Home Loan Bank advances	9,532,540	4,827,333
Subordinated debentures	2,450,000	2,450,000
Treasury tax and loan	205,624	14,601
Accrued interest and other liabilities	951,025	786,680
Total liabilities	137,073,771	116,017,829
Shareholders' equity		
Common stock: No par value; 800,000 shares authorized; 288,877 and 284,793 shares issued at December 31, 2005 and 2004	7,654,318	7,525,513
Treasury stock, at cost (2005 - 1,040 shares)	(46,800)	-
Retained earnings	2,946,301	1,764,780
Accumulated other comprehensive loss	(137,413)	(33,520)
Total shareholders' equity	10,416,406	9,256,773
	$ 147,490,177	$ 125,274,602

See accompanying notes to consolidated financial statements

PORTAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2005 and 2004

	2005	2004
Interest and dividend income		
Loans, including fees	$ 7,843,987	$ 6,354,675
Taxable securities	312,368	102,146
Nontaxable securities	25,462	2,111
Federal funds sold and other	120,827	76,275
Total interest income	8,302,644	6,535,207
Interest expense		
Deposits	2,713,185	1,721,172
Federal Home Loan Bank advances and other	299,006	216,119
Subordinated debentures	159,063	88,403
Total interest expense	3,171,254	2,025,694
Net interest income	5,131,390	4,509,513
Provision for loan losses	350,262	457,942
Net interest income after provision for loan losses	4,781,128	4,051,571
Noninterest income		
Service charges and other fees	227,210	208,962
Gain on securities	-	25,448
Other income	238,558	227,785
Total noninterest income	465,768	462,195
Noninterest expense		
Salaries, wages and employee benefits	1,832,886	1,608,915
Occupancy and equipment expense	269,995	245,096
Forms and supplies	79,457	64,529
Data processing	284,700	266,592
Professional fees	106,528	150,867
Advertising and promotions	184,623	162,680
Franchise tax expense	128,584	104,648
Other expenses	604,904	521,673
Total noninterest expense	3,491,677	3,125,000
Income before income taxes	1,755,219	1,388,766
Income tax expense	573,698	451,752
Net income	$ 1,181,521	$ 937,014
Net income per share		
Basic	$ 4.12	$ 3.30
Diluted	$ 3.82	$ 3.17

See accompanying notes to consolidated financial statements.

PORTAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2005 and 2004

	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance – January 1, 2004	$ 7,451,153	$ -	$ 827,766	$ 17,462	$ 8,296,381
Issuance of 2,750 shares for stock option exercises and related tax benefit	74,360				74,360
Comprehensive income					
Net income			937,014		937,014
Change in net unrealized gain on securities available for sale, net of reclassifications and tax effects				(50,982)	(50,982)
Total comprehensive income					886,032
Balance - December 31, 2004	7,525,513	-	1,764,780	(33,520)	9,256,773
Issuance of 4,084 shares for stock option exercises and related tax benefit	128,805				128,805
Purchase of 1,040 shares of common stock		(46,800)			(46,800)
Comprehensive income					
Net income			1,181,521		1,181,521
Change in net unrealized gain on securities available for sale, net of reclassifications and tax effects				(103,893)	(103,893)
Total comprehensive income					1,077,628
Balance - December 31, 2005	$ 7,654,318	$ (46,800)	$ 2,946,301	$ (137,413)	$ 10,416,406

See accompanying notes to consolidated financial statements.

PORTAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 1,181,521	$ 937,014
Adjustments to reconcile net income to net cash from operating activities		
Provision for loan losses	350,262	457,942
Depreciation	128,686	113,530
Net amortization (accretion) of securities	(5,392)	3,681
Gains on securities	-	(25,448)
Federal Home Loan Bank stock dividends	(18,100)	(15,400)
Increase in cash surrender value of bank owned life insurance	(92,932)	(113,662)
Deferred taxes	(90,342)	(79,325)
Changes in accrued interest, other assets and other liabilities	131,496	(31,530)
Net cash from operating activities	1,585,199	1,246,802
Cash flows from investing activities		
Purchase of securities available for sale	(5,206,097)	(6,260,613)
Maturities and calls of securities available for sale	257,943	2,000,000
Sales of available for sale securities	-	1,175,448
Purchase of Federal Home Loan Bank stock	-	(6,200)
Purchase of Federal Reserve Bank stock	-	(42,240)
Purchase of bank owned life insurance	(500,000)	(500,000)
Net change in loans	(18,166,502)	(14,764,341)
Purchase of premises and equipment	(1,995,312)	(1,477,940)
Net proceeds from sale of other real estate owned	-	143,200
Net cash from investing activities	(25,609,968)	(19,732,686)
Cash flows from financing activities		
Net increase in deposits	15,995,367	18,735,827
Proceeds from FHLB advances	2,500,000	-
Repayments of FHLB advances	(994,793)	(985,861)
Net change in short term FHLB advances	3,200,000	(1,000,000)
Proceeds from issuance of subordinated debentures	-	2,450,000
Proceeds from line of credit	-	(575,000)
Net change in treasury tax and loan	191,023	(11,050)
Purchase of common shares for treasury	(46,800)	-
Proceeds from exercise of stock options	106,270	68,750
Net cash from financing activities	20,951,067	18,682,666
Net change in cash and cash equivalents	(3,073,702)	196,782
Cash and cash equivalents at beginning of year	7,491,317	7,294,535
Cash and cash equivalents at end of year	$ 4,417,615	$ 7,491,317

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include Portage Bancshares, Inc. and its wholly-owned subsidiary, Portage Community Bank, together referred to as "the Company." All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations: The Company, through the Bank, is engaged in the business of commercial and retail banking. Portage County and its continuous areas are the source of substantially all of the Company's loan and deposit activities. The majority of the Company's income is derived from commercial and retail lending activities and investments.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions and borrowings with original maturities of 90 days or less.

For the years ended December 31, 2005 and 2004, the Company paid interest of $3,085,763 and $2,094,241 and paid income taxes of $616,000 and $444,000. Noncash transfers from loans to real estate owned totaled $65,000 in 2005. There were no noncash transfers from loans to real estate owned in 2004.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and based on the amortized cost of the security sold.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

Interest income is accrued on the interest method based upon the unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Fixed Assets: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Expenditures that materially increase values or extend useful lives are capitalized. Repairs and maintenance are charged to operations as incurred.

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. As a member of the Federal Reserve Bank System, the Company also holds FRB stock. Both stocks are carried at cost, classified as restricted securities, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Long-term Assets: Fixed assets and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.*

	2005	2004
Net income as reported	$ 1,181,521	$ 937,014
Deduct: Stock-based compensation expense determined under fair value based method	375,112	86,729
Pro forma net income	$ 806,409	$ 850,285
Basic earnings per share as reported	$ 4.12	$ 3.30
Pro forma basic earnings per share	2.81	3.00
Diluted earnings per share as reported	$ 3.82	$ 3.17
Pro forma diluted earnings per share	2.61	2.87

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The pro forma effects are computed using option pricing models, using the following weight-average assumptions as of grant date. There were 40,000 options granted during 2005. There were 24,400 options were granted in 2004.

	2005	2004
Risk-free interest rate	4.23%	3.80%
Expected option life	7 years	7 years
Expected dividend rate	None	None
Weighted average fair value of options granted during year	$11.21	$7.01

On June 15, 2005, the Board of Directors approved accelerating the vesting of all unvested stock options awarded prior to 2005 under the Company's Stock Option Plans. As a result of the acceleration, unvested options to acquire 13,600 shares of the Company's common stock, which otherwise would have vested on various dates thru January 6, 2007, became immediately exercisable. All other terms and conditions applicable to options granted under these plans, including the exercise prices and the number of shares subject to the accelerated options, are unchanged. No compensation expense was recognized from the accelerated vesting of the stock options.

The decision to accelerate the vesting of these options was related to the issuance of Statement of Financial Accounting Standard No. 123 (revised 2004), *Share Based Payment* (SFAS 123R). In accordance with the provisions of SFAS 123R, the Company adopted the pronouncement on January 1, 2006 and believes the above-mentioned acceleration of vesting will eliminate compensation expense related to these options of approximately $31,461 in 2006. The total expense is reflected in the pro forma footnote disclosure above, as permitted under the transition guidance provided by the Financial Accounting Standards Board. As a result of the acceleration of the vesting of these options, the Company has no unvested options at January 1, 2006. Future option grants will be accounted for in accordance with SFAS 123R.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Benefit Plans: The 401(k) plan expense is the amount contributed determined by formula and by Board decision. Supplemental retirement expense allocates the benefits over the years of service.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Basic weighted average common shares outstanding totaled 287,128 and 283,561 for December 31, 2005 and 2004. Diluted weighted average common shares outstanding totaled 309,032 and 296,007 for December 31, 2005 and 2004.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $1,100,000 and $1,221,000 was required to meet regulatory reserve and clearing requirements at year end 2005 and 2004. These balances do not earn interest.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows.

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2005			
U.S. Government and federal agency	$ 7,497,747	$ -	$ (159,855)
Municipal securities	1,055,267	4,591	(16,773)
Mortgage backed securities	1,949,262	-	(36,165)
	$10,502,276	$ 4,591	$ (212,793)
2004			
U.S. Government and federal agency	$ 5,603,600	$ 756	$ (54,088)
Municipal securities	102,545	2,545	-
	$ 5,706,145	$ 3,301	$ (54,088)

(Continued)

NOTE 2 - SECURITIES (Continued)

There were no sales of securities during 2005. Proceeds from the sales of securities available for sale during 2004 totaled $1,175,448 resulting in gross gains of $25,448.

The fair value of debt securities at year-end 2005 by contractual maturity were as follows. Securities not due at a single maturity date, such as mortgage-based securities are shown separately.

Due in one year or less	$ 1,001,935
Due from one to five years	6,495,812
Due from five to ten years	100,719
Due after ten years	954,548
Mortgage-backed	1,949,262
Total	$ 10,502,276

Securities with unrealized losses at year end 2005 and 2004, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, are as follows.

	Less than 12 Months		12 Months or More		Total	
Description of Securities 2005	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government and federal agencies	$ 2,627,556	$ (41,390)	$ 4,870,191	$ (118,465)	$ 7,497,747	$ (159,855)
Municipals	836,670	(16,773)	-	-	836,670	(16,773)
Mortgage backed securities	1,949,262	(36,165)	-	-	1,949,262	(36,165)
	$ 5,413,488	$ (94,328)	$ 4,870,191	$ (118,465)	$ 10,283,679	$ (212,793)
2004						
U.S. Government and federal agencies	$ 4,928,619	$ (54,088)	$ -	$ -	$ 4,928,619	$ (54,088)

Unrealized losses on securities have not been recognized into income because the issuers securities are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach their maturity date or reset date.

NOTE 3 - LOANS

Loans at year-end were as follows.

	2005	2004
Real estate loans	$ 24,693,313	$ 21,636,305
Home equity lines of credit	17,023,779	18,641,052
Personal loans	7,062,655	5,611,609
Credit line and overdrafts	362,680	352,046
Business loans	75,731,572	60,610,339
Credit card	830,623	803,269
Subtotal	125,704,622	107,654,620
Net deferred loan fees	(129,576)	(108,864)
Allowance for loan losses	(1,729,500)	(1,451,450)
Loans, net	$ 123,845,546	$ 106,094,306

Certain directors, executive officers, and companies with which they are affiliated are loan customers of the Bank. At December 31, 2005 and 2004, loans to these individuals totaled approximately $2,022,000 and $958,000.

Activity in the allowance for loan losses were as follows.

	2005	2004
Balance, January 1	$ 1,451,450	$ 1,141,975
Provision for loan losses	350,262	457,942
Loans charged-off	(351,613)	(196,950)
Recoveries	279,401	48,483
Balance, December 31	$ 1,729,500	$ 1,451,450

(Continued)

NOTE 3 - LOANS (Continued)

Impaired loans were as follows.

	2005	2004
Year-end loans with no allocated allowance for loan losses	$ -	$ -
Year-end loans with allocated allowance for loan losses	1,327,000	2,898,000
Total	$ 1,327,000	$ 2,898,000
Amount of the allowance for loan losses allocated	$ 265,000	$ 345,000
Average of impaired loans during the year	$ 1,269,000	$ 1,908,000
Interest income recognized during impairment	76,000	137,000
Cash-basis interest income recognized	71,000	137,000

Nonperforming loans were as follows.

	2005	2004
Loans past due over 90 days still on accrual	$ 226,000	$ 115,000
Nonaccrual loans	607,000	454,000

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 4 - FIXED ASSETS

Year-end fixed assets consisted of the following.

	2005	2004
Land	$ 1,561,925	$ 697,500
Building	1,317,470	813,958
Furniture and equipment	1,550,341	922,966
	4,429,736	2,434,424
Accumulated depreciation	(776,998)	(648,312)
Fixed assets, net	$ 3,652,738	$ 1,786,112

(Continued)

NOTE 4 - FIXED ASSETS (Continued)

The Bank's office was formerly leased under an operating lease from a company owned by directors of Portage Bancshares, Inc. On April 16, 2004 the Bank exercised its option to purchase the land and building for $1,360,000. Rental expense for the banking office was $35,390 in 2004. In 2005, the Bank leased a mobile office. Rental expense related to this facility was $5,894.

NOTE 5 - DEPOSITS

Deposits were as follows.

	2005	2004
Non interest bearing demand	$ 18,587,567	$ 15,406,442
Interest-bearing demand	21,361,798	33,113,928
Savings	23,742,135	21,542,942
Time		
In denominations under $100,000	58,663,024	36,734,997
In denominations of $100,000 or more	1,580,058	1,140,906
	$ 123,934,582	$ 107,939,215

At year-end 2005, maturities of time deposits were as follows.

2005	$ 41,878,381
2006	17,048,487
2007	660,001
2008	488,771
2009	167,442
	$ 60,243,082

Related party deposits were approximately $935,974 and $928,312 at December 31, 2005 and 2004.

NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

At year-end, advances from the Federal Home Loan Bank were as follows.

	2005	2004
Cash management advances, interest rate 4.46% at December 31, 2005.	$ 3,200,000	$ -
Mortgage-matched fixed-rate advances, maturities ranging from January 2012 to March 2022 at rates from 2.95% to 5.21%	6,332,540	4,827,333
	$ 9,532,540	$ 4,827,333

The advances were collateralized by $12,868,929 and $6,516,900 of first mortgage loans under a blanket lien arrangement at year-end 2005 and 2004.

Maturities over the next five years and thereafter were as follows.

2006	$ 4,374,903
2007	1,024,092
2008	890,437
2009	772,093
2010	667,404
Thereafter	1,803,611
	$ 9,532,540

During 2003, Portage obtained a $1,000,000 unsecured line of credit with another financial institution. The first $575,000 under the line has an interest rate of prime minus 1%. The remaining portion of the line of credit has an interest rate of prime. No amounts were outstanding under this line of credit at December 31, 2005 and 2004.

NOTE 7 - SUBORDINATED DEBENTURES

A trust formed by the Company issued $2,500,000 of floating rate trust preferred securities in 2004 as part of a pooled offering of such securities. The Company issued $2,450,000 subordinated debentures to the trust in exchange for the proceeds of the offering. The debentures and related debt issuance costs represent the sole assets of the trust. The trust preferred securities must be redeemed no later than April 23, 2034. The Company has the option to call the trust preferred securities at par at five years from date of issuance. The interest rate on the trust preferred securities and the subordinated debentures is computed as the 3-month London Interbank Offering Rate (LIBOR) plus 285 basis points. At December 31, 2005 and 2004 this equated to 7.04% and 4.95%.

NOTE 8 - INCOME TAXES

Income tax expense was as follows.

	2005	2004
Current	$ 641,505	$ 525,467
Tax effect of exercise of nonqualified stock options	22,535	5,610
Deferred	(90,342)	(79,325)
Total	$ 573,698	$ 451,752

Effective tax rates differ from federal statutory rates applied to income before income taxes due to the following.

	2005	2004
Federal statutory rate times financial statement income	$ 596,774	$ 472,180
Effect of:		
Life insurance earnings	(31,597)	(38,645)
Tax exempt interest, net of disallowed interest expense	(7,581)	(657)
Other, net	16,102	18,874
Total	$ 573,698	$ 451,752

(Continued)

NOTE 8 - INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities were due to the following.

	2005	2004
Deferred tax assets:		
Allowance for loan losses	$ 521,779	$ 427,866
Deferred loan fees	37,497	31,216
Accrual-to-cash adjustment	32,547	48,820
Accrued compensation	84,279	51,355
Net unrealized loss on securities available for sale	70,789	17,267
Total	746,891	576,524
Deferred tax liabilities:		
Depreciation	(57,205)	(42,380)
Federal Home Loan Bank stock dividends	(27,302)	(20,570)
Prepaid expenses	(11,117)	(11,641)
Security accretion	(6,406)	(936)
Total	(102,030)	(75,527)
Net deferred tax asset	$ 644,861	$ 500,997

NOTE 9 - STOCK OPTIONS AND AWARDS

The shareholders of the Company have approved stock option plans, under which 200,000 of the Company's common shares have been reserved for the granting of non-qualified stock options to employees and directors. Options are granted at the estimated fair market value of the common stock at the date of grant, or the initial offering price or book value if higher. Options expire in ten years from date of grant.

(Continued)

NOTE 9 - STOCK OPTIONS AND AWARDS (Continued)

A summary of the activity in the plan is as follows.

	2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	97,250	$ 28.15	79,600	$ 27.57
Granted	40,000	43.69	20,400	30.00
Exercised	(4,084)	26.02	(2,750)	25.00
Outstanding at end of year	133,166	$ 32.88	97,250	$ 28.15
Options exercisable at year-end	133,166	$ 32.88	69,517	$ 27.41

Options outstanding at year-end 2005 were as follows.

	Outstanding			Exerciseable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$25.00 - $30.00	93,166	5.7 yrs	$ 28.24	93,166	$ 28.24
$42.25 - $45.00	40,000	9.7 yrs	43.69	40,000	43.69
	133,166	6.9 yrs	32.88	133,166	32.88

NOTE 10 - EMPLOYEE BENEFIT PLAN

401(k) Plan: The Company sponsors a 401(k) plan covering substantially all employees. The Company matches contributions at the rate of 100% of each participant's voluntary contributions, limited to a maximum of six percent (6%) of a covered employee's annual compensation. In addition to the Company's matching contribution, a profit sharing contribution to the plan can be made at the discretion of the Board. Employee voluntary contributions are vested at all times. Employers matching contribution vests 20% per year and are fully vested after five years. The expense related to the plan was $65,384 and $52,290 for the years ended December 31, 2005 and 2004.

(Continued)

NOTE 10 - EMPLOYEE BENEFIT PLAN (Continued)

Supplemental Retirement Plan (SERP): The Company sponsors a SERP which covers several key members of management. Participants receive annually a percentage of their base compensation at the time of their retirement for a maximum of ten years. The liability recorded at December 31, 2005 and 2004 was $235,379 and $138,544. The expense related to the plan was $96,835 and $58,650 for 2005 and 2004.

NOTE 11 - LOAN COMMITMENTS

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2005		2004	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused business lines of credit	$ 568,488	$ 6,279,249	$ 1,153,536	$ 6,658,752
Unused construction lines of credit	348,750	880,401	-	1,449,640
Unused consumer lines of credit	162,941	18,712,804	159,612	17,344,929
Standby letters of credit	-	170,000	-	170,000

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.44% to 18.00% at December 31, 2005 and 5.75% to 18.00% at December 31, 2004.

NOTE 12 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year-end 2005 and 2004, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Actual and required capital amounts (in thousands) and ratios are presented below at year-end.

	Actual Amount	Ratio	For Capital Adequacy Purposes Amount	Ratio	To Be Well Capitalized Under Prompt Corrective Action Regulations Amount	Ratio
			(Dollars in thousands)			
2005						
Total capital (to risk weighted assets)	$ 12,988	10.3%	$ 10,080	8.0%	$ 12,600	10.0%
Tier 1 capital (to risk weighted assets)	11,411	9.1	5,040	4.0	7,560	6.0
Tier 1 capital (to total assets)	11,411	8.2	5,561	4.0	6,951	5.0
2004						
Total capital (to risk weighted assets)	$ 11,221	10.5%	$ 8,572	8.0%	$ 10,715	10.0%
Tier 1 capital (to risk weighted assets)	9,881	9.2	4,286	4.0	6,429	6.0
Tier 1 capital (to total assets)	9,881	8.1	4,875	4.0	6,094	5.0

Banking regulations limit capital distributions by national banks. Generally, capital distributions are limited to undistributed net income for the current and prior two years. However, dividends may not reduce capital levels below the minimum regulatory requirements.

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 4,417,615	$ 4,418,000	$ 7,491,317	$ 7,491,000
Securities available for sale	10,502,276	10,502,000	5,706,145	5,706,000
Loans, net	123,845,546	123,033,000	106,094,306	111,123,000
Federal Reserve Bank stock	245,150	245,000	245,150	245,000
Federal Home Loan Bank stock	404,900	405,000	386,800	387,000
Accrued interest receivable	602,933	603,000	424,955	425,000
Financial liabilities				
Deposits	$ (123,934,582)	$ (123,623,000)	$(107,939,215)	$(108,371,000)
Federal Home Loan Bank advances and other borrowings	(9,532,540)	(9,436,000)	(4,827,333)	(4,825,000)
Treasury, tax and loan deposits	(205,624)	(206,000)	(14,601)	(15,000)
Accrued interest payable	(458,182)	(458,000)	(372,691)	(373,000)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, Federal Reserve Bank and Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, treasury, tax and loan deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

NOTE 14 - OTHER COMPREHENSIVE LOSS

Other comprehensive loss components and related taxes were as follows.

	2005	2004
Unrealized holding gains and losses on available-for-sale securities	$ (157,415)	$ (51,796)
Reclassification adjustments for (gains) and losses later recognized in income	-	(25,448)
Net unrealized gains and losses	(157,415)	(77,244)
Tax effect	53,522	26,262
Other comprehensive loss	$ (103,893)	$ (50,982)

SIGNATURES

The Issuer has duly caused this Form 1-A Offering Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Ravenna, State of Ohio, on July 26, 2006.

PORTAGE BANCSHARES, INC.

By: ______________________
William E. Hale, President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William E. Hale as his or her (as the case may be) true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in the name, place and stead of such person, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Form 1-A Offering Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

This Form 1-A Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Richard J. Coe, Director
July 26, 2006

William E. Hale, President and Director
July 26, 2006

Timothy E. Crock, Director
July 26, 2006

Margaret F. Mascio-Medzie, Vice President, Secretary and Director
July 26, 2006

Emilio D. Ferrara, Director
July 26, 2006

Lawrence W. Relyea, Director
July 26, 2006

Paul L. Ferrara, Director
July 26, 2006

Thomas S. Siciliano, Vice President, Treasurer and Director
July 26, 2006

PART III

ITEM 1. Index to Exhibits

The following is a list of exhibits filed with this Form 1-A:

EXHIBIT NO. 1

Portage Bancshares, Inc.

1311 EAST MAIN STREET
RAVENNA, OHIO 44266
330-296-8090

2006

Dear :

I would like to take this opportunity to share with you information regarding Portage Bancshares, Inc. and Portage Community Bank. Our Bank has been very successful during the first 8 years and we look forward to continued growth in all critical aspects of our business.

Due to that growth, Portage Bancshares, Inc., is presently offering for sale up to 100,000 shares of its common stock at a price of $50.00 per share. Please take the opportunity to read the enclosed Offering Statement and feel free to call me with any questions you may have.

Shares of Portage Bancshares, Inc. stock are being offered to qualified investors by means of this Offering Statement only. This letter does not constitute an offer to sell nor the solicitation of an offer to buy such securities. An investment in the shares is subject to numerous risks inherent to an investment of such nature. Such risk factors are discussed in greater detail in the Offering Statement.

Sincerely,

Richard J Coe
Board Member
Portage Bancshares, Inc.

RJC/lls

EXHIBIT NO. 2(a)

[redacted]

DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	PENALTY	CERT	COPY
05/01/2006	200612102140	DOMESTIC/AMENDMENT TO ARTICLES (AMD)	1,300 00	.00	.00	.00	.00

Receipt

This is not a bill. Please do not remit payment.

PLANK BRAHM
145 E RICH ST
COLUMBUS, OH 43215

STATE OF OHIO

CERTIFICATE

Ohio Secretary of State, J. Kenneth Blackwell

974475

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

PORTAGE BANCSHARES INC.

and, that said business records show the filing and recording of:

Document(s)	Document No(s):
DOMESTIC/AMENDMENT TO ARTICLES	**200612102140**

United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 27th day of April, A.D. 2006.

J. Kenneth Blackwell

Ohio Secretary of State

Prescribed by J. Kenneth Blackwell
Ohio Secretary of State
Central Ohio: (614) 466-3910
Toll Free. 1-877-SOS-FILE (1-877-767-3453)

www.state.oh.us/sos
e-mail: busserv@sos.state.oh.us

Expedite this Form: (Select One)	
Mail Form to one of the Following:	
○ Yes	PO Box 1390 Columbus, OH 43216 *** Requires an additional fee of $100 ***
⊙ No	PO Box 1028 Columbus, OH 43216

Certificate of Amendment by Shareholders or Members
(Domestic)
Filing Fee $50.00

(CHECK ONLY ONE (1) BOX)

(1) Domestic for Profit	PLEASE READ INSTRUCTIONS	(2) Domestic Non-Profit	
☐ Amended (122-AMAP)	☑ Amendment (125-AMDS)	☐ Amended (126-AMAN)	☐ Amendment (128-AMD)

Complete the general information in this section for the box checked above.

Name of Corporation: Portage Bancshares, Inc.

Charter Number: 974475

Name of Officer: Bill Hale

Title: President

☐ Please check if additional provisions attached.

The above named Ohio corporation, does hereby certify that:

☑ A meeting of the ☑ shareholders ☐ directors (*non-profit amended articles only)*

☐ members was duly called and held on June 10, 2002 (Date)

at which meeting a quorum was present in person or by proxy, based upon the quorum present, an affirmative vote was cast which entitled them to exercise 93.0 % as the voting power of the corporation.

☐ In a writing signed by all of the ☐ shareholders ☐ directors *(non-profit amended articles only)*
☐ members who would be entitled to the notice of a meeting or such other proportion not less than a majority as the articles of regulations or bylaws permit.

Clause applies if amended box is checked.

Resolved, that the following amended articles of incorporations be and the same are hereby adopted to supercede and take the place of the existing articles of incorporation and all amendments thereto.

All of the following information must be completed if an amended box is checked.
If an amendment box is checked, complete the areas that apply.

FIRST: The name of the corporation is: ______________________

SECOND: The place in the State of Ohio where its principal office is located is in the City of:

______________________ (city, village or township) ______________________ (county)

THIRD: The purposes of the corporation are as follows:

FOURTH: The number of shares which the corporation is authorized to have outstanding is: 800,000 common shares without par value
(Does not apply to box (2))

REQUIRED
Must be authenticated **(signed)** by an authorized representative
(See Instructions)

[signature] 4/17/06
Authorized Representative Date

Bill Hale, President
(Print Name)

Authorized Representative Date

(Print Name)

06043-0003

974475
APPROVED
By EJS
Date 10-3-97
Amount $33100
97100632001

CERTIFICATE

OF

AMENDED ARTICLES OF INCORPORATION

OF

PORTAGE HOLDING COMPANY

Margaret Mascio, who is Vice President, and William E. Hale, who is Secretary of the above named Ohio corporation for profit with its principal location at 1311 East Main Street, Ravenna, Ohio, do hereby certify that in a writing signed by all the shareholders who would be entitled to a notice of a meeting held for that purpose, the following Amended Articles of Incorporation were adopted to supersede and take the place of existing Articles and all Amendments thereto:

AMENDED ARTICLES OF INCORPORATION

ARTICLE I

NAME

1.1 The name of the Corporation shall be Portage Bancshares, Inc.

ARTICLE II

PRINCIPAL OFFICE

2.1 The place in the State of Ohio where the principal office of the Corporation is to be located is 1311 East Main Street, Ravenna, Portage County, Ohio 44266.

RECEIVED
OCT 03 1997
BOB TAFT
SECRETARY OF STATE

ARTICLE III

PURPOSES

3.1 The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code, including, but not limited to, the following:

(a) To engage in acts and activities which directly or indirectly relate to or complement the business of banking or other financial institutions and business interests and to aid and provide services for any corporation, association, or other entity, the shares or securities of which are owned, directly or indirectly, in whole or in part by the Corporation.

(b) To do everything necessary, proper, advisable, or convenient for the accomplishment of the purposes or the attainment of any of the objectives or the furtherance of any of the powers set forth in these Articles of Incorporation, incidental to, pertaining to, or growing out of the Corporation's business or otherwise.

ARTICLE IV

SHARE STRUCTURE

Common Shares

4.1 The maximum number of shares which the Corporation is authorized to have outstanding is Four Hundred Thousand (400,000) common shares without par value. The shares may be issued as authorized by the Board of Directors of the Corporation without the approval of the shareholders, except as otherwise provided herein, or to the extent that such approval is required by governing law, rule or regulation. Each common share shall have the same relative rights as, and be identical in all respects with, all the other common shares.

Voting and Dividends

4.2 The holders of the common shares shall exclusively possess all voting power. Each holder of such shares shall be entitled to one vote for each common share held by such holder on all matters submitted to a vote of shareholders. Shareholders shall not be permitted to cumulate their votes for the election of Directors. Dividends, if any, may be paid on the common shares out of any assets legally available for the payment of dividends, at the discretion of the Board of Directors.

No Pre-Emptive Rights

4.3 No holder of shares of the Corporation shall be entitled as such, as a matter of right, to subscribe for or purchase shares of any class, now or hereafter authorized, or to subscribe for or purchase securities convertible into or exchangeable for shares of the Corporation, or to which shall be attached or appertain to any warrants or rights entitling the holder thereof to subscribe for or purchase shares, except such rights of subscription of purchase, if any, for such consideration and upon such terms and conditions as its Board of Directors from time to time may determine.

Redemption of Shares by the Corporation

4.4 The Corporation, through its Board of Directors, shall have the right and power to repurchase, in accordance with the Ohio Revised Code, any of its outstanding shares at such price and upon such terms as may be agreed upon between the Corporation and the selling shareholder or shareholders. Without the approval of shareholders, except as such approval may be required by governing law, rule or regulation, the Board of Directors may adopt an amendment or amendments to this Article IV for the purpose of reducing the authorized number of shares in the event that shares of any class thereof shall have been redeemed, surrendered to or acquired by the Corporation upon any conversion, exchange, purchase or otherwise, but any such reduction shall be limited to the number of shares so redeemed, surrendered or acquired.

Restrictions on Transfer of Shares

4.5 In the event that any shareholder or shareholder's representative, desires to sell all or any part of his share holdings in the Corporation, the shareholder shall first offer in writing such shares for sale to the Corporation at the same price and upon the same terms offered to the shareholder pursuant to a bona fide written offer that is acceptable to the shareholder. The Corporation shall have the option for 30 days after receipt of such written offer to accept such offer. Such option can be waived by the Corporation. If, within such 30-day period, the Corporation fails to accept such offer, that option to so purchase such shares shall terminate.

In the event of the death of any shareholder, the Executor or Administrator of the estate of the shareholder or the beneficiary of the shareholder who has been distributed the shares, shall be deemed to be the representative of the shareholder hereunder, and shall be subject to the restrictions on transferability in accordance with this Article. An appropriate provision shall appear on all certificates for shares of the Corporation sufficient to give due notice of the foresaid restrictions on transferability.

ARTICLE V

STATED CAPITAL

5.1 The amount of stated capital with which the Corporation shall begin business is Five Hundred Dollars ($500.00).

ARTICLE VI

SPECIAL MEETINGS OF SHAREHOLDERS; CONSENT

6.1 Any action required or permitted to be taken by the shareholders of the Corporation may be effected at an annual or special meeting of shareholders or by unanimous written consent in lieu of a meeting, and special meetings of shareholders relating to changes in control of the Corporation may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized Directors (whether or not there exist any vacancies in previously authorized Directorships at the time such resolution is presented to the Board of Directors for adoption), or by the person or persons who hold not less than twenty-five percent (25%) of all shares outstanding and entitled to vote at said meeting.

ARTICLE VII

DIRECTORS

Number

7.1 The number of Directors shall be fixed in accordance with the applicable provisions of the Code of Regulations; provided, that, the authorized number of Directors shall not be less than five (5).

Vacancies

7.2 Vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the Directors then in office, and Directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires. No decrease in the number of authorized Directors constituting the entire Board of Directors shall shorten the term of any incumbent Director.

ARTICLE VIII

DISSOLUTION

8.1 In the event of any liquidation, dissolution, or winding up of the Corporation, the holders of the common shares shall be entitled to the distribution of all the Corporation's assets remaining after payment or provision for payment of the Corporation's debts and liabilities.

ARTICLE IX

MERGER OR CONSOLIDATION

9.1 Any merger or consolidation of the Corporation with another corporation, or the sale of substantially all of the assets of the Corporation, shall require an affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding common shares, regardless of limitations or restrictions on the voting power of these shares, entitled to vote at a meeting duly called for this purpose.

ARTICLE X

INDEMNIFICATION

Third-Party Actions

10.1 The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including all appeals (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his of her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Derivative Actions

10.2 The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit, including all appeals, by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, member, manager, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation. However, no indemnification shall be made in respect of any claim, issue, or matter as to which the person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court of common pleas or the court in which the action or suit was brought determines on application that, despite the adjudication of liability but in view of all the circumstance of the case, the person is fairly and reasonably entitled to indemnity for expense that the court of common pleas or other court shall deem proper.

Right After Successful Defense

10.3 To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Paragraph 10.1 or 10.2 above, or in defense of any claim, issue, or matter in that action, suit or proceeding, he or she shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the action, suit or proceeding.

Other Determinations of Rights

10.4 Unless ordered by a court, any indemnification made under Paragraph 10.1 or 10.2, above, shall be made by the Corporation only as authorized in the specific case on a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Paragraph 10.1 or 10.2 above. The determination shall be made (a) by a majority vote of a quorum consisting of directors who were not and are not parties to or threatened with the action, suit, or proceeding; (b) if the described quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; (c) by the shareholders; or (d) by the court of common pleas or the court in which the action, suit, or proceeding was brought.

Advances of Expenses

10.5 Expenses of each person seeking indemnification under Paragraph 10.1 or 10.2 above shall be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit or proceeding, as authorized by the Board or Directors in the specific case, on receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the Corporation.

Nonexclusiveness; Heirs

10.6. The indemnification provided by this Section shall not be deemed exclusive of, and shall be in addition to, any other rights to which those seeking indemnification may be entitled as a matter of law or under the Articles of Incorporation, the Code of Regulations, any agreement, vote of shareholders, any insurance purchased by the Corporation, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person.

Purchase of Insurance

10.7. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in that capacity, or arising out of his or her status in that capacity, whether or not the Corporation would have the power to indemnify him or her against liability under the provisions of this Section or the Ohio General Corporation Law.

ARTICLE XI

AMENDMENT OF ARTICLES

11.1 Except as may be provided in Article IV, no amendment, addition, alteration, change or repeal of these Articles of Incorporation shall be made, unless such is first proposed by a resolution of the Board of Directors adopted by a majority of the total number of authorized Directors (whether or not there exist any vacancies in previously authorized Directorships at the time such resolution is presented to the Board of Directors for adoption) or by the person or persons who hold not less than twenty-five percent (25%) of all shares outstanding and entitled to vote on said proposal, and is thereafter approved at a legal meeting of shareholders by the affirmative vote of the holders of a majority of the shares outstanding and entitled to vote on such proposal.

IN WITNESS WHEREOF, the above named officers, acting for and on behalf of the Corporation, have subscribed their names this 2nd day of October, 1997.

Margaret Mascio

MARGARET MASCIO, Vice President

William E. Hale

WILLIAM HALE, Secretary

EXHIBIT NO. 2(b)

CODE OF REGULATIONS

OF

PORTAGE BANCSHARES, INC.

SECTION 1
SHAREHOLDERS

.01 Annual Meetings

he annual meeting of the Corporation shall be held at the principal office of the Corporation, or at uch other place within or without the State of Ohio, as may be designated by the Board of irectors. The annual meeting shall be held for the purpose of electing Directors and considering ports presented at said meeting. Upon due notice, any business which may be properly brought efore any meeting of the shareholders may also be considered and transacted at the annual meeting.

.02 Special Meetings

special meeting of the shareholders may be called by the Board of Directors, President or by a ritten request, filed with the Secretary, of shareholders representing 25 percent of the outstanding ares of the Corporation entitled to vote thereat.

.03 Notice of Meetings

written notice of every meeting of the shareholders (including the annual meeting), stating the me, place and purposes thereof, shall be given by or at the direction of the President or the cretary, to each shareholder of record entitled to notice of the meeting not less than seven (7) nor ore than sixty (60) days before such meeting. All notices with respect to any shares to which sons are jointly entitled may be given to that one of such persons who is first named upon the oks of the Corporation and notice so given shall be sufficient notice to all the holders of such ares. Such notice shall be deemed to be sufficiently delivered when deposited in the United ates mail addressed to the shareholder at his address as it appears on the records of the orporation with postage thereon prepaid.

04 Waiver of Notice

written waiver, signed by a shareholder, of notice of a shareholders' meeting, whether executed fore, at or after such meeting, shall excuse the giving of notice. Attendance by a shareholder at a shareholders' meeting, without objection prior to or at the commencement of such meeting, shall constitute a waiver by him of notice of such meeting.

1.05 Closing of Books and Fixing Record Date

The Board of Directors may determine the record date for the determination of which persons are entitled to notices, dividends, distributions, rights and the like, but said record date shall not be a date earlier than the date on which the record date is fixed and shall not be more than sixty days preceding the date of the meeting of shareholders or the date fixed for the payment of dividends or distributions or the exercise of any rights. The Board of Directors may close the stock record book against transfers of shares during the whole or any part of such period.

1.06 Proxies

Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the Secretary of the Corporation. Any executor, administrator, guardian, trustee or other fiduciary, may give proxies. The Board of Directors may, in advance of any annual or special meeting of the shareholders, prescribe additional regulations concerning the manner of execution and filing of proxies and the validation of the same, which are intended to be voted at any such meeting.

1.07 Quorum

At any meeting of the shareholders, the holders of a majority of the shares then issued and outstanding entitled to vote, whether present in person or represented by proxy, shall constitute a quorum. If a quorum shall not be present or represented at any meeting of the shareholders, those shareholders present or represented shall have the power, without notice other than announcement at the meeting, to adjourn the meeting until a quorum shall be present or represented. At such adjourned meeting at which a quorum is present or represented any business may be transacted as might have been if the quorum had been present at the originally scheduled meeting. The Corporation shall not, directly or indirectly, vote any shares issued by it and thereafter acquired and owned by it and not retired, and such shares shall not be considered issued and outstanding in computing the number of shares entitled to vote at any meeting of shareholders.

.08 Action by Written Consent

Any action which may be authorized or taken at a meeting of the shareholders, may be taken or authorized without a meeting by a writing or writings signed by all of the shareholders who would be entitled to notice of a meeting of the shareholders held for the purpose of such action, which writing or writings shall be filed with or entered upon the records of the Corporation.

.09 Cumulative Voting

hareholders shall not be permitted to cumulate their votes for the election of Directors.

.10 Suggested Agenda for Shareholders

(a) Call meeting to order.

(b) Proof of notice of meeting.

(c) Roll call and filing of proxies with Secretary.

(d) Reading and disposition of prior minutes.

(e) Reports of officers and committees.

(f) If an annual meeting, or special meeting called for that purpose, election of Directors.

(g) Unfinished business.

(h) New business.

(i) Adjournment.

SECTION 2
THE BOARD OF DIRECTORS

01 Authority and Number of Directors

ıe policy of the Corporation shall be determined, its affairs directed and its corporate powers ercised by a Board of Directors. Subject to the applicable provisions of the Articles of corporation and Section 2.04 of these Regulations, the number of Directors shall be not less than re (5) nor more than eleven (11). The exact number of Directors to serve during the ensuing year all be determined by the shareholders at the annual meeting or at a special meeting called for that rpose. The Directors shall be elected by the shareholders at the annual meeting, or any journment thereof. Each Director shall hold office until the applicable annual election for his class until his successor is duly elected and qualified or until the earlier of his retirement, death or, bject to the applicable provisions of the Articles of Incorporation or these Regulations, removal.

)2 Term of Directors

ıe Board of Directors shall be divided into three (3) classes. Classes One and Two shall consist four (4) Directors. Class Three shall consist of three (3) Directors. The initial Directors in Class

One shall be elected for a term of one (1) year. The initial Directors in Class Two shall be elected for a term of two (2) years. The initial Directors in Class Three shall be elected for a term of three (3) years. At each annual election following the initial election, the successors to the Directors of the Class whose term expires in that year shall be elected for a three year period.

2.03 Compensation

By resolution of the Board of Directors, and irrespective of any personal interest of any of its members, a reasonable fixed sum, and reasonable expenses of attendance, if any, may be allowed for actual attendance at each regular or special meeting of the Board of Directors. Members of either the executive or special committees may be allowed such compensation for actual attendance at committee meetings as the Board of Directors may determine. Nothing herein shall be construed to preclude any Director from serving the Corporation in any capacity and receiving compensation therefor.

2.04 Vacancies

Vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the Directors then in office, though less than a quorum, and Directors so chosen shall hold office for a term expiring at the next annual meeting of shareholders at which the applicable annual election for such class is held. No decrease in the number of authorized Directors constituting the entire Board of Directors shall shorten the term of any incumbent Director. A vacancy shall also be deemed to exist if, at any time, the shareholders increase the authorized number of Directors and do not, at the same meeting or at any adjournment thereof, elect the necessary additional Director or Directors. Notwithstanding the foregoing, the Board, by a majority vote, may authorize up to two (2) additional Board of Directors positions which the Board may fill. The Board of Directors shall determine the class of such new position and the term of such new position shall expire at the next annual meeting at which the applicable annual election for such class is held, provided, however, that no such action shall cause the total number of Directors to exceed thirteen (13).

2.05 Resignation

Any Director may resign at any time by giving notice to the Board of Directors or the President or Secretary, and such resignation shall be deemed to take effect upon its receipt by the person or persons to whom addressed, unless some other time is specified therein.

2.06 Organization Meetings

Immediately after each annual meeting of shareholders, or each special meeting of shareholders at which a Board of Directors shall have been elected, the newly elected Board, if a quorum thereof be present, shall hold an organization meeting for the purpose of electing officers and transacting any other business which may properly come before such meeting. Any such organization meeting shall be held at the same place at which the shareholders' meeting immediately preceding it was held, and notice thereof need not be given. If, for any reason, any such organization meeting is not held as hereinbefore provided, a special meeting of the Board of Directors shall be held for such a purpose as soon as thereafter practicable.

2.07 Regular Meetings

Regular meetings of the Board of Directors may be held at such time and place, within or without the State of Ohio, as the Board of Directors may, by resolution, from time to time fix or determine. The Secretary shall mail, via United States mail, a copy of each resolution fixing the time and place of regular meetings of the Board of Directors to each Director who was not present at the time the same was adopted, addressing such copy to each such absent Director to the address as shown on the Corporation's books, but no further notice of regular meetings need be given.

2.08 Special Meetings

Special meetings of the Board of Directors may be called by the President, a Vice President or any two members of the Board of Directors.

2.09 Notice of Meeting

Written notice of the time and place of each special meeting of the Board of Directors shall be given by or at the direction of the President or the Secretary to each Director. Such notice, unless required by law, need not contain a statement of the purpose or purposes of such meeting, and it may be given in any manner or by any method and at such times as will give the Director receiving the same a reasonable opportunity to attend the meeting. Any such notice shall, in all events, be deemed to have been properly and duly given if written or printed and if it is received at least forty-eight (48) hours prior to the time of the meeting, at his address as shown on the records of the Corporation.

2.10 Quorum

A majority of the number of Directors then fixed shall constitute a quorum for the transaction of business except that a majority of the Directors in office shall constitute a quorum for filling a vacancy in the Board of Directors.

2.11 Voting

Unless expressly provided to the contrary in the Articles of Incorporation, this Code of Regulations or the Ohio Revised Code, each question properly brought before any meeting of the Directors at which a quorum is present shall be decided by a majority vote of the Directors who are present.

2.12 Action by Written Consent

Any action which may be authorized or taken at a meeting of the Board of Directors may be authorized or taken without a meeting by a writing or writings signed by all of the Directors, which writing or writings shall be filed with or entered upon the records of the Corporation.

2.13 Telephonic Participation

Meetings of the Directors may be held through any communications equipment if all persons participating can hear each other. Participation in a meeting pursuant to this Section 2.13 shall constitute presence at such meeting.

2.14 Suggested Agenda for Meeting of Directors

(a) Call to order.

(b) Roll call.

(c) Reading and disposition of prior minutes.

(d) Reports of officers and committees.

(e) Unfinished business.

(f) New business.

(g) Adjournment.

SECTION 3
COMMITTEES

:.01 Executive Committee

he Board of Directors, by resolution adopted by a majority of the whole Board, may designate three r more Directors to constitute an executive committee. The committee, to the extent provided in he resolution, shall have and may exercise all of the authority of the Board of Directors in the nanagement of the Corporation, provided the committee shall not have the authority of the Board f Directors in reference to amending the articles of incorporation; adopting a plan of merger or dopting a plan of consolidation with another corporation or corporations; recommending to the hareholders the sale, lease, exchange, mortgage, pledge, or other disposition of all or substantially ll of the property and assets of the Corporation if not made in the usual and regular course of its usiness; recommending to the shareholders a voluntary dissolution of the Corporation or a

/ocation of a dissolution; amending, altering or repealing the regulations of the Corporation; ecting or removing officers of the Bank or members of the executive committee; fixing the mpensation of any member of the executive committee; declaring dividends; increasing the mber of directors or filling vacancies on the Board of Directors; or amending, altering, or pealing any result of the Board of Directors that by its terms provides that it shall not be amended, ers, or released by the executive committee. The designation of the committee and the delegation it of authority shall not operate to relieve the Board of Directors, or any member of the Board, of y responsibility imposed on it or him or her by law.

)2 Other Committees

e Board of Directors may create and appoint such other committees as it may, at any time or from ie to time, find necessary or desirable to facilitate and expedite the management and ministration of the affairs of the Corporation. The Board of Directors shall have the power to ecify the number of members of any such committee, to designate the powers and duties of any :h other committee, and to provide the tenure in office of its members, its method of organization d its procedure for the transaction of business.

)3 Telephonic Participation

mmittee meetings may be held through any communications equipment if all persons ticipating can hear each other. Participation in a committee meeting pursuant to this Section 3.03 ill constitute presence at such meeting.

SECTION 4
OFFICERS

1 Officers

officers of this Corporation shall be a President, a Treasurer and a Secretary. The Corporation y also have one or more Vice Presidents and such other officers and assistant officers as the ectors may deem necessary. By designating a person to serve as an officer of the Corporation, Directors shall be deemed to have considered such office necessary and to have established such ce in accordance with this Section.

? Election, Term and Qualification

officers shall be elected at the annual meeting of the Board of Directors, or as soon thereafter ossible. Each such officer shall serve until the next annual organization meeting of the Board)irectors and until his successor is elected and qualified, or until his earlier death, resignation or oval. The Board of Directors shall have authority to appoint such other officers and agents of Corporation as it may determine from time to time.

4.03 Resignation

An officer may resign at any time by giving notice to the Board of Directors, the President or the Secretary. Such notice shall be effective when received by the person or persons to whom directed, unless some other time is specified therein.

4.04 Removal

Any officer may be removed, with or without cause, by the Board of Directors. The election of an officer for a given term and the provisions of this Code of Regulations with respect to term of office shall not be deemed to create contract rights.

4.05 Authority and Duties of Officers

(a) President. The President shall preside at meetings of the shareholders and of the Board of Directors. He shall have general supervision over the affairs of the Corporation. He shall have full power and authority to transact the daily business of the Corporation.

(b) Vice President. The Vice President shall perform all duties of the President in his absence or in his inability to act. He shall have all other powers and perform all other duties as from time to time may be prescribed by the Board of Directors. He shall preside at all meetings of the shareholders and the Board of Directors in the absence of the President.

(c) Treasurer. The Treasurer shall supervise and conduct the routine business of the Corporation and shall have (subject to the supervision of the President and the Vice President) care and custody of its funds, securities and property. He shall keep permanent records of the funds and property of the Corporation. He shall have authority to receive all monies. He shall pay out and disburse all monies under the direction and control of the Board of Directors. He shall perform such other duties customarily performed by a Treasurer.

(d) Secretary. The Secretary shall keep an accurate account of the records, acts and proceedings of the shareholders, Board and committees in books provided for that purpose. He shall attest to the giving and serving of all notices of the Corporation. He shall record all transfers of shares and cancel and preserve all certificates transferred and keep an alphabetical record of all shareholders, showing the number of shares held by each. He shall have custody of the corporate seal, if the Board determines the Corporation shall have one, and when authorized by the Board of Directors, shall affix the seal to any instrument requiring the same. He shall keep and preserve all proxies of the shareholders.

06 Compensation

ıe Board of Directors may, irrespective of any personal interest of any of them, establish asonable compensation of officers, which may include pension, disability and death benefits, for rvices as officers of the Corporation.

SECTION 5
TRANSACTIONS BETWEEN THE CORPORATION AND ITS DIRECTORS OR OFFICERS

01 Transactions between the Corporation and its Directors or Officers.

ɔ contract, action or transaction shall be void or voidable with respect to the Corporation for the ason that it is between or affects the Corporation and one or more of its Directors or officers, or tween or affects the Corporation and any partnership, corporation, trust, association or other ganization or entity in which one or more of its Directors or officers are directors, trustees or ficers or have a financial or personal interest, or for the reason that one or more interested irectors or officers participate in or vote at the meeting of the Directors or a committee of the irectors that authorizes such contract, action or transaction, if in any such case: (a) the material cts as to his or their relationship or interest and as to the contract, action or transaction are sclosed or are known to the Directors or the committee and the Directors or committee, in good ith reasonably justified by such facts, authorizes the contract, action or transaction by the irmative vote of a majority of the disinterested Directors, even though the disinterested Directors nstitute less than a quorum of the Directors or the committee; or (b) the material facts as to his or ir relationship or interest and as to the contract, action or transaction are disclosed or are known the shareholder entitled to vote thereon and the contract, action or transaction is specifically proved at a meeting of the shareholders held for such purpose by the affirmative vote of the lders of shares entitling them to exercise a majority of the voting power of the Corporation held persons not interested in the contract or transaction; or (c) the contract, action or transaction is r as to the Corporation as of the time it is authorized or approved by the Directors, a committee the Directors, or the shareholders.

mmon or interested Directors may be counted in determining the presence of a quorum at a eting of the Directors, or of a committee thereof which authorizes the contract, action or nsaction.

Director shall not be considered to be an interested Director solely because the subject of the ntract, action or transaction may involve or affect a change in control of the Corporation or the rector's continuation in office in that capacity.

ıe Directors, by the affirmative vote of a majority of those in office, and irrespective of any ancial or personal interest of any of them, shall have authority to establish reasonable mpensation, which may include pension, disability and death benefits, for services to the

Corporation by Directors and officers, or to delegate such authority to one or more officers or Directors.

SECTION 6
INDEMNIFICATION AND INSURANCE

6.01 Third-Party Actions.

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including all appeals (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his of her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

6.02 Derivative Actions.

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit, including all appeals, by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, member, manager, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation. However, no indemnification shall be made in respect of any claim, issue, or matter as to which the person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court of common pleas or the court in which the action or suit was brought determines on application that, despite the adjudication of liability but in view of all the circumstance of the case, the person is fairly and reasonably entitled to indemnity for expense that the court of common pleas or other court shall deem proper.

.03 Right After Successful Defense.

'o the extent that a director, trustee, officer, employee, member, manager, or agent has been uccessful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 'aragraph 6.01 or 6.02 above, or in defense of any claim, issue, or matter in that action, suit or roceeding, he or she shall be indemnified against expenses, including attorneys' fees, actually and easonably incurred by him or her in connection with the action, suit or proceeding.

.04 Other Determinations of Rights.

Jnless ordered by a court, any indemnification made under Paragraph 6.01 or 6.02, above, shall be nade by the Corporation only as authorized in the specific case on a determination that ndemnification of the director, trustee, officer, employee, member, manager, or agent is proper in he circumstances because he or she has met the applicable standard of conduct set forth in Paragraph .01 or 6.02 above. The determination shall be made (a) by a majority vote of a quorum consisting f directors who were not and are not parties to or threatened with the action, suit, or proceeding; b) if the described quorum is not obtainable or if a majority vote of a quorum of disinterested irectors so directs, by independent legal counsel in a written opinion; (c) by the shareholders; or d) by the court of common pleas or the court in which the action, suit, or proceeding was brought.

.05 Advances of Expenses.

xpenses of each person seeking indemnification under Paragraph 6.01 or 6.02, above, shall be paid y the Corporation as they are incurred, in advance of the final disposition of the action, suit or roceeding, as authorized by the Board or Directors in the specific case, on receipt of an undertaking y or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay the mount if it is ultimately determined that he or she is not entitled to be indemnified by the orporation.

.06. Nonexclusiveness; Heirs.

he indemnification provided by this Section shall not be deemed exclusive of, and shall be in idition to, any other rights to which those seeking indemnification may be entitled as a matter of w or under the articles of incorporation, these regulations, any agreement, vote of shareholders, y insurance purchased by the Corporation, or otherwise, both as to action in their official pacities and as to action in another capacity while holding their offices or positions, and shall ntinue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, agent and shall inure to the benefit of the heirs, executors, and administrators of that person.

07. Purchase of Insurance.

ie Corporation may purchase and maintain insurance on behalf of any person who is or was a rector, officer, employee, or agent of the Corporation, or is or was serving at the request of the

Corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in that capacity, or arising out of his or her status in that capacity, whether or not the Corporation would have the power to indemnify him or her against liability under the provisions of this Section or the Ohio General Corporation Law.

SECTION 7
ISSUANCE AND TRANSFER OF SHARES

7.01 Transfer and Registration of Certificates

Ihe Board of Directors shall have authority to make such rules and regulations as they deem xpedient concerning the issuance, transfer and registration of certificates for shares and the hares represented thereby and may appoint transfer agents and registrars thereof.

.02 Lost, Stolen, or Destroyed Certificates

he provisions of the Ohio General Corporation Law, and such other provisions of law as may be eferred to therein, shall govern with respect to lost, stolen or destroyed certificates for shares of the Corporation.

.03 Restrictions on Transfer of Shares

n the event that any shareholder or his representative desires to sell all or any part of his hareholdings in the Corporation he shall first offer in writing such shares for sale to the Corporation t the same price and upon the same terms offered to him pursuant to a bona fide written offer that s acceptable to him. The Corporation shall have the option for 30 days after receipt of such written ffer to accept such offer. Such option can be waived by the Corporation. If, within such 30-day eriod, the Corporation fails to accept such offer, that option to so purchase such shares shall erminate.

n the event of the death of any shareholder, the Executor or Administrator of the estate of the hareholder or the beneficiary of the shareholder who has been distributed the shares, shall be eemed to be the representative of the shareholder hereunder, and shall be subject to the restrictions n transferability in accordance with this Section. An appropriate provision shall appear on all ertificates for shares of the Corporation sufficient to give due notice of the foresaid restrictions on ansferability.

SECTION 8
MISCELLANEOUS

01 Fiscal Year

ie Directors shall, by resolution, establish the fiscal year of the Corporation.

)2 Seal

the Board of Directors shall so order, the Corporation shall have a Seal, which shall be circular form and mounted upon a metal die. About the upper periphery shall appear the name of the rporation and about the lower periphery the word "Ohio". In the center of the Seal shall appear words "Corporate Seal".

)3 Endorsement of Stock Certificates

less otherwise ordered by the Board of Directors, any certificates for shares issued by any poration and owned by the Corporation (including re-acquired shares of the Corporation) may, sale or transfer, be endorsed in the name of the Corporation by the President or one of the Vice sidents, and attested by the Secretary, an Assistant Secretary, the Treasurer or either with or hout affixing thereto the Corporate Seal.

SECTION 9
AMENDMENTS

1 Amendment of Code of Regulations

se Regulations may be amended or supplemented by action of the shareholders at a meeting held such purpose by the affirmative vote of the holders of record entitled to exercise majority of the ing power of the Corporation on such proposal or, without a meeting, by unanimous written sent of shareholders of record; provided; however, that if the Regulations are to be amended or plemented by action of the shareholders without a meeting the Secretary shall mail a copy of the posed amendment or supplement to each shareholder who would be entitled to vote at a meeting l to vote thereon on the date of mailing. The Secretary shall mail the foregoing at least ten (10) s prior to the taking of such action without a meeting and if the Regulations are amended or plemented by shareholder action without a meeting, the Secretary shall mail a copy of the ulations as so amended or supplemented to each shareholder who would have been entitled to thereon had a meeting been held.

EXHIBIT NO. 2(c)

APPROVED
By [signature]
Date 4-29-98
Amount 2350.00

ARTICLES OF INCORPORATION
OF
PORTAGE COMMUNITY BANK

The undersigned, desiring to form a corporation under the banking laws of the State of Ohio, do hereby certify:

ARTICLE I

NAME

The name of the Corporation shall be Portage Community Bank (the "Bank").

ARTICLE II

PRINCIPAL OFFICE

The location and address of the Bank's principal office in the State of Ohio is 1311 East Main Street, Ravenna, Ohio 44266, Portage County.

ARTICLE III

PURPOSES

The purpose or purposes for which the Bank is formed are to conduct the business of a commercial bank, to let out safe deposit boxes and other receptacles by lease or otherwise, to exercise any powers and engage in any activities permitted under Chapters 1101 through 1127 of the Ohio Revised Code, as now in force or hereinafter amended, to do everything necessary, proper, advisable, or convenient for the accomplishment of the purposes or the attainment of any of the objectives or the furtherance of any of the powers set forth in these Articles of Incorporation, incidental to, pertaining to, or growing out of its business or otherwise.

Approved this ~~28th~~ 29th day of April, 1998.

[signature]
W. Curtis Stitt, Superintendent
Division of Financial Institutions

[signature]
Richard L. Hardgrove
Deputy Superintendent for Banks

000122

ARTICLE IV

SHARE STRUCTURE

Common Shares

4.1 The Bank has the authority to issue two hundred thousand (200,000) common shares with a par value of Ten Dollars ($10.00) per share. The shares may be issued as authorized by the Board of Directors of the Bank without the approval of the shareholders, except as otherwise provided in this Article IV or to the extent that such approval is required by governing law, rule or regulation. Each common share shall have the same relative rights as and be identical in all respects with all the other common shares.

Voting and Dividends

4.2 The holders of the common shares shall exclusively possess all voting power. Each holder of such shares shall be entitled to one vote for each common share held by such holder. Dividends may be paid on the common shares out of any assets legally available for the payment of dividends. Shareholders shall not be permitted to cumulate their votes for the election of Directors.

Pre-Emptive Rights

4.3 Holders of the common shares of the Bank shall not be entitled to preemptive rights with respect to any common shares of the Bank which may be issued.

Redemption of Shares by the Corporation

4.4 The Bank, through its Board of Directors, shall have the right and power, subject to the prior written approval of the Superintendent of Financial Institutions, to repurchase, in accordance with the Ohio Revised Code and the Ohio Administrative Code, any of its outstanding shares at such price and upon such terms as may be agreed upon between the Bank and the selling shareholder or shareholders. Without the approval of shareholders, except as such approval may be required by governing law, rule or regulation, the Board of Directors may adopt an amendment or amendments to this Article IV, for the purpose of reducing the authorized number of shares in the event that shares of any class thereof shall have been redeemed, surrendered to or acquired by the Bank upon any conversion, exchange, purchase or otherwise, but any such reduction shall be limited to the number of shares so redeemed, surrendered or acquired.

ARTICLE V

SPECIAL MEETINGS OF SHAREHOLDERS; CONSENT

5.1 Any action required or permitted to be taken by the holders of the common shares of the Bank may be effected at an annual or special meeting of shareholders or by unanimous written consent in lieu of a meeting, and special meetings of shareholders relating to changes in control of the Bank may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized Directors (whether or not there exist any vacancies in previously authorized Directorships at the time such resolution is presented to the Board of Directors for adoption), or by the person or persons who hold not less than twenty-five percent (25%) of all shares outstanding and entitled to vote at said meeting.

ARTICLE VI

DIRECTORS

Number

6.1 The number of Directors shall be fixed in accordance with the applicable provisions of the Code of Regulations; provided, that, the authorized number of Directors shall not be less than five (5) nor more than eleven (11).

Term

6.2 Directors shall serve until the annual meeting of shareholders at which the term of office of the class to which they have been elected expires, or until their successors are duly elected and qualified.

Vacancies

6.3 Vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the Directors then in office, and Directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires. No decrease in the number of authorized Directors constituting the entire Board of Directors shall shorten the term of any incumbent Director.

ARTICLE VII

DISSOLUTION

7.1 In the event of any liquidation, dissolution, or winding up of the Bank, the holders of the common shares shall be entitled to the distribution of all the Bank's assets remaining after payment or provision for payment of the Bank's debts and liabilities.

ARTICLE VIII

MERGER OR CONSOLIDATION

8.1 Any merger, consolidation of the Bank with another corporation, or the sale of substantially all of the assets of the Bank, shall require an affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding common shares, regardless of limitations or restrictions on the voting power of these shares, entitled to vote at a meeting duly called for this purpose.

ARTICLE IX

INDEMNIFICATION

Third-Party Actions

9.1 The Bank shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including all appeals (other than an action by or in the right of the Bank) by reason of the fact that the person is or was a director, officer, employee, or agent of the Bank, or is or was serving at the request of the Bank as a director, trustee, officer, employee, member, manager, or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Bank and, with respect to any criminal action or proceeding, had no reasonable cause to believe his of her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Bank and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Derivative Actions

9.2 The Bank shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit, including all appeals, by or in the right of the Bank to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, member, manager, or agent of the Bank, or is or was serving at the request of the Bank as a director, trustee, officer, employee, or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Bank. However, no indemnification shall be made in respect of any claim, issue, or matter as to which the person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Bank unless and only to the extent that the court of common pleas or the court in which the action or suit was brought determines on application that, despite the adjudication of liability but in view of all the circumstance of the case, the person is fairly and reasonably entitled to indemnity for expense that the court of common pleas or other court shall deem proper.

Right After Successful Defense

9.3 To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Paragraph 9.1 or 9.2 above, or in defense of any claim, issue, or matter in that action, suit or proceeding, he or she shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the action, suit or proceeding.

Other Determinations of Rights

9.4 Unless ordered by a court, any indemnification made under Paragraph 9.1 or 9.2, above, shall be made by the Bank only as authorized in the specific case on a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Paragraph 9.1 or 9.2 above. The determination shall be made (a) by a majority vote of a quorum consisting of directors who were not and are not parties to or threatened with the action, suit, or proceeding; (b) if the described quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; (c) by the shareholders; or (d) by the court of common pleas or the court in which the action, suit, or proceeding was brought.

Advances of Expenses

9.5 Expenses of each person seeking indemnification under Paragraph 9.1 or 9.2, above, shall be paid by the Bank as they are incurred, in advance of the final disposition of the action, suit or proceeding, as authorized by the Board or Directors in the specific case, on receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the Bank.

Nonexclusiveness; Heirs

9.6. The indemnification provided by this Section shall not be deemed exclusive of, and shall be in addition to, any other rights to which those seeking indemnification may be entitled as a matter of law or under these articles of incorporation, the code of regulations, any agreement, vote of shareholders, any insurance purchased by the Bank, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person.

Purchase of Insurance

9.7. The Bank may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Bank, or is or was serving at the request of the Bank as a director, trustee, officer, employee, member, manager, or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in that capacity, or arising out of his or her status in that capacity, whether or not the Bank would have the power to indemnify him or her against liability under the provisions of this Section or the Ohio General Corporation Law.

Limitation

9.8 Insofar as indemnification for liabilities arising in actions brought by the Ohio Division of Financial Institutions or the Federal Deposit Insurance Corporation may be permitted pursuant to the foregoing provisions, or otherwise, such indemnification is subject to Federal and state banking laws and regulations.

ARTICLE X

AMENDMENT OF ARTICLES

10.1 Except as may be provided in Article IV, no amendment, addition, alteration, change or repeal of these Articles of Incorporation shall be made, unless such is first proposed by a resolution of the Board of Directors, adopted by a majority of the total number of authorized Directors (whether or not there exist any vacancies in previously authorized Directorships at the time such resolution is presented to the Board of Directors for adoption) or by the person or persons who hold not less than twenty-five percent (25%) of all shares outstanding and entitled to vote on said

EXHIBIT NO. 2(d)

CODE OF REGULATIONS

OF

PORTAGE COMMUNITY BANK

SECTION 1
SHAREHOLDERS

1.01 Annual Meetings

The annual meeting of the Bank shall be held at the principal office of the Bank, or at such other place within or without the State of Ohio, as may be designated by the Board of Directors. The annual meeting shall be held for the purpose of electing Directors and considering reports presented at said meeting. Upon due notice, any business which may be properly brought before any meeting of the shareholders may also be considered and transacted at the annual meeting.

1.02 Special Meetings

A special meeting of the shareholders may be called by the Board of Directors or the President, or by a written request, filed with the Secretary, of shareholders representing 25 percent of the outstanding shares of the Bank entitled to vote thereat.

1.03 Notice of Meetings

A written notice of every meeting of the shareholders (including the annual meeting), stating the time, place and purposes thereof, shall be given by or at the direction of the the President or the Secretary, to each shareholder of record entitled to notice of the meeting not less than seven (7) nor more than sixty (60) days before such meeting. All notices with respect to any shares to which persons are jointly entitled may be given to that one of such persons who is first named upon the books of the Bank and notice so given shall be sufficient notice to all the holders of such shares. Such notice shall be deemed to be sufficiently delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the records of the Bank with postage thereon prepaid.

1.04 Waiver of Notice

A written waiver, signed by a shareholder, of notice of a shareholders' meeting, whether executed before, at or after such meeting, shall excuse the giving of notice. Attendance by a shareholder at a shareholders' meeting, without objection prior to or at the commencement of such meeting, shall constitute a waiver by him of notice of such meeting.

1.05 Closing of Books and Fixing Record Date

The Board of Directors may determine the record date for the determination of which persons are entitled to notices, dividends, distributions, rights and the like, but said record date shall not be a date earlier than the date on which the record date is fixed and shall not be more than sixty days preceding the date of the meeting of shareholders or the date fixed for the payment of dividends or distributions or the exercise of any rights. The Board of Directors may close the stock record book against transfers of shares during the whole or any part of such period.

1.06 Proxies

Every person entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the Secretary of the Bank. Any executor, administrator, guardian, trustee or other fiduciary, may give proxies. The Board of Directors may, in advance of any annual or special meeting of the shareholders, prescribe additional regulations concerning the manner of execution and filing of proxies and the validation of the same, which are intended to be voted at any such meeting.

1.07 Quorum

At any meeting of the shareholders, the holders of a majority of the shares then issued and outstanding entitled to vote, whether present in person or represented by proxy, shall constitute a quorum. If a quorum shall not be present or represented at any meeting of the shareholders, those shareholders present or represented shall have the power, without notice other than announcement at the meeting, to adjourn the meeting until a quorum shall be present or represented. At such adjourned meeting at which a quorum is present or represented any business may be transacted as might have been if the quorum had been present at the originally scheduled meeting. The Bank shall not, directly or indirectly, vote any shares issued by it and thereafter acquired and owned by it and not retired, and such shares shall not be considered issued and outstanding in computing the number of shares entitled to vote at any meeting of shareholders.

1.08 Action by Written Consent

Any action which may be authorized or taken at a meeting of the shareholders, may be taken or authorized without a meeting by a writing or writings signed by all of the shareholders who would be entitled to notice of a meeting of the shareholders held for the purpose of such action, which writing or writings shall be filed with or entered upon the records of the Bank.

1.09 Cumulative Voting

Shareholders shall not be permitted to cumulate their votes for the election of Directors.

1.10 Suggested Agenda for Shareholder Meetings

(a) Call meeting to order.

(b) Proof of notice of meeting.

(c) Roll call and filing of proxies with Secretary.

(d) Reading and disposition of prior minutes.

(e) Reports of officers and committees.

(f) If an annual meeting, or special meeting called for that purpose, election of Directors.

(g) Unfinished business.

(h) New business.

(i) Adjournment.

SECTION 2
THE BOARD OF DIRECTORS

2.01 Authority and Number of Directors

The policy of the Bank shall be determined, its affairs directed and its corporate powers exercised by a Board of Directors. Subject to the applicable provisions of the Articles of Incorporation, the number of Directors shall be not less than five (5) nor more than eleven (11). The exact number of Directors to serve during the ensuing year shall be determined by the shareholders at the annual meeting or at a special meeting called for such purpose. The Directors shall be elected by the shareholders at the annual meeting, or any adjournment thereof. Each Director shall hold office until the applicable annual election for his class or until his successor is duly elected and qualified or until the earlier of his retirement, death or, subject to the applicable provisions of the Articles of Incorporation or these Regulations, removal.

2.02 Term of Directors

The Board of Directors shall be divided into three (3) classes. Classes One and Two shall consist of four (4) Directors. Class Three shall consist of three (3) Directors. The initial Directors in Class

One shall be elected for a term of one (1) year. The initial Directors in Class Two shall be elected for a term of two (2) years. The initial Directors in Class Three shall be elected for a term of three (3) years. At each annual election following the initial election, the successors to the Directors of the Class whose term expires in that year shall be elected for a three year period.

2.03 Qualifications

At least a majority of the Directors shall be residents of the State of Ohio or live within one hundred miles of the State of Ohio. Each Director shall, within sixty (60) days after his election, take and subscribe in his duplicate an oath, thereby affirming that he will diligently and honestly perform the duties of his office, that he will not knowingly violate or permit to be violated any of the provisions of Chapters 1101 to 1127 of the Ohio Revised Code.

2.04 Compensation

By resolution of the Board of Directors, and irrespective of any personal interest of any of its members, a reasonable fixed sum, and reasonable expenses of attendance, if any, may be allowed for actual attendance at each regular or special meeting of the Board of Directors. Members of either the executive or special committees may be allowed such compensation for actual attendance at committee meetings as the Board of Directors may determine. Nothing herein shall be construed to preclude any Director from serving the Bank in any capacity and receiving compensation therefor.

2.05 Vacancies

Vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the Directors then in office, though less than a quorum, and Directors so chosen shall hold office for a term expiring at the next annual meeting of shareholders at which the applicable annual election for such class is held. No decrease in the number of authorized Directors constituting the entire Board of Directors shall shorten the term of any incumbent Director. A vacancy shall also be deemed to exist if, at any time, the shareholders increase the authorized number of Directors and do not, at the same meeting or at any adjournment thereof, elect the necessary additional Director or Directors. Notwithstanding the foregoing, the Board, by a majority vote, may authorize up to two (2) additional Board of Directors positions which the Board may fill. The Board of Directors shall determine the class of such new position and the term of such new position shall expire at the next annual meeting at which the applicable annual election for such class is held, provided, however, that no such action shall cause the total number of Directors to exceed thirteen (13).

2.06 Resignation

Any Director may resign at any time by giving notice to the Board of Directors or the President or Secretary, and such resignation shall be deemed to take effect upon its receipt by the person or persons to whom addressed, unless some other time is specified therein.

2.07 Organization Meetings

Immediately after each annual meeting of shareholders, or each special meeting of shareholders at which a Board of Directors shall have been elected, the newly elected Board, if a quorum thereof be present, shall hold an organization meeting for the purpose of electing officers and transacting any other business which may properly come before such meeting. Any such organization meeting shall be held at the same place at which the shareholders' meeting immediately preceding it was held, and notice thereof need not be given. If, for any reason, any such organization meeting is not held as hereinbefore provided, a special meeting of the Board of Directors shall be held for such a purpose as soon as thereafter practicable.

2.08 Regular Meetings

Regular meetings of the Board of Directors may be held at such time and place, within or without the State of Ohio, as the Board of Directors may, by resolution, from time to time, fix or determine; provided, however, that such regular meetings shall be held at least once in each calender month. The Secretary shall mail a copy of each resolution, via ordinary United States Mail, fixing the time and place of regular meetings of the Board of Directors to each Director who was not present at the time the same was adopted, addressing such copy to each such absent Director to the address as shown on the Bank's books, but no further notice of regular meetings need be given.

2.09 Special Meetings

Special meetings of the Board of Directors may be called by the President or any two members of the Board of Directors.

2.10 Notice of Meeting

Written notice of the time and place of each special meeting of the Board of Directors shall be given by or at the direction of the President or the Secretary to each Director. Such notice, unless required by law, need not contain a statement of the purpose or purposes of such meeting, and it may be given in any manner or by any method and at such times as will give the Director receiving the same a reasonable opportunity to attend the meeting. Any such notice shall, in all events, be deemed to have been properly and duly given if written or printed and if it is received at least forty-eight (48) hours prior to the time of the meeting, at his address as shown on the records of the Bank.

2.11 Quorum

A majority of the number of Directors then fixed shall constitute a quorum for the transaction of business except that a majority of the Directors in office shall constitute a quorum for filling a vacancy in the Board of Directors.

2.12 Voting

Unless expressly provided to the contrary in the Articles of Incorporation, this Code of Regulations, the Ohio Revised Code or the Ohio Administrative Code, each question properly brought before any meeting of the Directors at which a quorum is present shall be decided by a majority vote of the Directors who are present.

2.13 Action by Written Consent

Any action which may be authorized or taken at a meeting of the Board of Directors may be authorized or taken without a meeting by a writing or writings signed by all of the Directors, which writing or writings shall be filed with or entered upon the records of the Bank.

2.14 Telephonic Participation

Meetings of the Directors may be held through any communications equipment if all persons participating can hear each other. Participation in a meeting pursuant to this Section 2.13 shall constitute presence at such meeting.

2.15 Suggested Agenda for Meeting of Directors

(a) Call to order.

(b) Roll call.

(c) Reading and disposition of prior minutes.

(d) Reports of officers and committees.

(e) Unfinished business.

(f) New business.

(g) Adjournment.

SECTION 3
COMMITTEES

3.01 Executive Committee

The Board of Directors, by resolution adopted by a majority of the whole Board, may designate three or more Directors to constitute an executive committee. The committee, to the extent provided in the resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the Bank, provided the committee shall not have the authority of the Board of Directors in reference to amending the articles of incorporation; adopting a plan of merger or adopting a plan of consolidation with another corporation or corporations; recommending to the shareholders the sale, lease, exchange, mortgage, pledge, or other disposition of all or substantially all of the property and assets of the Bank if not made in the usual and regular course of its business; recommending to the shareholders a voluntary dissolution of the Bank or a revocation of a dissolution; amending, altering or repealing the regulations of the Bank; electing or removing officers of the Bank or members of the executive committee; fixing the compensation of any member of the executive committee; declaring dividends; or amending, altering, or repealing any result of the Board of Directors that by its terms provides that it shall not be amended, alters, or released by the executive committee. The designation of the committee and the delegation to it of authority shall not operate to relieve the Board of Directors, or any member of the Board, of any responsibility imposed on it or him or her by law.

3.02 Audit Committee

Except as herein provided, the Board of Directors shall appoint an Audit Committee consisting of at least three (3) outside Directors who are neither officers nor employees of the Bank. No inside Directors shall be members of the Audit Committee. All appointments shall continue until the first meeting of the Board of Directors next elected, provided, however, the Board of Directors shall at all times have power to revoke any such appointments. The Audit Committee shall, at least once each calender year, examine, or superintend the examination or audit of the assets, liabilities and results of operations of the Bank and shall report to the Board of Directors the results of such examination. A copy of such report, attested and verified under oath of the signatures of at least three (3) members of the Audit Committee, together with any response thereto of the Board of Directors, shall be filed with the records of the Bank and with any regulatory authority which may require the same. The Audit Committee shall offer its recommendation to the Board of Directors of the Bank for the selection of independent certified public accountants to conduct the annual financial examination or audit.

3.03 Other Committees

The Board of Directors may create and appoint such other committees as it may, at any time or from time to time, find necessary or desirable to facilitate and expedite the management and administration of the affairs of the Bank. The Board of Directors shall have the power to specify the number of members of any such committee, to designate the powers and duties of any such other committee, and to provide the tenure in office of its members, its method of organization and its procedure for the transaction of business.

3.04 Telephonic Participation

Committee meetings may be held through any communications equipment if all persons participating can hear each other. Participation in a committee meeting pursuant to this Section 3.04 shall constitute presence at such meeting.

SECTION 4
OFFICERS

4.01 Officers

The officers of this Bank shall be a President, a Treasurer and a Secretary. The Bank may also have one or more Vice Presidents and such other officers and assistant officers as the Directors may deem necessary. By designating a person to serve as an officer of the Bank, the Directors shall be deemed to have considered such office necessary and to have established such office in accordance with this Section.

4.02 Election, Term and Qualification

The officers shall be elected at the annual organization meeting of the Board of Directors, or as soon thereafter as possible. Each such officer shall serve until the next annual organization meeting of the Board of Directors and until his successor is elected and qualified, or until his earlier death, resignation or removal. The Board of Directors shall have authority to appoint such other officers and agents of the Bank as it may determine from time to time.

4.03 Resignation

An officer may resign at any time by giving notice to the Board of Directors, the President or the Secretary. Such notice shall be effective when received by the person or persons to whom directed, unless some other time is specified therein.

4.04 Removal

Any officer may be removed, with or without cause, by the Board of Directors. The election of an officer for a given term and the provisions of this Code of Regulations with respect to term of office shall not be deemed to create contract rights.

4.05 Authority and Duties of Officers

(a) President. The President shall preside at meetings of the shareholders and of the Board of Directors. He shall have general supervision over the affairs of the Bank. He shall have full power and authority to transact the daily business of the Bank.

(b) Vice President. The Vice President shall perform all duties of the President in his absence or in his inability to act. He shall have all other powers and perform all other duties as from time to time may be prescribed by the Board of Directors. He shall preside at all meetings of the shareholders and the Board of Directors in the absence of the President.

(c) Treasurer. The Treasurer shall supervise and conduct the routine business of the Bank and shall have (subject to the supervision of the President and Vice President) the care and custody of its funds, securities and property. He shall keep permanent records of the funds and property of the Bank. He shall have authority to receive all monies. He shall pay out and disburse all monies under the direction and control of the Board of Directors. He shall deposit each day to the credit of the Bank all monies not required for the convenience of the Bank's business, in such bank or banks or other depositories as the Board of Directors may from time to time direct. He shall perform such other duties customarily performed by a Treasurer.

(d) Secretary. The Secretary shall keep an accurate account of the records, acts and proceedings of the shareholders, Board and committees in books provided for that purpose. He shall attest to the giving and serving of all notices of the Bank. He shall record all transfers of shares and cancel and preserve all certificates transferred and keep an alphabetical record of all shareholders, showing the number of shares held by each. He shall have custody of the corporate seal, and when authorized by the Board of Directors, shall affix the seal to any instrument requiring the same. He shall keep and preserve all proxies of the shareholders.

4.06 Compensation

The Board of Directors may, irrespective of any personal interest of any of them, establish reasonable compensation of officers, which may include pension, disability and death benefits, for services as officers of the Bank.

SECTION 5
TRANSACTIONS BETWEEN THE BANK AND ITS DIRECTORS OR OFFICERS

5.01 Transactions between the Bank and its Directors or Officers.

No contract, action or transaction shall be void or voidable with respect to the Bank for the reason that it is between or affects the Bank and one or more of its Directors or officers, or between or affects the Bank and any partnership, corporation, trust, association or other organization or entity in which one or more of its Directors or officers are directors, trustees or officers or have a financial or personal interest, or for the reason that one or more interested Directors or officers participate in or vote at the meeting of the Directors or a committee of the Directors that authorizes such contract, action or transaction, if in any such case: (a) the material facts as to his or their relationship or interest and as to the contract, action or transaction are disclosed or are known to the directors or the committee and the directors or committee, in good faith reasonably justified by such facts, authorizes the contract, action or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors constitute less than a quorum of the directors or the committee; or (b) the material facts as to his or their relationship or interest and as to the contract, action or transaction are disclosed or are known to the shareholder entitled to vote thereon and the contract, action or transaction is specifically approved at a meeting of the shareholders held for such purpose by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Bank held by persons not interested in the contract or transaction; or (c) the contract, action or transaction is fair as to the Bank as of the time it is authorized or approved by the Directors, a committee of the Directors, or the shareholders.

Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Directors, or of a committee thereof which authorizes the contract, action or transaction.

A Director shall not be considered to be an interested Director solely because the subject of the contract, action or transaction may involve or affect a change in control of the Bank or the director's continuation in office in that capacity.

The Directors, by the affirmative vote of a majority of those in office, and irrespective of any financial or personal interest of any of them, shall have authority to establish reasonable compensation, which may include pension, disability and death benefits, for services to the Bank by Directors and officers, or to delegate such authority to one or more officers or Directors.

SECTION 6
INDEMNIFICATION AND INSURANCE

6.01 Third-Party Actions.

The Bank shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including all appeals (other than an action by or in the right of the Bank) by reason of the fact that the person is or was a director, officer, employee, or agent of the Bank, or is or was serving at the request of the Bank as a director, trustee, officer, employee, member, manager, or agent of another corporation, limited liability company, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding; if that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Bank and, with respect to any criminal action or proceeding, had no reasonable cause to believe his of her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Bank and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

6.02 Derivative Actions.

The Bank shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit, including all appeals, by or in the right of the Bank to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, member, manager, or agent of the Bank, or is or was serving at the request of the Bank as a director, trustee, officer, employee, or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Bank. However, no indemnification shall be made in respect of any claim, issue, or matter as to which the person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Bank unless and only to the extent that the court of common pleas or the court in which the action or suit was brought determines on application that, despite the adjudication of liability but in view of all the circumstance of the case, the person is fairly and reasonably entitled to indemnity for expense that the court of common pleas or other court shall deem proper.

6.03 Right After Successful Defense.

To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Paragraph 6.01 or 6.02 above, or in defense of any claim, issue, or matter in that action, suit or proceeding, he or she shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the action, suit or proceeding.

6.04 Other Determinations of Rights.

Unless ordered by a court, any indemnification made under Paragraph 6.01 or 6.02, above, shall be made by the Bank only as authorized in the specific case on a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Paragraph 6.01 or 6.02 above. The determination shall be made (a) by a majority vote of a quorum consisting of directors who were not and are not parties to or threatened with the action, suit, or proceeding; (b) if the described quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; (c) by the shareholders; or (d) by the court of common pleas or the court in which the action, suit, or proceeding was brought.

6.05 Advances of Expenses.

Expenses of each person seeking indemnification under Paragraph 6.01 or 6.02, above, shall be paid by the Bank as they are incurred, in advance of the final disposition of the action, suit or proceeding, as authorized by the Board or Directors in the specific case, on receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the Bank.

6.06. Nonexclusiveness; Heirs.

The indemnification provided by this Section shall not be deemed exclusive of, and shall be in addition to, any other rights to which those seeking indemnification may be entitled as a matter of law or under the articles of incorporation, these regulations, any agreement, vote of shareholders, any insurance purchased by the Bank, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person.

6.07. Purchase of Insurance.

The Bank may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Bank, or is or was serving at the request of the Bank as a director, trustee, officer, employee, member, manager, or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in that capacity, or arising out of his or her status in that capacity, whether or not the Bank would have the power to indemnify him or her against liability under the provisions of this Section or the Ohio General Corporation Law.

6.08 Limitation

Insofar as indemnification for liabilities arising in actions brought by the Ohio Division of Financial Institutions or the FDIC may be permitted pursuant to the foregoing provisions, or otherwise, such indemnification is subject to Federal and state banking laws and regulations.

SECTION 7
ISSUANCE AND TRANSFER OF SHARES

7.01 Transfer and Registration of Certificates

The Board of Directors shall have authority to make such rules and regulations as they deem expedient concerning the issuance, transfer and registration of certificates for shares and the shares represented thereby and may appoint transfer agents and registrars thereof.

7.02 Lost, Stolen, or Destroyed Certificates

The provisions of the Ohio General Corporation Law, and such other provisions of law as may be referred to therein, shall govern with respect to lost, stolen or destroyed certificates for shares of the Bank.

7.03 Restrictions on Transfer of Shares

In the event that any shareholder or his representative desires to sell all or any part of his shareholdings in the Bank he shall first offer in writing such shares for sale to the Bank at the same price and upon the same terms offered to him pursuant to a bona fide written offer that is acceptable to him. The Bank shall have the option for 30 days after receipt of such written offer to accept such offer. Such option can be waived by the Bank. If, within such 30-day period, the Bank fails to accept such offer, that option to so purchase such shares shall terminate.

In the event of the death of any shareholder, the Executor or Administrator of the estate of the shareholder or the beneficiary of the shareholder who has been distributed the shares, shall be deemed to be the representative of the shareholder hereunder, and shall be subject to the restrictions on transferability in accordance with this Section. An appropriate provision shall appear on all certificates for shares of the Bank sufficient to give due notice of the foresaid restrictions on transferability.

SECTION 8
MISCELLANEOUS

:.01 Fiscal Year

he Directors shall, by resolution, establish the fiscal year of the Bank.

.02 Seal

f the Board of Directors shall so order, the Bank shall have a Seal, which shall be circular in form nd mounted upon a metal die. About the upper periphery shall appear the name of the Bank and bout the lower periphery the word "Ohio". In the center of the Seal shall appear the words Corporate Seal".

SECTION 9
AMENDMENTS

01 Amendment of Code of Regulations

iese Regulations may be amended or supplemented by action of the shareholders at a meeting held r such purpose by the affirmative vote of the holders of record entitled to exercise majority of the voting power of the Bank on such proposal or, without a meeting, by unanimous written consent of shareholders of record; provided; however, that if the Regulations are to be amended or supplemented by action of the shareholders without a meeting the Secretary shall mail a copy of the proposed amendment or supplement to each shareholder who would be entitled to vote at a meeting held to vote thereon on the date of mailing. The Secretary shall mail the foregoing at least ten (10) days prior to the taking of such action without a meeting and if the Regulations are amended or supplemented by shareholder action without a meeting, the Secretary shall mail a copy of the Regulations as so amended or supplemented to each shareholder who would have been entitled to vote thereon had a meeting been held.

EXHIBIT NO. 3(a)

NUMBER

SHARES

PORTAGE BANCSHARES, INC.

ORGANIZED UNDER THE LAWS OF THE STATE OF OHIO

THIS CERTIFIES THAT ______________________________ *is the owner of*

______________________________ *fully paid and nonassessable shares of common stock with no par value of*

PORTAGE BANCSHARES, INC.

transferable only on the books of the corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed.

WITNESS *the seal of the corporation and the signatures of its duly authorized officers.*

Dated ____________, *19*______

____
SECRETARY

____
PRESIDENT

000146

This certificate of stock is subject to the following restrictions:

In the event that any shareholder or shareholder's representative desires to sell all or any part of his share holdings in the Corporation, the shareholder shall first offer in writing such shares for sale to the Corporation at the same price and upon the same terms offered to the shareholder pursuant to a bona fide written offer that is acceptable to the shareholder. The Corporation shall have the option for 30 days after receipt of such written offer to accept such offer. Such option can be waived by the Corporation. If, within such 30-day period, the Corporation fails to accept such offer, that option to so purchase such shares shall terminate.

For value received. ___________ *hereby sell, assign and transfer unto*

____

____

____

______ *of the shares represented by the within certificate and do hereby irrevocably constitute and appoint*

____ *Attorney to transfer the said shares on the books of the within-named corporation with full power of substitution in the premises.*

*Dated*____________________ *19*_______

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION, ENLARGEMENT OR ANY CHANGE WHATEVER.

In the presence of:

____

EXHIBIT NO. 4

PORTAGE BANCSHARES, INC.
1311 East Main Street
Ravenna, Ohio 44266

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____ common shares of Portage Bancshares, Inc., without par value, at a purchase price of $50.00 per share (aggregate purchase price: $________________).

Made as of the ________ day of ________________, 200_ by and between Portage Bancshares, Inc., an Ohio corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESSETH:

WHEREAS, the Company is offering for sale up to 100,000 shares of its common stock (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1. **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete, execute and deliver two copies of this Agreement to the Company, at 1311 East Main Street, Ravenna, Ohio 44266, Attention: Portage Bancshares, Inc., payable by check to the order of Morgan Bank, N.A. in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). Once accepted by the Company, this Subscription Agreement will be irrevocable. The Company reserves the right, in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3. **Escrow Account**. The Funds will be held in an escrow account with Morgan Bank, N.A. until the Company has received and accepted subscriptions for at least 50,000 Shares as set forth in the Offering Statement of the Company, filed with the Securities and Exchange Commission on ___________, 2006, as may be amended or supplemented (the "Offering Statement"). In the event the Offering is terminated for any reason without the sale of the minimum Shares, all monies received will be returned to the Purchaser in full as soon as practicable, with interest thereon, together with the executed Subscription Agreement, and the Purchaser will have no further obligation thereunder.

4. **Closing(s)**.

(a) The Offering will terminate on December 31, 2006 unless extended by the Company for an additional period or periods ending on or before March 31, 2007.

(b) The initial closing of the purchase and sale of the Shares (the "Initial Closing") will take place as soon as practicable after the Company shall have accepted subscriptions for at least 50,000 Shares (the "Initial Closing Date"). On the Initial Closing Date, the Company will deliver or mail to each Purchaser purchasing Shares at the Initial Closing (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased thereby, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. On the Initial Closing Date, the Funds deposited in payment for the Shares purchased will be released to the Company, together with any interest accrued thereon.

(c) Any subscription for Shares received prior to the Initial Closing and not accepted by the Company at the Initial Closing will be deemed to have been rejected. Funds submitted with any such subscription will be promptly returned (and in any event no later than 30 days after the Initial Closing Date), with interest, to the subscriber.

(d) Any subscription for Shares received after the Initial Closing will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or in part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company, together with any interest accrued thereon. If any such subscription is rejected by the Company, the Company will promptly return, with interest, the Funds submitted with such subscription to the subscriber.

5. **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. The Purchaser has been provided the opportunity to ask questions of, and receive answers from, directors and officers of the Company concerning the terms and conditions of the Offering and to obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense necessary to verify the accuracy of the information contained in the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser possesses sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in privately held companies enables the Purchaser to make an informed decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any of such Shares.

(d) The Purchaser understands and agrees that (i) in reliance upon the Purchaser's representations, the Shares have not been registered under the Securities Act of 1933 (the "Act"), (ii) since the Shares are not so registered, the Purchaser must bear the economic risk of holding the Shares subscribed indefinitely and the subscribed Shares cannot be sold without registration under the Act or exemption therefrom.

(e) The Purchaser's overall commitment to investments which are not readily marketable is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(f) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(g) With respect to the tax aspects of the investment, the Purchaser has relied solely upon the advice of the Purchaser's own tax advisors.

(h) The Purchaser understands that no market is likely to exist for the Shares and the Purchaser does not anticipate the need to sell the Shares subscribed in the foreseeable future.

(i) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(j) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(k) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last page of this Agreement.

6. **Notices**. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to President, Portage Bancshares, Inc., 1311 East Main Street, Ravenna, Ohio 44266, or to such other address as the Company may specify by written notice to the Purchasers, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of Unites States' mail, addressed and postage prepaid as aforesaid.

7. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

8. **Parties in Interest**. This Agreement shall be binding upon and inure to the benefit of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any right or benefit hereunder.

9. **Choice of Law**. This Agreement is made under the laws of the State of Ohio, and for all purposes shall be governed by and construed in accordance with the laws of that state, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

10. **Headings**. Section and paragraph headings used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

11. **Execution in Counterparts**. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

12. Survival of Representations and Warranties. The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefor.

13. Restrictions on Sale or Transfer. The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A of the Securities and Exchange Commission, and applicable state securities laws. The Shares are being offered to residents of the State of Ohio pursuant to Section 1707.091 of the Ohio Revised Code. The Purchaser hereby consents to the placing of a restrictive legend upon his/her Share certificate(s), stating that the securities represented by the certificate(s) have not been registered under the Act or any state securities laws, that the securities have been sold in reliance upon exemption from registration provided by Section 3(b) of the Act and Regulation A of the Securities and Exchange Commission, and that the securities may not be sold, transferred, pledged, hypothecated, exercised or otherwise conveyed unless in compliance with the registration provisions of the Act and state securities law or unless an exemption from federal and state registration is available. The Code of Regulations of the Company contains a provision that a shareholder may not sell all or any part of his or her Shares before first offering to sell such Shares to the Company at the same price and on the same terms offered to such shareholder pursuant to the bona fide written offer received by such shareholder. A restrictive legend will be placed on the certificates representing the Shares referencing this restriction as well.

[Balance of This Page Intentionally Left Blank]

______ Initial

THESE SECURITIES ARE NOT DEPOSITS. THESE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

______ Initial

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION NOR HAS THE FEDERAL DEPOSIT INSURANCE CORPORATION PASSED ON THE ADEQUACY OR ACCURACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

PORTAGE BANCSHARES, INC.

By:______________________________

Title:___________________________

____

Signature of Purchaser

____

Print Name of Purchaser

Address: ___________________________

____

Purchaser's State of Residence: _______________

Social Security or Tax ID No. ______-____-______

Telephone Number (____)____-_______

EXHIBIT NO. 6(a)

INVESTMENT SERVICES AGREEMENT FOR
INFINEX INVESTMENTS, INC.
SUBSCRIBERS
(Rev. 10/05)

THIS AGREEMENT ("*Agreement*"), made and entered into as of the 7 day of March 2006, by and between Infinex Investments, Inc. ("*Infinex*") and Portage Community Bank ("*Subscriber*").

THE PARTIES AGREE AS FOLLOWS:

1. Effective Date. This Agreement shall bind Infinex and Subscriber as of the date set forth above. This date is referred to herein as the "*Effective Date*".

2. Infinex Centers. Infinex is a registered broker-dealer and investment adviser and is licensed as an insurance agency and provides securities brokerage, investment advisory and insurance products and services, all as included in the Infinex Program (as defined below), to the general public, including depositors and other customers of participating financial institutions, through the operation of service centers ("*Infinex Centers*") at locations of such institutions. Subscriber desires to become a subscribing institution.

3. Determination of Infinex Center Locations. As soon as practicable following the Effective Date, and from time to time during the term of this Agreement, Infinex and Subscriber shall consult with each other and shall use all reasonable efforts to determine the number and identity of Subscriber's locations at which Infinex shall open and operate Infinex Centers. Infinex shall use all reasonable efforts expeditiously to open and operate such number of Infinex Centers at such locations as may from time to time be designated by Subscriber and approved by Infinex, which approval shall not be unreasonably withheld. Subscriber is not granted exclusive rights in any territory or location. Infinex may enter into agreements with other subscribing institutions and operate Infinex Centers at any other locations selected by Infinex and other subscribing institutions.

4. Subscriber's Obligations. Subscriber shall use all reasonable efforts to provide the personnel, to cooperate with Infinex, to do all other acts and things required by this Agreement to be provided or done by Subscriber, and to permit Infinex to open and operate the Infinex Centers in accordance with the terms of this Agreement.

5. Infinex Program. The Infinex Program consists of the following services which Infinex shall provide:

(a) Brokerage and Clearing Services.

(1) Registered representatives of Infinex at Infinex Centers operated at Subscriber's locations and at Infinex's main office will execute purchases and sales of "*Securities*" as agent for Infinex's customers, including depositors and other customers of

Subscriber and the general public (hereinafter referred to as "*Infinex Customers*"). For purposes of this subparagraph, the term "*Securities*" shall have the meaning set forth in section 3(a) (10) of the Securities Exchange Act of 1934, as amended (the "*Act*"), but shall not include securities of Subscriber or any entity affiliated with Subscriber.

(2) Infinex, as an introducing broker-dealer, will retain one or more clearing brokers to provide customers with such confirmations and account statements as are customarily provided by clearing brokers, maintain such books and records as are customarily maintained by clearing brokers and perform such billing, collections, account surveillance and other services as are customarily performed by clearing brokers.

(b) Investment Advisory Services. Investment adviser agents of Infinex at Infinex Centers operated at Subscriber's locations and Infinex's main office will provide investment advice and recommendations to Infinex Customers in accordance with each customer's suitability profile and investment goals.

(c) Insurance Services. Licensed insurance producers of Infinex at Infinex Centers operated at Subscriber's locations and at Infinex's main office will, subject to applicable state insurance laws and regulations, execute purchases and sales of certain insurance products as agent for Infinex Customers.

(d) Marketing, education research and technical assistance services. Infinex will provide:

(1) guidance and assistance regarding the selection of Subscriber's locations at which Infinex shall open and operate Infinex Centers;

(2) guidance and assistance regarding the placement and setup of the Infinex Centers at Subscriber's locations;

(3) guidance and assistance regarding the identification of Subscriber's personnel who will act as "*Mutual Employees*" (as defined below);

(4) guidance and assistance regarding, and review and approval of, Subscriber-sponsored advertising and promotion of the Infinex Program;

(5) material for the orientation of Subscriber's Mutual Employees and Non-Mutual Employees (as defined below) with respect to the Infinex Program;

(6) compliance and procedures manuals for the operation of the Infinex Program;

(7) guidance and assistance regarding the furnishing and design of Infinex Centers;

(8) guidance and assistance regarding the Infinex news/quote services and terminals and related services;

(9) guidance and assistance regarding all other standard accessories, equipment and supplies required to make the Infinex Centers at Subscriber's locations operational;

(10) monitoring of compliance at the Infinex Centers with applicable laws, rules and regulations and with Infinex's manuals, rules, procedures and instructions;

(11) monitoring of relevant laws, rules and regulations affecting the Infinex Program and the operation of the Infinex Centers at Subscriber's locations; and

(12) disbursement of Revenue Sharing Payments (as defined below).

(e) Reports. Infinex shall periodically provide to Subscriber certain reports, the form, content and frequency of which shall be determined by the mutual agreement of Infinex and Subscriber. Such reports shall include a list of all customer complaints and their resolution. Other reports to be provided Subscriber by Infinex may include sales reports by transaction and Mutual Employee during a reporting period.

6. Modification of Infinex Program. Infinex may modify the Infinex Program from time to time for the intended purpose of (i) meeting applicable regulatory requirements, or (ii) making the Infinex Program more effective, efficient, economical or competitive, offering additional services, adapting to new technology or conditions, or enhancing the reputation or public acceptance of the Infinex Program, provided that if any modification described in clause (ii) above may materially and adversely affect the amount of Revenue Sharing Payments payable to Subscriber hereunder or the operation of any Infinex Center established or to be established at Subscriber's locations, such modification shall not be effected without Subscriber's approval.

7. Revenue Sharing Payments.

(a) Infinex shall make payments to Subscriber with respect to all securities and insurance transactions and investment advisory services which occur at, or are attributable to, the Infinex Centers operated at Subscriber's locations ("*Revenue Sharing Payments*"), in accordance with Schedule 1 attached to this Agreement. Notwithstanding the above, Infinex shall not be obligated to make any Revenue Sharing Payment to Subscriber with respect to any insurance transaction which occurs at, or is attributable to, the Infinex Centers operated at Subscriber's locations unless and until the payment of such Revenue Sharing Payments is permissible under the applicable insurance laws and regulations of the state in which Subscriber is doing business. Infinex shall notify Subscriber not less than 30 days in advance of any reduction in the percentage of Revenue Sharing Payments, which reduction shall take effect on the date specified in such notice; provided, however, that Subscriber may terminate this Agreement by giving written notice of termination to Infinex within 20 days following Infinex's notice of any such reduction in the percentage of Revenue Sharing Payments. If Subscriber gives such notice of termination to Infinex, this Agreement will terminate 30 days following Infinex's receipt of such notice and Infinex shall not reduce the percentage of Revenue Sharing Payments payable to Subscriber prior to such termination.

(b) Infinex reserves the right to deduct from Revenue Sharing Payments (i) an amount equal to the total of all costs, expenses, charges and fees, if any, payable by Subscriber to Infinex pursuant to this Agreement, (ii) an amount equal to Subscriber's then current pro rata share of losses, costs and expenses, if any, incurred by Infinex, directly or indirectly, as the result of the failure of any Infinex Customer at a Infinex Center operated at any of Subscriber's locations to meet any obligation to deliver any funds or securities or to meet any other obligation pursuant to Infinex's agreement to perform securities brokerage, investment advisory and insurance services for such person, and (iii) Subscriber's then current pro rata share of investment advisory fees paid by any Infinex Customer in advance of services rendered and returned to such Infinex Customer upon termination of the investment advisory agreement. Infinex shall use such efforts as are customary in the securities brokerage, investment advisory and insurance business to mitigate such losses, costs or expenses prior to deducting any amount from a Revenue Sharing Payment pursuant to clause (ii) hereinabove.

(c) In addition to the rights of Infinex to deduct amounts from Revenue Sharing Payments as set forth above in subparagraph 7(b), Infinex shall, with respect to any and all sales of insurance products to Infinex Customers at Infinex Centers operated at Subscriber's locations, have the right to deduct from Revenue Sharing Payments an amount equal to Subscriber's then current pro rata share of all charge-backs for canceled or adjusted sales of insurance products and all charges for early surrender of insurance products as provided in Infinex's agency agreements with the issuers of such insurance products (hereinafter referred to, collectively, as "*Chargeback and Surrender Payments*").

(d) In the event Subscriber or Infinex terminates this Agreement, then Infinex shall be entitled to retain an amount (the "*Holdback Amount*") from all Revenue Sharing Payments due Subscriber following the delivery or receipt by Infinex of the termination notice. The Holdback Amount shall be in an amount which, in Infinex's sole judgment, reasonably approximates Subscriber's then current pro rata share of all Chargeback and Surrender Payments which are expected to arise in connection with sales of insurance products by Infinex to Infinex Customers at Infinex Centers operated at Subscriber's locations. Infinex shall maintain the Holdback Amount in a non-interest bearing account for a period to be determined by Infinex in its sole discretion (the "*Holdback Period*"), which Holdback Period shall not be more than two years. During the Holdback Period, Infinex shall be entitled to deduct from the Holdback Amount all actual Chargeback and Surrender Payments as they occur. At the end of the Holdback Period, Infinex shall pay over to Subscriber the remaining portion, if any, of the Holdback Amount.

(e) Infinex shall use such efforts as are customary in the insurance business to mitigate all Chargeback and Surrender Payments prior to deducting such amount from a Revenue Sharing Payment pursuant to subparagraphs 7(c) or 7(d) hereof.

(f) Subject to subparagraph 7(d) above, Infinex shall make Revenue Sharing Payments to Subscriber on or prior to the twentieth (20th) day of the following calendar month with respect to all securities and insurance transactions settled and all investment advisory fees received through the Settlement Date (as defined below) for the immediately preceding calendar month. For purposes of this paragraph, Settlement Date shall mean the date on which Infinex closes its books and records for a particular month with respect to the Infinex Customer accounts opened through the Infinex Centers at Subscriber's locations. Each Revenue Sharing Payment shall be accompanied by a complete record of transactions and, if applicable, an accounting of any losses, costs, expenses, charges or fees incurred by Subscriber and deducted from such Revenue Sharing Payment.

8. Mutual Employees.

(a) Employment Agreement. At the Infinex Centers operated at Subscriber's locations, (i) securities transactions shall be effected only by registered representatives of Infinex who shall be registered and qualified with the National Association of Securities Dealers, Inc., (ii) investment advisory services shall be provided only by investment adviser agents of Infinex who shall be duly registered under applicable laws and regulations, and (iii) insurance transactions shall be effected only by licensed insurance producers of Infinex who are licensed to sell insurance products under the applicable insurance laws and regulations of the state in which Subscriber does business. Each such individual shall undertake employment by Infinex in one or more of these capacities in addition to their employment by Subscriber. Such persons are referred to in this Agreement as "*Mutual Employees*" or, solely with respect to their employment by Infinex, as "*Infinex Representatives*". Each Mutual Employee shall enter into a Mutual Employment Agreement with Infinex, in the form attached hereto as Exhibit A (the "*Employment Agreement*"), setting forth the terms of the Mutual Employee's employment as an Infinex Representative.

(b) Compensation. Subscriber shall pay the compensation of the Mutual Employees in amounts to be determined by Infinex from time to time after consultation with Subscriber. Infinex shall have the right to inspect the payroll and bonus records maintained by Subscriber for Mutual Employees. In addition, Subscriber shall transmit to Infinex no less often than annually, and promptly following Infinex's request, a copy of each Mutual Employee's W-2 form or such information with respect to the compensation of any or all of the Mutual Employees in such form as Infinex may otherwise prescribe.

(c) Recruitment. Infinex shall assist Subscriber in recruiting individuals to act as Infinex Representatives and shall process and facilitate the licensing and registration of individuals qualified to act as Infinex Representatives.

(d) Training. The Mutual Employees shall be required to pass one or more examinations prescribed by law, or furnish to Infinex proof that they have passed such examinations, in order to qualify to act as Infinex Representatives. Prior to taking such examination(s), if required to do so, such Mutual Employee must successfully complete certain training, including a prescribed pre-examination course. Such pre-examination training shall be provided by Infinex or by third-party vendors at Subscriber's expense. Infinex shall notify Subscriber of the availability of such training. Infinex shall provide, as appropriate or necessary, additional training of the Mutual Employees with respect to the Infinex Program subsequent to their qualification as Infinex Representatives. Subscriber shall make the Mutual Employees available from time to time to participate in such pre- and post-qualification training and in such further training, if any, as Infinex may provide or arrange for from time to time. Infinex also shall make available to all Mutual Employees a toll free telephone number to Infinex's main office, pursuant to which Mutual Employees may obtain answers to questions relating to particular transactions, customer requests, Infinex procedures or the scope of their authority.

(e) Control by Infinex. Infinex shall exercise exclusive control and direction of the Mutual Employees with respect to their conduct of business for Infinex, and their conduct in such capacity shall be governed in all respects by Infinex's compliance and procedures manuals and all other manuals, procedures, rules and instructions of Infinex, current copies of which Infinex has provided or will provide to Subscriber, and by applicable laws, rules and regulations, all as in effect from time to time. Subscriber shall strictly honor such control relationship and shall not have any involvement whatsoever in any of the services performed by the Mutual Employees on behalf of Infinex. Notwithstanding the foregoing, nothing in this subparagraph 8(e) shall be construed as preventing the Subscriber from conducting compliance reviews and audits with respect to (and otherwise monitoring) the activities of the Infinex Representatives and other Infinex employees at Infinex Centers for purposes of compliance with the directives of applicable regulatory agencies and any Subscriber policies adopted pursuant to such regulatory directives.

(f) Discipline. The Mutual Employees shall be subject to discipline by Infinex and by various federal and state regulatory authorities, securities exchanges, clearing corporations or associations, associations of brokers and dealers and certain other entities having jurisdiction over the operation of the Infinex Centers and the conduct of the Mutual Employees. Subscriber shall cooperate with Infinex in all respects in connection with the enforcement of any sanctions imposed by Infinex or by any of such entities against any Mutual Employee. Such disciplinary measures may include suspension or dismissal of any Mutual Employee as an Infinex Representative. Subscriber shall report to Infinex any violation of any law, rule or regulation or of any of Infinex's standards of conduct or procedures for Infinex Representatives of which Subscriber has knowledge or substantial suspicion, provided that Subscriber shall have no obligation to Infinex or others to monitor such conduct or procedures. Subscriber shall transmit any such report to Infinex in a manner calculated to give Infinex immediate notice of any such violation and shall promptly thereafter confirm any such report in writing to Infinex's compliance officer.

(g) Conduct of Subscriber's Business. In accordance with their employment by Infinex and Subscriber, the Mutual Employees may conduct business on behalf of Subscriber when not acting as Infinex Representatives. The conduct of Subscriber's business by the Mutual Employees shall be consistent with, and subject to, the provisions of paragraph 12.

9. Indemnification.

(a) Subscriber shall indemnify and hold harmless Infinex against any and all losses, claims, damages, liabilities, actions, costs or expenses, joint or several, to which Infinex may become subject (including any legal or other expenses reasonably incurred by it in connection with investigating any claim against it and defending any action and any amounts paid in settlement or compromise, provided Subscriber shall have given its prior written approval of such settlement or compromise, which approval shall not be unreasonably withheld), insofar as such losses, claims, damages, liabilities, actions, costs or expenses arise out of or result from (i) the negligent, reckless or intentional act or omission of Subscriber, any Mutual Employee acting on behalf of and under the direction of Subscriber or any other employee or agent of Subscriber, or (ii) any breach by Subscriber of any of its representations, warranties or obligations hereunder, or (iii) Subscriber's improper use of a name, trade name, service mark or the like in conjunction with the Infinex Program, as described in paragraph 16 hereof.

(b) Infinex shall indemnify and hold harmless Subscriber against any and all losses, claims, damages, liabilities, actions, costs or expenses, joint or several, to which Subscriber may become subject (including any legal or other expenses reasonably incurred by it in connection with investigating any claim against it and defending any action and any amounts paid in settlement or compromise, provided Infinex shall have given its prior written approval of such settlement or compromise, which approval shall not be unreasonably withheld), insofar as such losses, claims, damages, liabilities, actions, costs or expenses arise out of or result from (i) the negligent, reckless or intentional act or omission of Infinex, any Mutual Employee acting as a registered representative, investment adviser agent or insurance producer of Infinex or any other employee or agent of Infinex, or (ii) any breach by Infinex of any of its representations, warranties or obligations hereunder.

(c) Promptly after receipt by an indemnified party under this paragraph 9 of notice of any claim or the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this paragraph 9, notify the indemnifying party in writing of such claim or the commencement of such action. The indemnification is conditioned upon timely receipt of such written notice. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, as provided herein, the indemnifying party will be entitled to participate therein and, to the extent that it may elect by written notice to the indemnified party, to assume the defense thereof. Upon receipt by the indemnified party of notice from the indemnifying party of such indemnifying party's election to assume the defense of such actions such indemnifying party will cease to be liable to such indemnified party under this paragraph 9 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof.

10. Non-Mutual Employees.

(a) Limited activities. Employees of Subscriber who are not also Infinex Representatives ("*Non-Mutual Employees*") may distribute promotional literature regarding the Infinex Program, direct persons to Infinex Representatives and provide certain other limited types of information and assistance, but may not engage in any investment or insurance-related activities on behalf of Infinex. Subscriber shall monitor the activities of and cause compliance by Non-Mutual Employees with Infinex's standards of conduct established for such persons and shall report to Infinex in the manner set forth in subparagraph 8(f) hereof any violations of such standards of conduct of which Subscriber has knowledge or substantial suspicion.

(b) Training. Infinex shall make materials available to assist Subscriber in training Non-Mutual Employees regarding standards of conduct and permissible activities in connection with the Infinex Program. Subscriber shall make Non-Mutual Employees available from time to time to participate in such training.

11. Hours of operation. Each Infinex Center shall be open for business during all New York Stock Exchange trading hours which coincide with the business hours of the Infinex Center location. In addition, any Infinex Center may be open for business during such additional hours as Subscriber chooses subject to approval by Infinex. Registered representatives, investment adviser agents and licensed insurance producers of Infinex located at Infinex's main office will be available by telephone to provide securities brokerage, investment advisory and insurance products and services to Infinex Customers during all New York Stock Exchange trading hours, whether or not any Infinex Center is then open for business and any transactions or services thus effected will be attributed to the appropriate Infinex Center.

12. Separation of Business. Subscriber shall maintain strict and total separation of its business from the business conducted at each Infinex Center, including separation of records and of physical facilities, and shall conduct its business at all times so as not to lead to confusion between the business conducted by Subscriber and the business conducted by Infinex through the operation of the Infinex Centers. Infinex agrees to do the same. Subscriber agrees to be bound by, and to comply in all respects with, Infinex's written supervisory procedures manual, as it may be modified or supplemented from time to time to ensure compliance with applicable laws, current copies of which Infinex has provided or will provide to Subscriber and which, as it may be modified or supplemented from time to time, is incorporated in and made a part of this Agreement.

13. Access.

(a) Infinex's supervisory personnel and representatives of state and federal regulatory authorities and of any other entity having jurisdiction over the operation of the Infinex Centers and the conduct of the Mutual Employees shall have unimpeded access during Subscriber's business hours to the Infinex Centers, to all records maintained in connection with the operation of the Infinex Centers and to the Mutual Employees and their personnel records.

(b) Subscriber and the state and federal banking agencies having jurisdiction over Subscriber are hereby authorized to have access to such records of Infinex as are necessary to evaluate Infinex's and the Mutual Employees' compliance with all applicable laws, regulations and directives, the Interagency Statement and this Agreement.

14. Subscriber Costs and Expenses. Subscriber shall be directly responsible for the costs and expenses associated with the following items in connection with the operation of Infinex Centers at Subscriber's locations:

(a) all furnishings, accessories and equipment utilized in the Infinex Center, including the Infinex news/quote terminal;

(b) the Infinex news/quote service and maintenance;

(c) any Value Line Investment Survey, Standard & Poor's Corporation reports and similar published materials employed in the Infinex Center;

(d) telephone and other operating equipment;

(e) Mutual Employee compensation and costs, including, without limitation, recruitment costs, salary and benefits, travel and cost of pre-qualification training and prescribed pre-examination course, examination fees and filing fees;

(f) Mutual Employee post-qualification sales training materials;

(g) amounts due to Infinex from any one or more Mutual Employees under the terms and conditions of the Employment Agreement;

(h) recruitment costs, salary and benefits for any support personnel;

(i) Subscriber-sponsored advertising and promotion; including any and all promotions by Subscriber of the Infinex Program that are specific to Subscriber and all stationery and business cards furnished to each Infinex Center;

(j) Infinex's standard fees and charges as set forth on Infinex's Schedule of Standard Fees and Charges, as such may be amended by Infinex from time to time; and

(k) all other costs associated with operation of the Infinex Centers at Subscriber's locations and not identified in paragraph 15.

Subscriber shall pay all reasonable costs and expenses set forth in this paragraph 14 directly to third-party vendors or to Infinex or the Mutual Employees as may be determined by

Infinex from time to time. In the Infinex Centers located at Subscriber's locations, Subscriber shall permit the use only of promotional materials approved or furnished by Infinex. Infinex may from time to time, following notice to Subscriber, eliminate one or more of Subscriber's direct costs or expenses.

15. Infinex's Costs and Expenses. Infinex shall be directly responsible for the following costs and expenses in connection with the operation of the Infinex Centers:

(a) sponsored advertising of Infinex and the general promotion of the Infinex Program;

(b) all costs associated with the operation of Infinex offices other than Infinex Centers operated at Subscriber's locations;

(c) all costs associated with the recruitment, training, qualification and employment by Infinex of all employees of Infinex who are not Mutual Employees; and

(d) costs associated with compliance activities and supervision of Infinex Representatives.

16. Advertising and Promotion. In connection with any efforts to advertise and promote the Infinex Program and the Infinex Centers operated at Subscriber's locations, Infinex may use Subscriber's name or the name of any entity that controls Subscriber and may identify Subscriber's locations at which Infinex Centers are located. Subscriber shall secure Infinex's prior written approval of all advertising and promotional materials, if any, prepared by or on behalf of Subscriber which mention Infinex or the Infinex Program. All such advertising and promotional materials shall make it clear that the Infinex Program is provided by Infinex and not by Subscriber or any affiliate of Subscriber. Subscriber may use, with Infinex's prior written approval, any other name, trade name, servicemark, trademark logo or the like (*"Subscriber Trade Name"*) in connection with the Infinex Program, e.g., "ABC Securities, offered through Infinex." However, to the extent Subscriber uses a Subscriber trade name, Subscriber shall be responsible for all costs, expenses and liabilities ensuing from the use of such trade name and shall indemnify Infinex as provided in subparagraph 9(a) hereof.

17. Bankruptcy, changes in control, etc. Either party hereto shall give the other party prompt written notice in the event that such party (i) liquidates or is dissolved; (ii) makes an assignment for the benefit of creditors, becomes insolvent or is unable to pay its debts as they mature, files a voluntary petition for bankruptcy or a petition, answer or consent seeking reorganization or readjustment of its indebtedness under applicable bankruptcy or insolvency laws, consents to the appointment of a receiver, sequestrator or trustee for all or a substantial part of its property or takes corporate or other action for the purpose of effecting any of the foregoing; (iii) has filed against it a petition for proceeding in bankruptcy or for its reorganization or for the readjustment of its indebtedness under applicable bankruptcy or insolvency laws or has a receiver, sequestrator or trustee appointed for it or for all or a substantial part of its property; or (iv) merges, consolidates or reorganizes in a transaction in which such defaulting party is not the surviving

entity, sells, its assets or experiences a transfer to any person or group of 25% or more of its outstanding equity interest. The party receiving such notice shall have the right to terminate this Agreement upon the happening of any such event.

18. Term. This Agreement shall have an initial term of one year and shall continue thereafter until either party hereto shall terminate this Agreement pursuant to subparagraph 19(a) hereof.

19. Termination; suspension.

(a) Neither Subscriber nor Infinex shall have the right to terminate this Agreement, except pursuant to paragraph 17 or subparagraphs 19 (b) or (c) hereof, for a period of one year commencing on the Effective Date. Thereafter, either Subscriber or Infinex may terminate this Agreement upon ninety (90) days prior written notice to the other party, such notice to be given not earlier than the first day of the tenth calendar month of the initial term of this Agreement.

(b) Either Subscriber or Infinex (the "*declaring party*") may immediately suspend performance under this Agreement, and may thereafter terminate this Agreement pursuant to the procedures set forth in this subparagraph 19(b), in the event the other party (the "*breaching party*") is in breach of any material agreement made by the breaching party under this Agreement. The declaring party shall promptly notify the breaching party of the grounds for any such suspension. The breaching party shall have ten days following such notice to resolve the matter(s) specified therein to the declaring party's satisfaction prior to any termination of this Agreement. In the event that the breaching party fails so to resolve any such matter(s) within the prescribed time and the declaring party does not agree in writing to extend the period for resolution of any such matter(s), the declaring party may terminate this Agreement upon the expiration of such 10-day period.

(c) Infinex may terminate this Agreement at any time, upon written notice to Subscriber, if Subscriber or any entity controlling Subscriber directly or indirectly offers or makes available securities brokerage, investment advisory or insurance products or services that Infinex, after careful consideration and following consultation with Subscriber, reasonably deems to be detrimental to the operation of the Infinex Program at Subscriber's locations. Subscriber may terminate this Agreement at any time, upon written notice to Infinex, in the event that the Securities and Exchange Commission or any other governmental agency or authority, by reason of a change in policy or other factors outside of Subscriber's control, requires Subscriber to register as a broker-dealer or determines that Subscriber's execution of this agreement, or performance thereunder, is not authorized by or in violation of applicable laws or regulations.

(d) In the event that Infinex or Subscriber terminates this Agreement: (i) Subscriber shall immediately cease representing itself as a participant in the Infinex Program, discontinue use of all Infinex's materials and all materials bearing Infinex's name, logo or servicemark, return to Infinex any equipment, signs, materials, furnishings and supplies purchased by Infinex and promptly remove Infinex's name, logo or servicemark from any such items purchased by Subscriber, and (ii) Subscriber shall return to Infinex all records relating to Infinex's brokerage, investment advisory and insurance accounts, all Infinex's procedures and compliance manuals and all Infinex's forms and documents and shall so certify in writing to Infinex within ten days of the date of termination.

(e) In the event that this Agreement is terminated by the parties hereto pursuant to the provisions of subparagraph 19(a) hereof or is terminated by Subscriber pursuant to paragraph 17 or subparagraphs 19(b) or 19(c) hereof and Subscriber wishes to make the service of another securities broker-dealer, investment adviser or insurance agency available to its customers, Infinex shall use its best efforts to facilitate the orderly transfer to such broker-dealer, investment adviser or insurance agency of the brokerage accounts, investment advisory accounts or insurance accounts established through the Infinex Centers operating at Subscriber's locations and shall otherwise cooperate with Subscriber to achieve a smooth transition to such other broker-dealer, investment adviser or insurance agency. Subscriber agrees to reimburse Infinex for all reasonable costs and expenses incurred by Infinex in connection with its obligations under this subparagraph 19(e).

(f) In the event that this Agreement is terminated by either party pursuant to the provisions of paragraph 17 or subparagraphs 19(a), 19(b) or 19(c) hereof and Subscriber does not wish to make services of another securities broker-dealer, investment adviser or insurance agency available to its customers, all Subscriber customer accounts with Infinex shall be segregated at Infinex and control of such accounts shall not be transferred to any other subscribing institution except as shall be directed by written customer request.

20. Additional Representations and Warranties of Subscriber. Subscriber represents and warrants to Infinex that, subject to any future regulatory orders or agreements, (i) Subscriber has full legal right, power and authority to enter into and perform this Agreement; (ii) this Agreement has been duly authorized, executed and delivered by Subscriber and constitutes the legal, valid and binding agreement of Subscriber; and (iii) no consent, approval, authorization or order of any governmental agency or authority, except those disclosed to Infinex in writing by Subscriber, is required to be obtained by Subscriber in connection with the transactions contemplated by this Agreement on the part of Subscriber to be performed. Subscriber hereby agrees that, in connection with the Infinex Program, it shall comply with all applicable federal and state laws, regulations, rules and regulatory directives, including but not limited to the Interagency Statement on Retail Sales of Nondeposit Investment Products dated February 15, 1994, as amended (the "*Interagency Statement*").

21. Representations and Warranties of Infinex. Infinex represents and warrants to Subscriber that: (i) Infinex has full legal right, power and authority to enter into and perform this Agreement; (ii) this Agreement has been duly authorized, executed and delivered by Infinex and constitutes the legal, valid and binding agreement of Infinex; and (iii) no consent, approval, authorization or order of any governmental agency or authority, except any consent or approval required by applicable state securities or insurance laws (which consent or approval Infinex shall obtain prior to operation of an Infinex Center in any state), is required to be obtained by Infinex in connection with the Infinex Program, the operation of the Infinex Centers at Subscriber's locations, and the other transactions contemplated by this Agreement on the part of Infinex to be performed. Infinex hereby agrees that, in rendering services pursuant to the Infinex Program,

Infinex shall comply with all applicable state and federal laws and regulations, and will act consistently with (i) the provisions of the Interagency Statement, and particularly the provisions of the Interagency Statement relating to customer disclosures, and (ii) all rules, regulations, directives, and policy statements as may be issued by state, federal and self regulatory agencies having authority over the business and operations of Infinex or Subscriber. Subscriber is hereby authorized to monitor Infinex and periodically review and verify that Infinex and the Mutual Employees are complying with this Agreement. Nothing in this paragraph 21 shall be construed as creating an obligation on the part of Subscriber to monitor such activities for the benefit of Infinex.

22. Confidentiality and Compliance with Security Standards.

(a) The parties hereto shall keep confidential any information regarding the business and affairs of the others which it may acquire as a result of this Agreement and which is not otherwise generally available to the public, which requirement shall survive termination of this Agreement. Without limiting the generality of the foregoing, Infinex shall not sell, give, transfer or otherwise disclose to any third party, without the prior written consent of Subscriber, any list of Infinex Customers or other Infinex Customer information, except as may be required in connection with the services provided by Infinex to Infinex Customers or as may otherwise be required by law.

(b) The parties hereto agree that, in addition to, and without limiting the generality of, Section 22(a) above, they shall keep all Nonpublic Personal Information (as defined in the Gramm-Leach-Bliley Act of 1999 (the "*GLB Act*") and the various regulations promulgated thereunder by the federal and state regulators of financial institutions (the "*GLB Regulations*")) received from the other confidential and shall maintain and use such information in accordance with all applicable laws, rules and regulations, including but not limited to the GLB Act and the applicable GLB Regulations. Without limiting the generality of the foregoing, the parties hereto agree that, to the extent applicable, they shall comply with the Nonpublic Personal Information reuse and redisclosure limitations of the GLB Act and applicable GLB Regulations as they relate to the marketing of financial products and services offered pursuant to joint agreements between unaffiliated financial institutions.

(c) The parties hereto acknowledge the importance of maintaining the security and integrity of Nonpublic Personal Information received from the other and agree to take all steps reasonably necessary to prevent the unauthorized disclosure or use of such Nonpublic Personal Information and to prevent such Nonpublic Personal Information from entering the public domain. The parties hereto hereby represent and warrant to one another that they are familiar with the Interagency Guidelines Establishing Standards for Safeguarding Customer Information adopted by the federal regulators of depository institutions (the "*Security Standards*") and agree to implement and maintain throughout the term of the Agreement appropriate security measures designed to meet the objectives of the Security Standards, which security measures shall be no less stringent and protective than that which is necessary to meet industry standards. The parties hereto agree to periodically review and revise their security measures to meet the objectives of the Security Standards and to meet or exceed industry standards as such standards evolve. Each party hereto understands and agrees that the others have certain oversight responsibilities under the Security Standards and, as such, they may be required to monitor one another to confirm that each has satisfied its obligations to implement appropriate security measures. To that end, the parties hereto agree to provide, when requested by the other parties from time to time, such information (including without limitation audits and test results relating to such party's security measures) as may be reasonably requested. In addition, Infinex hereby agrees to take appropriate actions to address incidents of unauthorized access to Subscriber's customer information, including notification to Subscriber as soon as possible of any such incident, to enable Subscriber to expeditiously implement its response program.

23. Notices. All notices, requests, demands, claims and other communications provided for herein shall be given in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if it is sent by registered or certified mail, return receipt requested, postage prepaid, or reputable delivery service, to the addresses set forth on the signature page of this Agreement. Any party hereto may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

24. Approval of Government Authorities. This Agreement and the respective obligations of the parties hereto (other than pursuant to the last sentence of this paragraph 24) are conditioned upon the acquisition by Subscriber of any consents, approvals, authorizations or orders disclosed to Infinex by Subscriber pursuant to paragraph 20 hereof and upon Infinex's acquisition of any consent or approval required by applicable state securities or insurance laws. Infinex and Subscriber shall cooperate with each other in obtaining all governmental approvals necessary to the commencement and operation of the Infinex Centers at Subscriber's locations and shall furnish the other party with any such information and documents as such party may reasonably request in connection with the acquisition of such approvals.

25. Arbitration. Any controversy between Infinex and Subscriber arising out of or relating to this Agreement, or the breach thereof, shall be resolved by arbitration in accordance with the rules then in effect of the National Association of Securities Dealers, Inc. or, if such controversy is not arbitrable pursuant to the rules of such entity, in accordance with the rules then in effect of the American Arbitration Association at a proceeding located in Hartford, Connecticut. It is hereby understood and agreed that the decision of any such arbitrator shall be based upon the terms and conditions of this Agreement, as set forth herein.

26. Miscellaneous.

(a) This Agreement constitutes the entire understanding of the parties with respect to its subject matter. This Agreement may be amended only in writing signed by the parties. The parties hereto may not assign this Agreement without the prior written consent of the other parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against, the successors and permitted assigns of each of the parties.

(b) The parties hereto shall not use any servicemark, trade name or trademark of the other party hereto without the prior written consent of such other party, except for the use by Infinex of any trade name, trademark, servicemark or logo used in connection with the Infinex Program. The parties hereto recognize and acknowledge that failure by any of them to comply with the provisions of this Agreement regarding permitted use by such party of the other parties' name logo and servicemark, equipment, signs, materials, furnishings and supplies and items bearing such other party's name, logo or servicemark may result in damage to such other party for which monetary damages would be inadequate. The parties hereto therefore agree that they shall be entitled to specific performance of the other party's obligations pursuant to such provisions.

(c) The parties hereto shall not be liable to the other parties for special, indirect or consequential damages arising out of any breach of their obligations under this Agreement, other than their obligation to indemnify each other party pursuant to paragraph 9 of this Agreement. Remedies provided herein are not exclusive.

(d) Neither Subscriber nor Infinex shall hold itself out as an agent, joint venturer or partner of the other or of any of the subsidiaries or companies controlled directly or indirectly by or affiliated with the other.

(e) The captions of the paragraphs and subparagraphs of this Agreement shall not affect its interpretation.

(f) In the event that any court of competent jurisdiction declares invalid any provision of this Agreement, such invalidity shall have no effect on the other provisions hereof, which shall remain valid and binding and in full force and effect, and to that end the provisions of this Agreement shall be considered severable.

(g) This Agreement has been accepted by Infinex in, and shall be governed by and construed in accordance with the laws of, the State of Connecticut.

[Signature page follows]

IN WITNESS WHEREOF, Infinex and Subscriber have executed this Agreement on the dates indicated below.

INFINEX INVESTMENTS, INC.

By: Stephen Chamento [signature]
Name:
Title:

Name of Subscriber:

Portage Community Bank

By: Connie M. Bennett [signature]
Name: Connie M. Bennett
Title: Chief Operations Officer

Address of Subscriber for
notices hereunder:
Portage Community Bank
137 Bryn Mawr
Ravenna OH 44266

Attention: Connie Bennett

Address of Infinex for notices
hereunder:

Infinex Investments, Inc.
10 Waterside Dr.
Farmington, Connecticut 06032
Attention: President

SCHEDULE 1

Computation of Revenue Sharing Payments

Infinex shall make Revenue Sharing Payments to Subscriber in accordance with Section 7 of the Agreement in an amount equal to 80% of Net Commissions (as hereinafter defined). For purposes hereof, the term "*Net Commissions*" shall mean all commissions and investment advisory fees generated by Infinex with respect to securities and insurance transactions and investment advisory services which occur at or are attributable to the Infinex Centers operated at Subscriber's locations, including but not limited to 12b-1 and related fees received by Infinex, less all transaction costs payable by Infinex.

EXHIBIT NO. 6(c)

PORTAGE BANCSHARES, INC.

1997 STOCK INCENTIVE PLAN

Article I - Purpose of Plan

1.1 PURPOSE OF PLAN. The purpose of the Portage Bancshares, Inc. Stock Incentive Plan is to serve as a performance incentive and to encourage the ownership and capital growth of Portage Bancshares, Inc. stock by directors, officers, and other key employees of the Company and its subsidiaries so that the person to whom the option is granted may acquire a vested interest in the success of the Company, and to encourage such person to remain in the employ of the Company and its subsidiaries. This Plan shall consist of grants of Nonqualified Stock Options and this Agreement is intended to be an agreement concerning a stock option arrangement which is not qualified under Section 422 of the Internal Revenue Code of 1986, as amended.

Article II - Definitions

2.1 AWARD means Options granted hereunder.

2.2 BOARD means the Board of Directors of the Company. No member of the Board shall participate in any decision of the Board which directly or indirectly relates to the grant of stock options to such member or to an interpretation and/or decision regarding his or her own rights, benefits and/or obligations under this Plan. However, each board member shall be authorized to vote on the adoption of this Stock Incentive Plan, as well as its terms, conditions, and any amendments thereto.

2.3 BOOK VALUE means the book value for each share of the stock, determined by the corporation's accountant divided by the number of shares outstanding.

2.4 CODE means the Internal Revenue Code of 1986, as amended. Reference in this Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations promulgated thereunder.

2.5 COMPANY means Portage Bancshares, Inc. or any successors as described in Article X.

2.6 DATE OF DISABILITY means the date on which a Participant is classified as Disabled.

2.7 DIRECTOR means a member of the Board of Directors of the Company or any subsidiary of the Company.

2.8 DISABILITY or DISABLED means the classification of a Participant as "disabled" pursuant to a disability plan, if any, maintained by the Company or any of its subsidiaries, or a successor to such plan (or, if there is no such plan, as determined by the Company) provided the participant meets the requirements of Section 22 (e) (3) of the Code.

2.9 ELIGIBLE EMPLOYEE means any person employed by the Company or its subsidiaries on a full-time salaried basis who satisfies all of the requirements of Article VI.

2.10 PARTICIPANT means a Director, or Eligible Employee who has been granted an Award under this Plan.

2.11 PLAN means this Portage Bancshares, Inc. 1997 Stock Incentive Plan.

2.12 STOCK means the Common Stock of the Company without par value.

2.13 STOCK OPTION AGREEMENT means an agreement with respect to Options as described in Article VIII.

2.14 VESTED OPTION means, at any date, an Option which a Participant is then entitled to exercise pursuant to the terms of a Stock Option Agreement.

Article III - Effective Date and Duration

3.1 EFFECTIVE DATE. This Plan shall be effective as of October 1, 1997.

3.2 PERIOD FOR GRANTS OF AWARDS. Awards shall be made as provided herein for a period of ten (10) years after the initial effective date of the Plan, i.e., until September 30, 2007.

3.3 TERMINATION. This Plan shall be terminated as provided in Article XI, but shall continue in effect until all matters relating to the payment of Awards and the administration of the Plan have been settled.

Article IV - Administration

4.1 ADMINISTRATION. This Plan shall be administered by the Board. All questions of interpretation and application of this Plan, or of the terms and conditions pursuant to which Awards are granted, exercised, or forfeited under the provisions hereof, shall be subject to the determination of the Board; provided, however, that to the extent a question applies to an individual Board Member Participant, said Participant shall abstain from voting in accordance with Article II, Section 2.2 hereinabove. Such determination shall be final and binding upon all parties affected thereby. A majority vote of the members of the Board entitled to vote shall be required for all of its actions.

Article V - Grant of Awards

5.1 GRANTS OF AWARDS; NUMBER OF SHARES. The Board may, from time to time, grant Awards of Options to one or more Directors and/or Eligible Employees provided that:

(i) Subject to any adjustment pursuant to Article X or Article XI, the aggregate number of shares of Stock subject to Awards under this Plan may not exceed one hundred thousand (100,000) shares;

(ii) To the extent that an Award lapses or the rights of the Participant to whom it was granted terminate, or to the extent that the Award is canceled by mutual agreement of the Board and the Participant (which cancellation opportunities may be offered by the Board to Participants from time to time), any shares of Stock subject to such Award shall again be available for the grant of an Award hereunder.

(iii) Shares of Stock ceasing to be subject to an Award because of the exercise of an Option shall no longer be available for the grant of an Award hereunder;

(iv) Shares of Stock which are the subject of grants of Options under this Plan shall be set aside out of authorized but unissued shares of Stock not reserved for other purposes, and

(v) The Board may not grant Awards of options of more than 10% of the total outstanding shares of stock in any one year.

In determining the size of Awards, the Board may take into account a participant's responsibility level, performance potential, cash compensation level, the Fair Market Value of the stock at the time of the Awards, and such other considerations as it deems appropriate.

Article VI - Eligibility

6.1 ELIGIBLE INDIVIDUALS. Full-time salaried officers and other key employees of the Company (including officers or employees who are members of the Board), its subsidiaries and Directors of the Company and its subsidiaries shall be eligible to receive Awards under this Plan. Subject to the provisions of this Plan, the Board shall from time to time select from such eligible persons those to whom Awards shall be granted and determine the size of the Awards. A Participant may hold more than one Option at any one time. No Director, officer, or employee of the Company or its subsidiaries shall have any right to be granted an Award under this Plan solely because they hold such position. All Awards granted hereunder are granted in the sole and absolute discretion of the Board, as provided herein. Notwithstanding the foregoing, options shall not be granted to Directors who are not otherwise Eligible Employees during the first year of operations unless published Federal Deposit Insurance Corporation policy permits the same.

Article VII - Options

7.1 GRANTS OF OPTIONS. Awards shall be granted to Participants in the form of Options to purchase Stock.

7.2 BOARD LIMITATIONS AND COMPANY REPURCHASE OF OPTIONS. Grants of Options hereunder shall be subject to guidelines adopted by the Board with respect to the timing and size of such Options. In addition, the Board may, in its discretion, provide that an Option may not be exercised for any period or periods specified by the Board.

Article VIII - Terms and Conditions of Stock Option Agreements

8.1 STOCK OPTION AGREEMENTS. Awards shall be evidenced by Stock Option Agreements in such form as the Board shall, from time to time, approve. Such Stock Option Agreements, which need not be identical, shall comply with and be subject to the following terms and conditions.

(a) *Medium of Payment*. Upon exercise of the Option, the Option price shall be payable:

(i) in United States dollars in cash or by certified check, bank draft, or money order payable to the order of the Company; or

(ii) by delivering to the Company at its principal office certificates representing stock of the Company, duly endorsed for transfer to the Company, having an aggregate fair market value as of the date of exercise equal to the amount of the option price for the number of shares of stock with respect to which the option is then being exercised; or

(iii) by any combination of payments delivered pursuant to paragraphs 8.1(a)(i) and (a)(ii) above.

(b) *Number of Shares.* The Stock Option Agreement shall state the total number of shares to which it pertains.

(c) *Option Price*. The option price shall be set in the Board's sole and absolute discretion, however, the option price shall in no event be less than the higher of: (i) the initial offering price; (ii) the book value of such shares on the last day of the calendar year prior to the date of the granting of such option; or (iii) of the fair market value of the shares on the date of grant.

(d) *Term of Options*. Each Stock Option granted under this Plan shall expire not more than ten (10) years from the date the Option is granted.

(e) *Date of Exercise*. Except for such limitations as may be provided by the Board in its discretion pursuant to Article VII, any Vested Option may be exercised in whole or in part (subject to Section 8.1(h)) at any time during its term.

(f) *Forfeiture or Exercise of Option*. Except as otherwise provided in any written agreement with the Participant, if a Participant ceases to be an Eligible Employee, or ceases to be on the Board of the Company, prior to exercise of the Participant's Options such Options shall be forfeited or be exercised as follows:

(i) *Termination of Employment or Director Status*. In the event of a Participant's termination of employment or termination of director status, the Participant shall have the right to exercise his or her Options within three (3) months (or such shorter period as the Code or the terms of the particular Options may require) of such termination date.

(ii) *Retirement*. In the event of a Participant's Retirement, the participant shall have the right to exercise his or her Options (which shall become Vested Options as of the Participant's Retirement Date) within three (3) months (or such shorter period as the Code or the terms of the particular Options may require) of the Participant's Retirement Date.

(iii) *Disability*. Upon the Disability of a Participant, the Participant's Options (which shall become Vested Options as of the Participant's Date of Disability) shall be exercisable within three (3) months (or such shorter period as the Code or the terms of the particular Options may require) of the Participant's Date of Disability.

(iv) *Death*. If a Participant dies prior to the exercise or expiration of the Participant's Options, such Options shall become vested Options upon the Participant's death and the Participant's estate, personal representatives, or beneficiary (as applicable) shall have the right to exercise such Options within three (3) months of the date of the appointment of the Executor or Administrator for such decedent's estate (or such earlier period as the terms of the particular Options may require).

Notwithstanding the foregoing, in the event of the termination of employment or director status of a Participant, at the sole discretion of the Board, and on a case-by-case basis, the Board may extend the three (3) month expiration period after the termination, retirement, disability or death of the Participant up to the full term of the particular option.

(g) *Agreement as to Sale of Securities*. If, at the time of the exercise of any Option for shares of Stock, in the opinion of counsel for the Company, it is necessary or desirable, in order to comply with any applicable laws or regulations relating to the sale of securities, that the Participant exercising the Option shall agree to purchase the shares that are subject to the Option for investment only and not with any present intention to resell the same and that the Participant will dispose of such shares only in compliance with such laws and regulations, the Participant will, upon the request of the Company, execute and deliver to the Company an agreement to such effect. The Participant or his or her personal representative or administrator, as the case may be, shall agree to comply with the right of first refusal and other provisions of his or her Stock Option Agreement and to become a party to any Shareholder's Agreement in effect among the Company and its stockholders.

(h) *Minimum Number of Shares.* The minimum number of shares with respect to which an individual Option granted hereunder may be exercised at any one time shall be 500 shares, unless the number is the total number at the time available for exercise under the Award.

(i) *Required Amendments*. Each Award shall be subject to any provision necessary to ensure compliance with federal and state securities laws.

(j) *Limitation of Participant Rights*. A Participant shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to such Option unless and until the Option shall have been exercised pursuant to the terms thereof, the Company shall have issued and delivered the shares to the Participant, and the Participant's name shall have been entered as a stockholder of record on the books of the Company. Thereafter, the Participant shall have full voting, dividend, and other ownership rights with respect to such shares of Stock.

Article IX - Changes in Capital Structure

9.1 CAPITAL STRUCTURE CHANGES

(a) If the outstanding shares of the Company's Stock as a whole are increased, decreased, changed into, or exchanged for a different number or kind of shares or securities of the Company, whether through merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split, combination of shares, exchange of shares, change in corporate structure, or the like, an appropriate and proportionate adjustment shall be made in the number and kinds of shares subject to the Plan and in the number, kinds, and per share exercise price of shares subject to unexercised Options or portions thereof granted prior to any such change. Any such adjustment in an outstanding Option, however, shall be made without a change in the total price applicable to the unexercised portion of the Option but with a corresponding adjustment in the price for each share of Stock covered by the Option.

(b) Upon dissolution or liquidation of the Company, or upon a reorganization, merger, or consolidation in which the Company is not the surviving corporation, or upon the sale of substantially all of the assets of the Company to another corporation, the Plan and the Options issued thereunder shall terminate, unless provision is made in connection with such transaction for the assumption of Options theretofore granted, or the substitution for such Options of new options of the successor employer corporation or a parent or subsidiary thereof, with appropriate adjustment as to the number and kinds of shares and the per share exercise prices. In the event of such termination, all outstanding Options shall be exercisable in full for a period of thirty (30) days prior to the termination date whether or not otherwise exercisable during such period (or such shorter period as the terms of the particular options may require).

(c) In the event of a change in the Stock which is limited to a change in the designation thereof to "capital stock" or other similar designation, or in no par value to par value, without increase or decrease in the number of issued shares, the shares resulting from any such change shall be deemed to be Stock within the meaning of this Plan.

(d) Adjustments under this Section shall be made by the Board, whose determination as to what adjustment shall be made, and the extent thereof, shall be conclusive. The Board shall have the discretion and power in any such event to determine and to make effective provision for the acceleration of time during which the Option may be exercised, notwithstanding the provisions of the Option setting forth the date or dates on which it may be exercised. No fractional shares of Stock shall be issued under the Plan on account of any adjustment specified above.

Article X - Company Successors

10.1 IN GENERAL. If the Company shall be the surviving or resulting corporation in any merger, sale of assets or sale of stock, consolidation, or corporate reorganization (including a reorganization in which the holders of Stock receive securities of another corporation), any Award granted hereunder shall pertain to and apply to the securities to which a holder of Stock would have been entitled. The Board shall make such appropriate determinations and adjustments as it deems necessary so as to substantially preserve the rights and benefits, both as to number of shares and otherwise, of Participants under this Plan.

Article XI - Amendment or Termination of Plan

11.1 AMENDMENTS AND TERMINATION. The Plan shall terminate on the tenth (10th) anniversary of the initial effective date of the Plan (i.e. on September 30, 2007) and, in addition, the Board may at any time and from time to time alter, amend, suspend, or terminate this Plan in whole or in part, except (i) without such stockholder approval as may be required by law and the Company's charter, no such action may be taken which changes the minimum Option price, increases the maximum term of Options, materially increases the benefits accruing to Participants hereunder, materially increases the number of securities which may be issued pursuant to this Plan (except as provided in Article IX), extends the period for granting Awards hereunder, or materially modifies the requirements as to eligibility for participation hereunder, and (ii) without the consent of the Participant to whom any Award shall theretofore have been granted, no such action may be taken which adversely affects the rights of such Participant concerning such Award, except as such termination or amendment of this Plan is required by statute, or rules and regulations promulgated thereunder, or as otherwise permitted hereunder.

Article XII - Miscellaneous Provisions

12.1 NONTRANSFERABILITY. Except by the laws of descent and distribution, no benefit provided hereunder shall be subject to alienation, assignment, or transfer by a Participant (or by any person entitled to such benefit pursuant to the terms of this Plan), nor shall it be subject to attachment or other legal process of whatever nature, and any attempted alienation, assignment, attachment, or transfer shall be void and of no effect whatsoever, and upon any such attempt, the benefit shall terminate and be of no force or effect. During a Participant's lifetime, Options granted to the Participant shall be exercisable only by the Participant. Shares of Stock shall be delivered only into the hands of the Participant entitled to receive the same or into the hands of the Participant's authorized legal representative.

12.2 NO EMPLOYMENT RIGHT. Neither this Plan nor any action taken hereunder shall be construed as giving any right to any Participant to be retained as a director, officer, or employee of the Company or its subsidiaries.

12.3 TAX WITHHOLDING. A Participant exercising a Stock option hereunder may be required to pay the Company or its subsidiary an amount required to be withheld for any federal, state, local, or employment taxes which the Company deems are required by law to be withheld with respect to the exercise of such Stock Option. At the request of a Participant, or as required by law, such sums as may be required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same.

12.4 ACCELERATION. Except as otherwise provided hereunder, the Board may in its discretion accelerate the time at which an Option granted hereunder may be exercised. In addition, outstanding Options are subject to acceleration or cancellation at any time pursuant to applicable regulatory standards.

12.5 FRACTIONAL SHARES. Any fractional shares concerning Awards shall be eliminated at the time of payment or payout by rounding down for fractions of less than one half (½) and rounding up for fractions of equal to or more than one half (½). No cash settlements shall be made with respect to fractional shares eliminated by rounding.

12.6 GOVERNMENT AND OTHER REGULATIONS. The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by any government agencies as may be deemed necessary or appropriate by the Board. If Stock awarded hereunder may in certain circumstances be exempt from registration under the Securities Act of 1933 and Section 1707 of the Ohio Revised Code, the Company may restrict its transfer in such manner as it deems advisable to ensure such exempt status.

12.7 INDEMNIFICATION. Each person who is or at any time serves as a member of the Board shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which such person may be a party or in which such person may be involved by reason of any action or failure to act under this Plan; and (ii) any and all amounts paid by such person in satisfaction of judgment in any such action, suit, or proceeding relating to the Plan. Each person covered by this indemnification shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend the same on such person's own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the charter or regulations of the Company, as a matter of law, or otherwise, or any power that the Company may have to indemnify such person or hold such person harmless.

12.8 RELIANCE ON REPORTS. Each member of the Board shall be fully justified in relying or acting in good faith upon any report made by the independent public accountants of the Company, and upon any other information furnished in connection with this Plan. In no event shall any person who is or shall have been a member of the Board be liable for any determination made or other action taken or any omission to act in reliance upon any such report or information, or for any action taken, including the furnishing of information, or failure to act, if in good faith.

12.9 GOVERNING LAW. All matters relating to this Plan or to Awards granted hereunder shall be governed by the laws of the State of Ohio, without regard to the principles of conflict of laws thereof, except to the extent preempted by the laws of the United States.

12.10 RELATIONSHIP TO OTHER BENEFITS. No payment under this Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, or group insurance plan of the Company or its subsidiaries.

12.11 EXPENSES. The expenses of implementing and administering this Plan shall be borne by the Company.

12.12 TITLES AND HEADINGS. The titles and headings of the Articles and Sections in this Plan are for convenience of reference only, and in the event of any conflict, the text of this Plan, rather than such titles or headings, shall control.

12.13 USE OF PROCEEDS. Proceeds from the sale of Stock pursuant to Options granted under the Plan shall constitute general funds of the Company.

12.14 NONEXCLUSIVITY OF PLAN. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be applicable either generally or only in specific cases.

g:\tbb\doug\portage\planorg.6-1

Revised: June 1, 1998

APPENDIX "A"

PORTAGE BANCSHARES, INC.

2004 STOCK INCENTIVE PLAN

Effective June 23, 2004, as amended and restated June 20, 2006

Article I - Purpose of Plan

1.1 PURPOSE OF PLAN. The purpose of the Portage Bancshares, Inc. Stock Incentive Plan is to serve as a performance incentive and to encourage the ownership and capital growth of Portage Bancshares, Inc. stock by directors, officers, and other key employees of the Company and its subsidiaries so that the person to whom the Award is granted may acquire a vested interest in the success of the Company, and to encourage such person to remain in the employ of the Company and its subsidiaries. This Plan shall consist of grants of Incentive Stock Options, Nonqualified Stock Options and Restricted Stock.

Article II - Definitions

2.1 AWARD means any Option or share of Restricted Stock granted hereunder.

2.2 BOARD means the Board of Directors of the Company. No member of the Board shall participate in any decision of the Board which directly or indirectly relates to the grant of Awards to such member or to an interpretation and/or decision regarding his or her own rights, benefits and/or obligations under this Plan. However, each Board member shall be authorized to vote on the adoption of this Stock Incentive Plan, as well as its terms, conditions, and any amendments thereto.

2.3 BOOK VALUE means the book value for each share of the Stock, determined by the corporation's accountant divided by the number of shares outstanding.

2.4 CODE means the Internal Revenue Code of 1986, as amended. Reference in this Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations promulgated thereunder.

2.5 COMPANY means Portage Bancshares, Inc. or any successors as described in Article XI.

2.6 DATE OF DISABILITY means the date on which a Participant is classified as Disabled.

2.7 DIRECTOR means a member of the Board of Directors of the Company or any subsidiary of the Company.

2.8 DISABILITY or DISABLED means the classification of a Participant as "disabled" pursuant to a disability plan, if any, maintained by the Company or any of its subsidiaries, or a successor to such plan (or, if there is no such plan, as determined by the Company) provided the Participant meets the requirements of Section 22 (e) (3) of the Code.

2.9 ELIGIBLE EMPLOYEE means any person employed by the Company or its subsidiaries on a full-time salaried basis who satisfies all of the requirements of Article VI.

2.10 FAIR MARKET VALUE means the value of one share of Stock on any relevant date, determined under the following rules:

(i) If the Stock is traded on an exchange, the reported "closing price" on the relevant date, if it is a trading day, otherwise on the next trading day;

(ii) If the Stock is traded over-the-counter with no reported closing price, the mean between the highest bid and the lowest asked prices on that quotation system on the relevant date, if it is a trading day, otherwise on the next trading day; or

(iii) If neither subsections (i) or (ii) of this definition apply, the fair market value as determined by the Committee in good faith and consistent with any applicable provisions under the Code.

2.11 INCENTIVE STOCK OPTION means an Option that, on the grant date, meets the conditions imposed under Code §422 and is not subsequently modified in a manner inconsistent with Code §422. Incentive Stock Options may be granted only to Eligible Employees. No provision of the Plan relating to Incentive Stock Options will be interpreted, amended or altered, nor will any discretion or authority granted under the Plan be exercised, in a manner that is inconsistent with Code §422.

2.12 NONQUALIFIED STOCK OPTION means any Option that is not an Incentive Stock Option.

2.13 OPTION means an Award that may be either (i) an Incentive Stock Option or (ii) a Nonqualified Stock Option.

2.14 PARTICIPANT means a Director or Eligible Employee who has been granted an Award under this Plan.

2.15 PLAN means this Portage Bancshares, Inc. 2004 Stock Incentive Plan.

2.16 RESTRICTED STOCK means shares of Stock issued on the Award's grant date which are subject to specified restrictions on transferability and forfeitability. Any restrictions on transferability and forfeitability will lapse at the end of the associated Restriction Period only if the terms and conditions specified in the Plan and the associated Restricted Stock Agreement are met during the Restriction Period. However, Restricted Stock will be forfeited to the extent that applicable terms and conditions have not been met before the end of the Restriction Period.

2.17 RESTRICTED STOCK AGREEMENT means an agreement with respect to Restricted Stock as described in Article IX.

2.18 RESTRICTION PERIOD means the period over which the Board will determine if a Participant has met conditions placed on Restricted Stock.

2.19 STOCK means the Common Stock of the Company without par value.

2.20 STOCK OPTION AGREEMENT means an agreement with respect to Options as described in Article VIII.

2.21 VESTED OPTION means, at any date, an Option which a Participant is then entitled to exercise pursuant to the terms of a Stock Option Agreement.

Article III - Effective Date and Duration

3.1 EFFECTIVE DATE. This Plan shall be effective as of June 23, 2004, amended and restated as of June 20, 2006.

3.2 PERIOD FOR GRANTS OF AWARDS. Awards shall be made as provided herein for a period of ten (10) years from June 23, 2004, the initial effective date of the Plan (i.e., until June 22, 2014).

3.3 TERMINATION. This Plan shall be terminated as provided in Article XII, but shall continue in effect until all matters relating to the payment of Awards and the administration of the Plan have been settled.

Article IV - Administration

4.1 ADMINISTRATION. This Plan shall be administered by the Board. All questions of interpretation and application of this Plan, or of the terms and conditions pursuant to which Awards are granted, exercised, or forfeited under the provisions hereof, shall be subject to the determination of the Board; provided, however, that to the extent a question applies to an individual Board member Participant, said Participant shall abstain from voting in accordance with Article II, Section 2.2 hereinabove. Such determination shall be final and binding upon all parties affected thereby. A majority vote of the members of the Board entitled to vote shall be required for all of its actions.

Article V - Grant of Awards

5.1 GRANTS OF AWARDS; NUMBER OF SHARES. The Board may, from time to time, grant Awards of Options and Restricted Stock to one or more Directors and/or Eligible Employees provided that:

(i) Subject to any adjustment pursuant to Article XI or Article XII, the aggregate number of shares of Stock subject to Awards under this Plan may not exceed one hundred thousand (100,000) shares and, of the aggregate number of authorized shares of Stock subject to Awards under this Plan, up to **50,000** may be issued subject to Incentive Stock Options;

(ii) To the extent that an Award lapses or the rights of the Participant to whom it was granted terminate, or to the extent that the Award is canceled by mutual agreement of the Board and the Participant (which cancellation opportunities may be offered by the Board to Participants from time to time), any shares of Stock subject to such Award shall again be available for the grant of an Award hereunder;

(iii) Shares of Stock ceasing to be subject to an Award because of the exercise of an Option or the settlement of Restricted Stock shall no longer be available for the grant of an Award hereunder;

(iv) Shares of Stock which are the subject of grants of Awards under this Plan shall be set aside out of authorized but unissued shares of Stock not reserved for other purposes; and

(v) The Board may not grant Awards of Options of more than 10% of the total issued and outstanding shares of Stock of the Company in any one year; and

(vi) The aggregate Fair Market Value of the shares of Stock (determined as of the grant date) with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all option plans of the Company and any subsidiary) may not be greater than $100,000 (or other amount specified in Code §422(d)), as calculated under Code §422.

In determining the size of Awards, the Board may take into account a Participant's responsibility level, performance potential, cash compensation level, the Fair Market Value of the Stock at the time of the Awards, and such other considerations as it deems appropriate.

Article VI - Eligibility

6.1 ELIGIBLE INDIVIDUALS. Full-time salaried officers and other key employees of the Company (including officers or employees who are members of the Board), its subsidiaries and Directors of the Company and its subsidiaries shall be eligible to receive Awards under this Plan. Subject to the provisions of this Plan, the Board shall from time to time select from such eligible persons those to whom Awards shall be granted and determine the size of the Awards. A Participant may hold more than one Award at any one time. No Director, officer, or employee of the Company or its subsidiaries shall have any right to be granted an

Award under this Plan solely because they hold such position. All Awards granted hereunder are granted in the sole and absolute discretion of the Board, as provided herein.

Article VII - Options

7.1 GRANTS OF OPTIONS. Nonqualified Stock Options may be granted to any Participant. However, Incentive Stock Options may be granted only to Eligible Employees.

7.2 BOARD LIMITATIONS AND COMPANY REPURCHASE OF OPTIONS. Grants of Options hereunder shall be subject to guidelines adopted by the Board with respect to the timing and size of such Options. In addition, the Board may, in its discretion, provide that an Option may not be exercised for any period or periods specified by the Board.

Article VIII - Terms and Conditions of

Stock Option Agreements

8.1 STOCK OPTION AGREEMENTS. Awards of Options shall be evidenced by Stock Option Agreements in such form as the Board shall, from time to time, approve and which will specify whether the Award is a Nonqualified Stock Option or an Incentive Stock Option. Such Stock Option Agreements, which need not be identical, shall comply with and be subject to the following terms and conditions.

(a) ***Medium of Payment***. Upon exercise of the Option, the Option price shall be payable:

(i) in United States dollars in cash or by certified check, bank draft, or money order payable to the order of the Company; or

(ii) by delivering to the Company at its principal office certificates representing Stock of the Company owned for at least six (6) months, duly endorsed for transfer to the Company, having an aggregate Fair Market Value as of the date of exercise equal to the amount of the option price for the number of shares of Stock with respect to which the option is then being exercised; or

(iii) by any combination of payments delivered pursuant to paragraphs 8.1(a)(i) and (a)(ii) above.

(b) ***Number of Shares.*** The Stock Option Agreement shall state the total number of shares of Stock to which it pertains.

(c) ***Option Price.*** The Option price shall be set in the Board's sole and absolute discretion, however, the Option price shall in no event be less than the higher of: (i) the Book Value of such shares on the last day of the calendar year prior to the date of the granting of such Option; or (ii) 100% of the Fair Market Value of the shares on the date of grant (or 110 percent of the Fair Market Value of the shares on the date of grant in the case of a 10% Owner). A "10% Owner" is any Eligible Employee who, at the time an Incentive Stock Option is granted, owns (or is treated as owning) (as defined in Code §424(d)) more than ten percent of the total combined voting power of all classes of Stock of the Company or of any subsidiary corporation as defined under Code §424(f).

(d) ***Term of Options.*** Except as otherwise provided in subpart (f) hereof, each Stock Option granted under this Plan shall expire not more than ten (10) years from the date the Option is granted (or the fifth anniversary of its grant date in the case of an Incentive Stock Option granted to a 10%

Owner). Also, each Incentive Stock Option must be granted within ten (10) years from June 23, 2004.

(e) ***Date of Exercise.*** Except for such limitations as may be provided by the Board in its discretion pursuant to Article VII, any Vested Option may be exercised in whole or in part (subject to Section 8.1(h)) at any time during its term.

(f) ***Forfeiture or Exercise of Option.*** Except as otherwise provided in any written agreement with the Participant, if a Participant ceases to be an Eligible Employee, or ceases to be on the Board of the Company, prior to exercise of the Participant's Options such Options shall be forfeited or be exercised as follows:

(i) ***Termination of Employment or Director Status.*** In the event of a Participant's termination of employment or termination of director status, the Participant shall have the right to exercise his or her Options within three (3) months (or such shorter period as the Code or terms of the particular Options may require) of such termination date.

(ii) ***Retirement.*** In the event of a Participant's retirement, the Participant shall have the right to exercise his or her Options (which shall become Vested Options as of the Participant's date of retirement) within three (3) months (or such shorter period as the Code or the terms of the particular Options may require) of the Participant's date of retirement.

(iii) ***Disability.*** Upon the Disability of a Participant, the Participant's Options (which shall become Vested Options as of the Participant's Date of Disability) shall be exercisable within one (1) year (or such shorter period as the Code or the terms of the particular Options may require) of the Participant's Date of Disability.

(iv) ***Death.*** If a Participant dies prior to the exercise or expiration of the Participant's Options, such Options shall become vested Options upon the Participant's death and the Participant's estate, personal representatives, or beneficiary (as applicable) shall have the right to exercise such Options within one (1) year of the date of the appointment of the Executor or Administrator for such decedent's estate (or such earlier period as the terms of the particular Options may require).

(g) ***Agreement as to Sale of Securities.*** If, at the time of the exercise of any Option for shares of Stock, in the opinion of counsel for the Company, it is necessary or desirable, in order to comply with any applicable laws or regulations relating to the sale of securities, that the Participant exercising the Option shall agree to purchase the shares that are subject to the Option for investment only and not with any present intention to resell the same and that the Participant will dispose of such shares only in compliance with such laws and regulations, the Participant will, upon the request of the Company, execute and deliver to the Company an agreement to such effect. The Participant or his or her personal representative or administrator, as the case may be, shall agree to comply with the right of first refusal and other provisions of his or her Stock Option Agreement and to become a party to any Shareholder's Agreement in effect among the Company and its stockholders.

(h) ***Minimum Number of Shares.*** The minimum number of shares with respect to which an individual Option granted hereunder may be exercised at any one time shall be 500 shares, unless the number is the total number at the time available for exercise under the Award.

(i) ***Required Amendments.*** Each Award shall be subject to any provision necessary to ensure compliance with federal and state securities laws.

(j) ***Limitation of Participant Rights.*** A Participant shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to such Option unless and until the Option shall have been exercised pursuant to the terms thereof, the Company shall have issued and delivered the shares to the Participant, and the Participant's name shall have been entered as a stockholder of record on the books of the Company. Thereafter, the Participant shall have full voting, dividend, and other ownership rights with respect to such shares of Stock.

Article IX – Restricted Stock

9.1 GRANTS OF RESTRICTED STOCK. Restricted Stock may be granted to any Participant. The Restricted Stock Agreement associated with each Restricted Stock grant will describe the terms and conditions that must be met during the Restriction Period if the Award is to be earned and settled and any other terms and conditions affecting the Restricted Stock.

9.2 BOARD LIMITATIONS AND COMPANY REPURCHASE OF RESTRICTED STOCK. Grants of Restricted Stock hereunder shall be subject to guidelines adopted by the Board with respect to the timing and size of such Awards. In addition, the Board may, in its discretion, provide that an Award may not be earned or settled for any period or periods specified by the Board.

9.3 EARNING RESTRICTED STOCK. Restricted Stock will be held by the Company as escrow agent and will be:

(a) Forfeited, if the applicable terms and conditions of the Restricted Stock Agreement have not been met; or

(b) Released from escrow and distributed to the Participant as soon as administratively feasible after the last day of the Restriction Period, if the applicable terms and conditions of the Restricted Stock Agreement have been met.

Any fractional share of Restricted Stock will be settled in accordance with Section 13.5 hereof.

9.4 RIGHTS ASSOCIATED WITH RESTRICTED STOCK, During the Restriction Period and unless otherwise specified in the associated Restricted Stock Agreement, each Participant to whom Restricted Stock has been issued:

(a) May exercise full voting rights associated with that Restricted Stock; and

(b) Will be entitled to receive all dividends and other distributions paid with respect to that Restricted Stock, although any dividends or other distributions paid in shares of Stock will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were issued.

9.5 TERMS AND CONDITIONS OF RESTRICTED STOCK AGREEMENTS. Restricted Stock Awards shall be evidenced by Restricted Stock Agreements in such form as the Board shall, from time to time, approve. Such Restricted Stock Agreements need not be identical and will address the number of shares of Stock to which it pertains, the term of the Restriction Period, the terms and conditions that the Restricted Stock is subject to during the Restriction Period, the effect of termination of employment or termination of Director status, retirement, Disability, or death on the Restricted Stock Award, the means of settling the Award, and any other terms the Board, in its discretion, deems necessary or advisable. All Restricted Stock Awards shall be administered consistent with their individual Restricted Stock Agreements.

Article X - Changes in Capital Structure

10.1 CAPITAL STRUCTURE CHANGES

(a) If the outstanding shares of the Company's Stock as a whole are increased, decreased, changed into, or exchanged for a different number or kind of shares or securities of the Company, whether through merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split, combination of shares, exchange of shares, change in corporate structure, or the like, an appropriate and proportionate adjustment shall be made in the number and kinds of shares subject to the Plan and in the number, kinds, and per share exercise price of shares subject to unexercised Options or portions thereof granted prior to any such change and as needed to outstanding Restricted Stock Awards. Any such adjustment in an outstanding Option, however, shall be made without a change in the total price applicable to the unexercised portion of the Option but with a corresponding adjustment in the price for each share of Stock covered by the Option.

(b) Upon dissolution or liquidation of the Company, or upon a reorganization, merger, or consolidation in which the Company is not the surviving corporation, or upon the sale of substantially all of the assets of the Company to another corporation, the Plan and the Awards issued thereunder shall terminate, unless provision is made in connection with such transaction for the assumption of Awards theretofore granted, or the substitution for such Awards of new awards of the successor employer corporation or a parent or subsidiary thereof, with appropriate adjustment as to the number and kinds of shares and the per share exercise prices. In the event of such termination, all outstanding Options shall be exercisable in full for a period of thirty (30) days prior to the termination date, whether or not otherwise exercisable during such period (or such shorter period as the terms of the particular options may require), after which all rights thereunder shall terminate and all outstanding shares of Restricted Stock shall be administered in accordance with each associated Restricted Stock Agreement.

(c) In the event of a change in the Stock which is limited to a change in the designation thereof to "capital stock" or other similar designation, or in no par value to par value, without increase or decrease in the number of issued shares, the shares resulting from any such change shall be deemed to be Stock within the meaning of this Plan.

(d) Adjustments under this Section shall be made by the Board, whose determination as to what adjustment shall be made, and the extent thereof, shall be conclusive. The Board shall have the discretion and power in any such event to determine and to make effective provisions for the acceleration of time during which the Option may be exercised, notwithstanding the provisions of the Option setting forth the date or dates on which it may be exercised. Fractional shares of Stock resulting from any adjustment specified above shall be treated in accordance with Section 13.5 hereof.

Article XI - Company Successors

11.1 IN GENERAL. If the Company shall be the surviving or resulting corporation in any merger, sale of assets or sale of stock, consolidation, or corporate reorganization (including a reorganization in which the holders of Stock receive securities of another corporation), any Award granted hereunder shall pertain to and apply to the securities to which a holder of Stock would have been entitled. The Board shall make such appropriate determinations and adjustments as it deems necessary so as to substantially preserve the rights and benefits, both as to number of shares and otherwise, of Participants under this Plan.

Article XII - Amendment or Termination of Plan

12.1 AMENDMENTS AND TERMINATION. The Plan shall terminate on the tenth (10th) anniversary of the initial effective date of the Plan (i.e., on June 22, 2014) and, in addition, the Board may at any time and from time to time alter, amend, suspend, or terminate this Plan in whole or in part, except (i) without such stockholder approval as may be required by law and the Company's charter, no such action may be taken which changes the minimum Option price, increases the maximum term of Options, materially increases the benefits accruing to Participants hereunder, materially increases the number of securities which may be issued pursuant to this Plan (except as provided in Article X), extends the period for granting Awards hereunder, or materially modifies the requirements as to eligibility for participation hereunder and (ii) without the consent of the Participant to whom any Award shall theretofore have been granted, no such action may be taken which adversely affects the rights of such Participant concerning such Award except as such termination or amendment of this Plan is required by statute, or rules and regulations promulgated thereunder, or as otherwise permitted hereunder.

Article XIII - Miscellaneous Provisions

13.1 NONTRANSFERABILITY. Except by the laws of descent and distribution, no benefit provided hereunder shall be subject to alienation, assignment or transfer by a Participant (or by any person entitled to such benefit pursuant to the terms of this Plan), nor shall it be subject to attachment or other legal process of whatever nature, and any attempted alienation, assignment, attachment, or transfer shall be void and of no effect whatsoever, and upon any such attempt, the benefit shall terminate and be of no force or effect. During a Participant's lifetime, Options granted to the Participant shall be exercisable only by the Participant. Shares of Stock and Shares of Restricted Stock shall be delivered only into the hands of the Participant entitled to receive the same or into the hands of the Participant's authorized legal representative.

13.2 NO EMPLOYMENT RIGHT. Neither this Plan nor any action taken hereunder shall be construed as giving any right to any Participant to be retained as a Director, officer, or employee of the Company or its subsidiaries.

13.3 TAX WITHHOLDING. A Participant exercising an Award hereunder may be required to pay the Company or its subsidiary an amount required to be withheld for any federal, state, local, or employment taxes which the Company deems are required by law to be withheld with respect to the exercise of such Award. At the request of a Participant, or as required by law, such sums as may be required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same, or the Participant may tender shares of Stock in lieu thereof.

13.4 ACCELERATION. Except as otherwise provided hereunder, the Board may in its discretion accelerate the time at which an Option granted hereunder may be exercised. In addition, outstanding Awards are subject to acceleration or cancellation at any time pursuant to applicable regulatory standards.

13.5 FRACTIONAL SHARES. Any fractional shares concerning Awards shall be eliminated at the time of payment or payout by rounding down for fractions of less than one half (1/2) and rounding up for fractions of equal to or more than one half (1/2). No cash settlements shall be made with respect to fractional shares eliminated by rounding.

13.6 GOVERNMENT AND OTHER REGULATIONS. The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by any government agencies as may be deemed necessary or appropriate by the Board. If Stock awarded hereunder may in certain circumstances be exempt from registration under the Securities Act of 1933 and Section 1707 of the Ohio Revised Code, the Company may restrict its transfer in such manner as it deems advisable to ensure such exempt status.

13.7 INDEMNIFICATION. Each person who is or at any time serves as a member of the Board shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which such person may be a party or in which such person may be involved by reason of any action or failure to act under this Plan; and (ii) any and all amounts paid by such person in satisfaction of judgment in any such action, suit, or proceeding relating to the Plan. Each person covered by this indemnification shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend the same on such person's own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the charter or regulations of the Company, as a matter of law, or otherwise, or any power that the Company may have to indemnify such person or hold such person harmless.

13.8 RELIANCE ON REPORTS. Each member of the Board shall be fully justified in relying or acting in good faith upon any report made by the independent public accountants of the Company, and upon any other information furnished in connection with this Plan. In no event shall any person who is or shall have been a member of the Board be liable for any determination made or other action taken or any omission to act in reliance upon any such report or information, or for any action taken, including the furnishing of information, or failure to act, if in good faith.

13.9 GOVERNING LAW. All matters relating to this Plan or to Awards granted hereunder shall be governed by the laws of the State of Ohio, without regard to the principles of conflict of laws thereof, except to the extent preempted by the laws of the United States.

13.10 RELATIONSHIP TO OTHER BENEFITS. No payment under this Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, or group insurance plan of the Company or its subsidiaries.

13.11 EXPENSES. The expenses of implementing and administering this Plan shall be borne by the Company.

13.12 TITLES AND HEADINGS. The titles and headings of the Articles and Sections in this Plan are for convenience of reference only, and in the event of any conflict, the text of this Plan, rather than such titles or headings, shall control.

13.13 USE OF PROCEEDS. Proceeds from the sale of Stock pursuant to Awards granted under the Plan shall constitute general funds of the Company.

13.14 NONEXCLUSIVITY OF PLAN. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be applicable either generally or only in specific cases.

PORTAGE BANCSHARES, INC.

STOCK OPTION AGREEMENT

THIS AGREEMENT, is entered into this 22nd day of December, 2005, but effective as of November 16, 2005 (the "effective date") between PORTAGE BANCSHARES, INC. (the "Company") and [redacted] whose address is [redacted] (the Optionee").

WHEREAS, the Optionee is now affiliated with the Company as an employee and/or director and the Company desires to have the Optionee continue to be so affiliated and to afford the Optionee the opportunity to acquire stock ownership in the Company so that the Optionee may have a direct proprietary interest in the Company's success; and

WHEREAS, the Company and its Stockholders have approved the Portage Bancshares, Inc. 2004 Stock Incentive Plan (the "Plan") pursuant to which the Company may, from time to time, enter into stock option agreements with certain of its Eligible Employees or Directors, as therein defined ("Employees and Directors").

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby mutually covenant and agree as follows:

1. GRANT OF OPTION

(a) Subject to the terms and conditions set forth herein, the Company hereby grants to the Optionee, during the period commencing on the effective date of this Agreement and ending on the date specified in Section 4 (the "Option Period"), Nonqualified Stock Options to purchase from the Company, at a price of [redacted] per share, up to but not exceeding in the aggregate [redacted] shares of the Company's Common Stock, without par value ("Stock"), such number being subject to adjustment as provided in the Plan.

2. VESTING AND EXERCISE OF OPTION

Subject to such other limitations as may be provided by the Board (as defined in the Plan), the Options granted in Section 1 of this Agreement may be exercised as follows:

(a) This option will be 100% vested effective immediately (November 16, 2005).

(b) Optionee must purchase at least 500 shares of Stock of the Company at each exercise, unless the vested amount available for purchase is less.

(c) In no event shall any Option granted hereby be exercisable for a fractional share.

3. <u>METHOD OF EXERCISING OPTION AND PAYMENT OF OPTION PRICE.</u>

(a) The option hereby granted shall be exercised by the Optionee by delivering to the Secretary of the Company, from time to time, on any business day (the "Exercise Date"), written notice (the "Notice") specifying that the Optionee then desires to purchase a specified number of shares, which shall be paid for in cash, certified check, bank draft, or money order payable to the order of the Company for an amount in United States Dollars equal to the option price for the number of shares specified in the Notice (the "Total Option Price"). The Total Option Price shall be delivered to the Secretary of the company not later than the end of the first business day after the Exercise Date.

(b) The Notice, at the option of the Company, shall also state the following:

> I hereby represent and warrant that I am purchasing these shares solely with a view to bona fide investment for my own individual account not with any present intention to resell the same. I further represent and warrant that I will dispose of said shares only in compliance with the Plan and the

applicable federal and state laws or regulations relating to the sale of securities

(c) Within five (5) business days after the Exercise Date, the Company shall, subject to the receipt of withholding tax, if any, issue to the Optionee the number of shares with respect to which such Option shall be so exercised, and shall deliver to the Optionee (as defined in the Plan) a certificate (or certificates) therefore. The certificate shall bear the following legends, if applicable:

(i) "THIS COMMON STOCK HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAW AND MAY BE OFFERED, SOLD, OR TRANSFERRED ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE ACT OR APPLICABLE STATE SECURITIES LAW OR IF THE PROVISIONS OF RULE 144(K) UNDER THE ACT ARE APPLICABLE OR IF IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

(ii) "THE COMMON STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AND RIGHTS OF PURCHASE AND CERTAIN OTHER REQUIREMENTS WHICH ARE FULLY SET FORTH IN AN AGREEMENT BETWEEN THE SHAREHOLDER AND THE COMPANY AND, IF ANY, IN THE SHAREHOLDERS' AGREEMENT AMONG THE COMPANY AND ITS SHAREHOLDERS. ANY SUCH TRANSFER OR ACQUISITION IN VIOLATION OF SUCH AGREEMENT(S) IS NULL AND VOID AND SUCH AGREEMENT(S) ARE AUTOMATICALLY BINDING ON ANY PERSON WHO ACQUIRES THE SHARES. COPIES OF THE AGREEMENT(S) ARE ON FILE AND MAY BE INSPECTED AT THE PRINCIPAL BUSINESS OFFICE OF PORTAGE BANCSHARES, INC."

4. TERMINATION. The Options granted hereby shall terminate and be of no force or effect on November 16, 2015, unless terminated prior to such time as provided in Article VIII of the Plan.

Any determination made by the Board with respect to any matter referred to in this Section 4 shall be final and conclusive on all persons affected thereby.

5. OPTIONEE. Whenever the word "Optionee" is used in any provision of this Agreement under circumstances where the provision should logically be construed to apply to the estate, personal representative, or beneficiary to whom this Option may be transferred by will or by the laws of descent and distribution, the word "Optionee" shall be deemed to include such person.

6. ASSIGNABILITY: Except as otherwise provided herein, this Option is not transferable by the Optionee otherwise than by will or the laws of descent and distribution and is exercisable during the Optionee's lifetime only by the Optionee. No assignment or transfer of this Option, or of the rights represented thereby, whether voluntary or involuntary, by operation of law or otherwise, except by will or the laws of descent and distribution, shall vest in the assignee or transferee any interest or right herein whatsoever, but immediately upon any attempt to assign or transfer this Option the same shall terminate and be of no force or effect.

7. RIGHTS AS A STOCKHOLDER. The Optionee shall not be deemed for any purposes to be a stockholder of the Company with respect to the shares represented by this Option until this Option shall have been exercised, payment and issue has been as herein provided, and the Optionee's name has been entered as a stockholder of record on the books of the Company.

8. THE COMPANY'S RIGHTS. The existence of this Option shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or other stocks with preference ahead of or convertible

into, or otherwise affecting the Common Stock of the Company or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of the Company's assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

9. RECAPITALIZATION, MERGER AND CONSOLIDATION.

(a) If the shares of the Company's Stock as a whole are increased, decreased, or changed into or exchanged for a different number or kind of shares or securities of the Company, whether through merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split, combination of shares, exchange of shares, change in corporate structure, or the like, an appropriate and proportionate adjustment shall be made in the number and kinds of shares of Stock subject to the Plan and in the number, kinds, and per share exercise price of shares subject to unexercised Options or portions thereof granted prior to any such change. Any such adjustment in an outstanding Option, however, shall be made without a change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each share of stock covered by the Option. In accordance with Section 12.5 of the Plan, no fractional shares shall be issued as a result of any such adjustment.

(b) Upon dissolution or liquidation of the Company, or upon any reorganization, merger, or consolidation in which the Company is not the surviving corporation, or upon the sale of substantially all of the property of the Company to another corporation, the Plan and the Options issued thereunder shall terminate, unless provision is made in connection with such transaction for the assumption of Options theretofore granted, or the substitution of such Options for new options of the successor employer corporation or a parent or subsidiary thereof, with appropriate adjustment as to the number and kinds of shares and the per share exercise prices. In the event of such termination, all outstanding Options shall be exercisable in full for at least thirty (30) days prior to the termination date whether or not otherwise exercisable during such period but not later than the date the Option otherwise would expire.

10. PREEMPTION BY APPLICALE LAWS OR REGULATIONS. Anything

in this Agreement to the contrary notwithstanding, if, at any time specified herein for the issuance of shares to the Optionee, any law, regulation, or requirements of any governmental authority having appropriate jurisdiction shall require either the Company or the Optionee to take any action prior to or in connection with the shares of Stock then to be issued, sold, or repurchased, the issue, sale, or repurchase of such shares of Stock shall be deferred until such action shall have been taken.

11. RESOLUTION OF DISPUTES. Any dispute or disagreement which shall arise under, or as a result of, or pursuant to, this Agreement shall be determined by the Board in its absolute and uncontrolled discretion, and any such determination or any other determination by the Board under or pursuant to this Agreement and any interpretation by the Board of the terms of this Agreement shall be final, binding, and conclusive on all persons affected thereby.

12. AMENDMENTS. The Board shall have the right, in its absolute and sole discretion, to alter or amend this Agreement, from time to time, in any manner, for the purpose of promoting the objectives of the Plan, but only if all agreements granting options to purchase shares of the Company's Stock pursuant to the Plan which are in effect and not wholly exercised at the time of such alteration or amendment shall also be similarly altered or amended with substantially the same effect, and any alteration or amendment of this Agreement by the Board shall, upon adoption thereof by the Board, become and be binding and conclusive on all persons affected thereby without requirement for consent or other action with respect thereto by any person. The Company shall give written notice to the Optionee of any such alteration or amendment of this Agreement by the Board as promptly as practical after the adoption thereof. The foregoing shall not restrict the ability of the Optionee and the Company by mutual consent to alter or amend this Agreement in any manner which is consistent with the Plan and approved by the Board. The Optionee and the Company agree that this Agreement shall be subject to any provision necessary to assure compliance with federal and state securities laws.

13. NOTICE. Any notice which either party hereby may be required or permitted to give to the other shall be in writing, and may be delivered personally or by mail, postage prepaid, addressed as follows: to the Company at Portage Bancshares, Inc., 1311 E. Main Street, Ravenna, Ohio 44266 (Attention: Office of the

President) or at such other address as the Company, by notice to the Optionee, may designate in writing from time to time; to the Optionee, at his or her address as shown on the records of the Company, or at such other address as the Optionee, by notice to the Secretary of the Company, may designate in writing from time to time.

14. TAX WITHHOLDING. An Optionee exercising a Stock Option hereunder may be required to pay the Company, or its' subsidiary, an amount required to be withheld for any federal, state, local, or employment taxes, which the Company deems are required by law to be withheld with respect to the exercise of such Stock Option. At the request of the Optionee, or as required by law, such sums as may be required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same.

15. FRACTIONAL SHARES. Any fractional shares concerning this Option shall be eliminated at the time of exercise by rounding down for fractions of less than one-half (1/2) and rounding up for fractions of equal to or more than one-half (1/2). No cash settlements shall be made with respect to fractional shares eliminated by rounding.

16. GOVERNING LAW. All matters relating to this Agreement shall be governed by the laws of the State of Ohio, without regard to the principles of the conflict of laws, except to the extent preempted by the laws of the United States.

17. CONSTRUCTION. This Agreement has been entered into in accordance with the terms of the Plan, and wherever a conflict may arise between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control.

18. QUALIFIED NATURE OF AGREEMENT. This Agreement is intended to be an agreement concerning a stock option arrangement which is not qualified under Section 422 of the Code (as defined in the Plan), and this Agreement shall be so construed.

19. GENERAL. The Company shall at all times during the term of the Option reserve and keep available such number of shares of Stock as will be sufficient to satisfy the requirements herein, shall pay all original issue and transfer taxes with respect to the issue and transfer of shares pursuant hereto and all the fees and expenses

necessarily incurred by the Company in connection herewith, and will from time to time use its best efforts to comply with all laws regulations which, in the opinion of counsel for the Company shall be applicable thereto.

20. REGULATORY COMPLIANCE. No Stock shall be issued hereunder until the Company has received all necessary regulatory approvals and has taken all necessary steps to assure compliance with federal and state banking and securities laws or has determined to its satisfaction and the satisfaction of its counsel that an exemption from the requirements of such laws is available.

21. INCORPORATION OF PLAN. This Agreement is entered into under the applicable provisions of the Plan which is attached hereto and made a part hereof.

IN WITNESS WHEREOF, the Company has caused multiple counterparts of this Agreement to be executed, each of which shall be deemed an original thereof, by its duly authorized officer and its seal to be affixed hereto, and the Optionee has hereunto set the Optionee's hand and seal, all of the day and year first above written

PORTAGE BANCSHARES, INC.

BY: ______________________
ITS: President
PRINT NAME: William E. Hale
DATE: 12-22-05

"COMPANY"

[redacted]
PRINT NAME: [redacted]
DATE: 12-22-05

"OPTIONEE"

000212

PORTAGE COMMUNITY BANK

BONUS PLAN as of YEAR END 2006

BASED ON RESPONSIBILITIES HELD AT BANK

50% BANK Percentage Score ________
25 % TEAM Percentage Score ________
25 % PEER Percentage Score ________

MAXIMUM BONUS PAYOUT $x,xxx.xx [ ]

50% BANK

- Based on Bank Achieving After Tax Net Income of $1,305,082
  Must achieve 100% to receive this BANK portion
  Must achieve 90% to receive TEAM and PEER portion
  If Bank exceeds goal, your portion of 50% Bank bonus amount increases by same %

25 % TEAM (9.09 points per each divided by 100 times 25%)

- Increase Courier Customers - One and one half (1.5) new customers per month (gross)
- All Reconcilements / Time Sheets - Completed by 15th of each Month
- NSF & OD % of Fees Collected (% Charged, % Waived) - Collect 72.5% of All Potential Fees
- Increase Total Deposit Balances
  Increase Total Deposit balances $19,496,982,000 in 2006
- Percentage of Late Charges Collected - Collect 92% of Dollars
- Gross Loan Fees - $30,000 per month = $360,000 per year
- Dollar of Loan Growth - $60,000,000 Gross Loan Balances Committed
  $5,000,000 Actual Monthly Dollar Volume
- Credit Life / Accident & Health Insurance penetration - $1,250 per month = $15,000 year
- Net Charge Offs - (.15%)
- Loan Delinquencies - 1.50% Average per Month including Non Performing Loans
- Classified Loans / Weighted Classified Loans
  % Tier I Capital + Loan Loss Reserve = or < 20% Classified Loans
  % Tier I Capital + Loan Loss Reserve = or < 5% Weighted Classified Loans

25 % INDIVIDUAL / PEER

- Peer Appraisal Form (attached)
  144 - 168 points = Total Points in 144 - 168 range = 100% times Peer Percentage
  96 - 143 points = Total Points Divided by 144 = Your % score times Peer Percentage

[redacted]

	PAY RANGE						
JOB GRADE	MINIMUM	LOWER 1/3		MIDDLE 1/3		UPPER 1/3	MAXIMUM
x	$xx,xxx		$xx,xxx		$xx,xxx		$xx,xxx

- INFORMATION TO JOHN FORBERG 2 DAYS PRIOR TO MONTHLY OFFICERS MEETING

000213

Supplemental Executive Retirement Plan

Synopsis of Benefit Plan

All active participants have an annual Supplemental Executive Retirement Plan benefit equal to 20% of base annual salary at Normal Retirement Date, payable in 120 monthly installments, commencing at the normal retirement date. Each participant has normal retirement age of 65.

Active Participants	12/31/2005 Liability Accrual Balance	Target Liability Accrual Balance	Projected Annual Benefit At Retirement
Constance M. Bennett	$17,458	$436,367	$60,446
Richard J. Coe	$47,678	$329,524	$45,646
Jill M. Conard	$16,898	$141,074	$19,542
John S. Forberg	$94,645	$152,813	$21,168
Kevin T. Lewis	$27,719	$357,895	$49,576
James C. Shank	$29,707	$144,245	$19,981

Split Dollar Plan

Synopsis of Benefit Plan

Participants receive a death benefit paid to designated beneficiaries equal to the projected liability balance of the Supplemental Executive Retirement Plan, not to exceed the Net Death Proceeds. The benefit ceases upon the participants' termination of employment.

Active Participants	Split Dollar Death Benefit
Constance M. Bennett	$436,367
Richard J. Coe	$329,524
Jill M. Conard	$141,074
John S. Forberg	$152,813
Kevin T. Lewis	$357,895
James C. Shank	$144,245

SEPARATION AGREEMENT AND RELEASE

This Separation Agreement and Release ("Agreement") is entered into by James Shank ("Employee") and Portage Community Bank (the "Bank").

WHEREAS, Employee has been employed with the Bank and that employment relationship will terminate effective at the close of business on February 28, 2006; and

WHEREAS, Employee and the Bank want to settle fully, finally, and amicably any issues or differences which arose out of or relate to their employment relationship and the termination of that relationship.

NOW, THEREFORE, in consideration of the above premises and the mutual promises and other consideration recited herein, the value and sufficiency of which is hereby acknowledged, Employee and the Bank agree as follows:

1. Separation Date. Employee's employment with the Bank will terminate effective at the close of business on February 28, 2006 (the "Separation Date"). Employee will receive all regular base wages (less applicable withholdings and deductions) and fringe benefits earned through the Separation Date. Employee also will receive any earned, unused vacation pay in accordance with applicable Bank policy. After the Separation Date, Employee is not eligible to earn or receive any additional compensation based upon his employment with the Bank.

Except as otherwise provided in this Agreement, Employee's eligibility to participate in any of the Bank's employee benefit plans or other such arrangements after the Separation Date shall be based solely on the terms and conditions of such plans or arrangements.

2. Consideration. The Bank shall provide Employee the following:

(a) Separation Pay. The Bank will provide Employee thirteen and one-half (13.5) months of additional base pay (the "Separation Pay") at the rate of his regular base pay as of the Separation Date (less applicable withholdings and deductions). Separation Pay shall cover the period from the Separation Date through April 15, 2007. In no event will the Separation Pay exceed the aggregate gross total of Seventy-Two Thousand Nine Hundred Forty-Six Dollars and Fifteen Cents ($72,946.15). The Separation Pay shall be subject to tax withholdings and shall be provided (in equal installments) on the Bank's regular bi-weekly payroll dates covering the period March 1, 2006 to April 15, 2007.

(b) Bonus. If the Bank provides a bonus to other similarly situated employees, Employee shall receive a bonus for 2005 subject to and solely in accordance with the terms of the Bank's bonus program.

(c) Medical/Dental Benefits. At Employee's option, the Bank shall provide Employee:

(1) If private medical benefit coverage is obtained by Employee, Bank shall, for twenty-four (24) months, reimburse Employee for the monthly premium paid for such coverage, but only up to the maximum monthly amount of $428.20, which is the total of the current monthly medical premium of $386.57 and the current monthly dental premium of $41.63, paid by the Bank for Employee's medical and dental benefit coverage in 2005. Employee shall be entitled to twenty-four such monthly reimbursements, each totaling $428.20, through March 1, 2008, based upon presentation of proof of payment. In no event will the aggregate gross total of such monthly reimbursements exceed $10,276.80; or

(2) If Employee timely elects and maintains eligibility for COBRA coverage, the Bank shall cover the cost of such coverage for a maximum of eighteen (18) months; or

a. Employee shall have the right to mix benefits under the above paragraphs 2(c)(1) and 2(c)(2) so long as Bank is never required to expend more than the maximum under either paragraph for Employee's medical coverage, whichever is greater; or

(3) If Employee elects not to receive medical benefit coverage reimbursement as stated in 2(c)(1) above, or COBRA coverage, as stated in 2(c)(2) above, or terminates either prior to September 1, 2007, or eighteen (18) months, respectively, after accepting same reimbursement or same COBRA coverage, the Bank shall, in lieu of providing additional reimbursement or coverage under this provision, pay directly to Employee, fifty percent (50%) of the amount the Bank would have paid on Employee's behalf but for the election of Employee to terminate coverage sooner than provided.

(d) BOLI Credit. Employee shall earn credit under the Bank's BOLI program for the period up to and including February 28, 2006.

(d) Goodwill Ambassador Role. Given the appreciable customer relationships and goodwill created by Employee during his employment with the Bank, for the period of March 1, 2006 to March 1, 2008, Employee shall not directly, compete with the Bank by accepting any role with any financial institution if that role provides lending or depository services to: (a) any person, business or entity residing within Portage County; or (b) any person, business, or entity that was a Bank customer while Employee was employed with the Bank.

During that same twenty-four (24) month period, Employee shall not, directly or indirectly, divert or attempt to divert business from the Bank, solicit any lending or depositary relationships (on behalf of himself or any other person, business, or entity) from: (a) any person, business or entity residing within Portage County; or (b) any person, business, or entity that was a Bank customer while Employee was employed with the Bank.

000217

If Employee accepts employment within the period from March 1, 2006 to March 1, 2008, that provides services not presently provided by the Bank, this employment will not be considered a violation of this covenant or Agreement or considered direct competition with the Bank.

Employee shall refer any questions regarding the Bank or its employees to the appropriate person within the Bank.

For purposes of this Agreement, the definition of financial institution shall not include an insurance company or a stock brokerage company.

During that same twenty-four (24) month period, Employee shall not solicit Bank customers for Bank business.

If the Bank perceives that Employee has breached any promise made by him in this Section 2(d), the Bank shall notify Employee and provide him a reasonable time (not to exceed seven (7) days) to cure the breach. Employee shall provide the Bank information showing that he cured the breach or that no breach occurred.

With respect to the non-competition and non-solicitation covenants, Employee agrees that such covenants are reasonable and do not unduly limit his ability to earn a living. Further, the Bank and Employee agree that if a court determines that all or any part of such covenants are unenforceable, the court should modify the pertinent covenant to give the Bank the maximum protection of its business interests that is available under law.

If Employee breaches or threatens to breach the non-competition or non-solicitation covenants, the Bank may elect to seek immediate relief by way of a lawsuit for injunctive relief, rather than through arbitration. If the Bank files suit, or terminates payments under this Agreement prior to the specified date, then Employee shall have the right to litigate any issues arising under this Agreement and not be bound to arbitrate same.

(e) Options. To the extent the Bank grants options for 2005, Employee shall receive such options. Further, all options granted to Employee (including any for 2005 and/or 2006) shall fully vest as of March 1, 2006. The Bank shall waive the normally applicable 90-day exercise period requirement that applies to vested options, but the 90-day exercise period shall be reinstated and become effective immediately upon Employee's breach of any covenant in Section 2(f) and Section 11 of this Agreement. Otherwise, the exercise of the options shall be governed by the terms and conditions of the Bank's option plan. Bank will not accelerate any of Employee's options unless and until Employee has been found to have violated this Agreement by an Arbitrator pursuant to paragraph 7 of this Agreement, or a court of law.

Employee acknowledges that the consideration set forth above is not otherwise owed to him by the Bank. Employee further acknowledges that no consideration owed to him under this Agreement shall be due until the first regular payroll date following the effective date of this Agreement (which shall occur at the expiration of the cancellation period referenced in Section 5). However, the Separation Pay shall be retroactive to the Separation Date.

3. Release. Employee voluntarily and knowingly forever gives up, waives and releases any and all debts, claims, charges, complaints, grievances or promises of any kind that Employee may have, whether known or unknown, against the Bank and its past and present officers, directors, agents, employees, insurers, successors, assigns, subsidiaries, affiliated companies (including the Holding Company), and benefit plans (collectively, the "Bank Released Parties"), regarding any and all aspects of Employee's employment with the Bank, the termination of that employment relationship, and any other event occurring prior to or on the effective date of this Agreement. These released claims include, but are not limited to, any and all claims arising under the Age Discrimination in Employment Act, as well as all wrongful discharge and breach of contract claims. *Provided, however, that Employee does not waive rights or claims which may arise after the date this Agreement is signed and Employee does not waive any right to any vested benefit under any of the Bank's employee benefit plans and any stock option rights held by Employee.*

This Agreement does not prohibit Employee from challenging the validity of this Agreement under the Older Workers Benefit Protection Act of 1990 in an appropriate proceeding.

If Bank breaches this Agreement, then all payments and benefits due Employee shall become vested.

4. No Admission of Fault or Liability. Employee acknowledges that the Bank has not admitted, and does not admit by providing the foregoing additional consideration, that it engaged in any wrongful or any unlawful act or that it violated any contract or other obligation.

5. Consideration and Cancellation Periods. Employee understands that by signing this Agreement he specifically waives any rights, claims, and causes of action he may have relating to employment discrimination (including age discrimination) under all laws.

Employee acknowledges that he has been advised in writing, through this Agreement, to ***consult with an attorney*** prior to signing the Agreement, and that he was given a period of at least twenty-one (21) days within which to consider signing this Agreement. Employee may waive the 21-day consideration period by delivering to the Bank a signed, written waiver prior to the expiration of the 21-day consideration period. The waiver to be used for that purpose is attached to this Agreement as Exhibit A.

Employee understands that for a period of seven (7) days after he signs this Agreement, he may cancel the Agreement. To cancel the Agreement, Employee must deliver written notice of cancellation to the Bank's CEO, Rick Coe, at 1311 E. Main Street, Ravenna, Ohio, 44266, before the 7-day cancellation period expires. Such notice must be timely delivered in person or registered mail.

6. No Filings. Except as otherwise provided in this Section 7, Employee promises that neither he nor any agent acting on his behalf will initiate or prosecute any action or proceeding against the Bank in any court or before any administrative agency (except the Equal Employment Opportunity Commission ("EEOC") on the basis of any claims, causes of action or

other matters within the scope of the Release in paragraph 3 of this Agreement. Employee agrees that if he does file a charge with the EEOC, he shall refuse to accept any relief that might be obtained as a result of such proceeding.

7. Arbitration. Except for disputes arising out of or relating to Employee's violation of the terms of Section 2(d) of this Agreement and except for Employee's right to litigate in a court of law as stated in paragraph 2(d) of this Agreement, which disputes may be initiated in a court of law by the Bank, any controversy, dispute and/or claim of any kind arising out of or in any way relating to this Agreement, whether directly or indirectly (including, but not limited to, its breach, enforceability, validity and whether a particular issue is subject to arbitration) shall be resolved by final and binding arbitration in accordance with the employment dispute resolution rules of the American Arbitration Association (or any successor thereto). All associated costs, disbursements and fees, except for attorney fees, shall be borne equally by the parties. Each party shall be responsible for their respective attorney fees (if they incur any). Demand for arbitration must be made in writing to the other party within sixty (60) days of the time that the claim arose or that claim shall be deemed forever waived. The arbitrator may not add to, subtract from or in any other manner alter, amend, or modify the terms of this Agreement. The award issued by the arbitrator shall be final and binding upon the parties, and judgment on the award may be entered in any court having jurisdiction. Each party agrees that the arbitration provisions hereof shall provide their exclusive remedy for arbitratable issues, and each party expressly waives any right he or it may otherwise have to seek redress in any other forum. All arbitration hearings shall take place in Ravenna, Ohio unless the parties agree to the contrary in writing.

8. Non-Disclosure of Confidential Information. Employee acknowledges that he has had regular and extensive access to and has acquired knowledge of the bank's trade secrets and other confidential, proprietary information that is not generally known to the public, including, but not limited to, business plans and strategies, profit and loss information, accounting information, employee information, wage information and other confidential information (all of which is collectively referred to in this Agreement as the "Confidential Information"). Employee acknowledges and agrees that the Confidential Information is and will continue to be of special and unique value to the Bank. He further acknowledges and agrees that, at all times, the Confidential Information has been and will remain the Bank's sole property, and that his knowledge of the Confidential Information will enable him to compete with the Bank in a manner likely to cause the Bank irreparable harm if he uses or discloses such Confidential Information. For the term of the non-compete agreement, Employee promises that he shall not use or disclose to any third party, directly or indirectly, any Confidential Information, except as may be required by law or court order. Employee will abide by the Bank's current privacy policy for the same term. Also, Employee shall retain all rights as a shareholder, the foregoing paragraph notwithstanding.

If Employee breaches or threatens to breach this non-disclosure covenant, the Bank may elect to seek immediate relief by way of a lawsuit for injunctive relief, rather than arbitration.

To the extent that Employee receives a subpoena, request for information, investigative demand or other form of compulsory process in a judicial, administrative or other proceeding that calls for or appears to call for Confidential Information, Employee shall notify the Bank in writing as soon as reasonably practicable under the circumstances.

9. Return of Property. Employee represents that he has returned all Bank property to the Bank and acknowledges that, prior to receiving any additional consideration pursuant to this Agreement, he must return to the Bank all of its property, including, but not limited to, all originals and copies of all documents, files, and other information in his possession, including, without limitation, information on computer disks, CDs, or any other form of computer storage.

The Bank shall promptly provide Employee with copies of option agreements for the period 1998 – 2005 and with any other documents needed by Employee to effectuate this Agreement.

10. Confidentiality. Employee shall not disclose the existence or terms of the Agreement to any person or entity except his spouse, legal counsel, or tax advisor, unless otherwise required by law or court order. Where voluntary disclosure is made, Employee must assure that the party receiving the information assumes the confidentiality obligation.

The Bank shall not disclose the existence or terms of the Agreement to any person or entity, except its legal counsel, tax advisor, Board of Directors, and management employees with a business need to know the information, unless otherwise required by law or court. Where voluntary disclosure is made, the Bank must assure that the party receiving the information assumes the confidentiality obligation.

11. Non-Disparagement. Bank Board Members, Bank Officers, and Employee promise not to (directly or indirectly) disrupt, disparage, damage, impair, or otherwise interfere with each other's business or its relationships with its employees, customers, agents, representatives or vendors.

12. Parties Bound. This Agreement shall be binding on the parties, their respective successors, assigns, executors, administrators, and heirs and should Employee die prior to the expiration of the term of this Agreement, that is prior to March 1, 2008, then as it pertains to the option rights and agreements of Employee, all payments, benefits, rights, elections and proceeds arising therefrom shall be payable to Employee's estate.

13. Entire Agreement and Construction. Except as expressly provided otherwise in this Agreement, this Agreement sets forth the entire agreement between the parties concerning Employee's separation from employment, and fully supersedes any and all prior agreements or understandings (written or oral) between the Bank and Employee. The provisions of this Agreement are severable, and, if any part is found to be unenforceable, the remainder shall remain fully valid and enforceable. This Agreement shall be deemed to be made under and shall be construed in accordance with the laws of the State of Ohio.

EMPLOYEE REPRESENTS AND ACKNOWLEDGES THAT HE HAS CAREFULLY READ THIS SEPARATION AGREEMENT AND GENERAL RELEASE. EMPLOYEE FURTHER REPRESENTS THAT HE UNDERSTANDS THE CONTENT AND CONSEQUENCES OF SIGNING THIS SEPARATION AGREEMENT AND GENERAL RELEASE AND THAT HE SIGNS IT VOLUNTARILY WITH THE INTENT TO BE LEGALLY BOUND BY IT. EMPLOYEE ALSO REPRESENTS THAT HE UNDERSTANDS THAT HE IS WAIVING, AMONG OTHER THINGS, ANY RIGHTS OR CLAIMS ARISING UNDER FEDERAL, STATE, AND LOCAL LAWS.

The parties, intending to be legally bound, have signed this Agreement on the date written beside their name below.

JAMES SHANK	**PORTAGE COMMUNITY BANK**
James Shank 2/24/06	Jim Damicone
Signature Date	By: Date
	Title: Vice Chairman 2/23/06

000222

EXHIBIT A
WAIVER OF 21-DAYCONSIDERATION PERIOD

I knowingly and voluntarily waive the twenty-one (21) day period to consider the **SEPARATION AGREEMENT AND RELEASE** ("Agreement"). I understand and agree that by signing this waiver, I surrender for all time whatever right(s) and/or claim(s) I may have to challenge the validity of the waiver in the Agreement based on the argument that I was not provided a full 21 days to consider the Agreement before I signed it.

Date: 2/24/06

Signature: James Shank

Printed Name: JAMES SHANK

000223

AGREEMENT

This Agreement ("Agreement") is made this 9 day of September, 1997, between Portage BancShares, Inc. (the "Company") and Richard J. Coe ("Coe").

WHEREAS, the Company has filed with the Ohio Division of Financial Institutions ("Division") an Application for Authority to Organize a New State Chartered Bank ("Application"), such bank to be named Portage Community Bank (the "Bank"); and

WHEREAS, Company has offered Coe a position of employment as Bank President; and

WHEREAS, Company has offered Coe a stock bonus as an incentive for his acceptance of the offer of employment; and

WHEREAS, Coe has accepted the offer of employment.

NOW, THEREFORE, Company and Coe agree as follows:

1. Stock Bonus. Subject to the terms and conditions contained herein, Company agrees to issue to Coe up to Five Hundred (500) common shares of the Company ("Shares") on the following basis:

   (a) One Hundred (100) Shares to be issued on the day the Bank opens for business ("Opening Date");

   (b) One Hundred (100) Shares to be issued on January 1, 1999;

   (c) One Hundred (100) Shares to be issued on January 1, 2000;

   (d) One Hundred (100) Shares to be issued on January 1, 2001; and

   (e) One Hundred (100) Shares to be issued on January 1, 2002.

2. General Restrictions. In addition to the terms and conditions contained in this Agreement, the Shares are subject to all of the terms, conditions and restrictions relating to stock of the Company generally which are contained in the Offering Statement for Portage BancShares, Inc., dated _______________, 1997 ("Offering Statement"). The Shares shall bear a legend indicating that the Shares are subject to such restrictions.

3. Repurchase Agreement. If, for any reason, Coe's employment with the Company and the Bank is terminated, then, at the discretion of the Board of Directors of the Company, Coe shall sell to the Company, and the Company shall purchase from Coe, all Shares owned or controlled by him, whether acquired pursuant to this Agreement or otherwise, at the higher of book value or fair market value, as determined on the date of termination of employment.

4. Acknowledgments. Coe expressly acknowledges that this Agreement is contingent upon Coe's acceptance of employment and performance of his duties as President of the Bank. In the event Coe revokes his acceptance of the position of President of the Bank or ceases, for any reason, to perform his duties as President of the Bank, the Company shall have no obligation to issue any Shares not yet issued under Paragraph 1 hereof and the Shares, if any, owned or controlled by Coe, shall be subject to the terms of repurchase set forth in Paragraph 3 hereof. Coe further acknowledges that any disposition of Shares contrary to the provisions hereof, or contrary to the provisions of the Offering Statement, shall be void.

5. Governing Law. The Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

IN WITNESS WHEREOF, the Company and Coe have each caused this Agreement to be executed on the date first written above.

COMPANY: **PORTAGE BANCSHARES, INC.**

By: Margaret F. Mason

Its: Vice President

COE: **RICHARD J. COE**

Richard J. Coe

EXHIBIT NO. 9

ESCROW AGREEMENT

ESCROW AGREEMENT, dated June 23, 2006, by and between Portage Bancshares, Inc., an Ohio corporation (the "Company"), and Morgan Bank, N.A., a national banking association (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Company proposes to offer a maximum of 100,000 and a minimum of 50,000 shares of its common stock for a price of Fifty Dollars ($50.00) per share, substantially upon the terms set forth in that certain Form 1-A Regulation A Offering Statement filed with the SEC on or about August 2, 2006, as amended (the "Offering"); and

WHEREAS, until the sale of 50,000 shares in the Offering, the Company desires to place all proceeds from the sale of such shares of the Company in an escrow account established with the Escrow Agent.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereby agree as follows:

1. Appointment of Escrow Agent. The Company hereby appoints the Escrow Agent, and the Escrow Agent hereby accepts such appointment, to hold certain funds deposited on behalf of the Company with the Escrow Agent in escrow pursuant to the terms of the Agreement.

2. Establishment of Escrow Account. The parties hereby establish an interest-bearing escrow account with the Escrow Agent (the "Escrow Account"). All funds deposited into the Escrow Account (the "Escrow Funds") will earn interest at a variable rate per annum computed from the time the Escrow Funds are placed in the Escrow Account until disbursed pursuant to this Agreement.

3. Deposits into Escrow Account. The Company shall deliver all monies received for the payment of shares purchased in connection with the Offering to the Escrow Agent for deposit into the Escrow Account, together with a written account of each sale, which account shall set forth the purchaser's name, address and Social Security number, the number of shares purchased, the amount paid for such shares and whether the consideration received was in the form of a check, draft or money order. The Company shall instruct purchasers to make checks for the shares purchased payable to the order of the Escrow Agent. Any checks received which are made payable to any party other than the Escrow Agent shall be returned to the purchaser who submitted the check and not accepted.

4. Escrow Period. The escrow period (the "Escrow Period") shall begin with the commencement of the Offering and shall terminate upon the earlier to occur of the following dates:

A. The date upon which the Escrow Agent confirms that it has received in the Escrow Account gross proceeds of $2,500,000 in deposited funds (the "Minimum"); or

B. December 31, 2006, unless extended by the Company to a date no later than March 31, 2007.

During the Escrow Period, the Company is aware and understands that it is not entitled to any funds received into escrow and no amount deposited into the Escrow Account shall become the property of the Company, or any other entity, or be subject to the debts of the Company or any other entity.

5. Disbursements from the Escrow Account. In the event the Escrow Agent does not receive the Minimum prior to the termination of the Escrow Period, the Escrow Agent shall refund to each purchaser the amount received from the purchaser, together with interest as contemplated by Section 2 above, without deduction, penalty, or expense to the purchaser, and the Escrow Agent shall notify the Company of its distribution of the Escrow Funds.

In the event the Escrow Agent received the Minimum prior to termination of the Escrow Period, in no event shall the Escrow Funds be released until such money is received by the Escrow Agent in collected funds. For purposes of this Agreement, the term "collected funds" shall mean all funds received by the Escrow Agent which have cleared normal banking channels and are in the form of immediately available funds.

Upon receipt by the Escrow Agent of the Minimum in collected funds prior to termination of the Escrow Period, the Escrow Agent shall disburse directly to the Company one hundred percent (100%) of such Escrow Funds.

6. Collection Procedure. The Escrow Agent is hereby authorized to forward each check for collection and, upon collection of the proceeds of each check, deposit the collected proceeds into the Escrow Account. As an alternative, the Escrow Agent may telephone the bank on which the check is drawn to confirm that the check has been paid.

Any check returned unpaid to the Escrow Agent shall be returned to the purchaser that submitted the check. In such cases, the Escrow Agent shall promptly notify the Company of such return.

If the Company rejects any purchase by a purchaser for which the Escrow Agent has already collected funds, the Escrow Agent shall promptly issue a refund check to the rejected purchaser. If the Company rejects any purchase by a purchaser for which the Escrow Agent has not yet collected funds but has submitted the purchaser's check for collection, the Escrow Agent shall promptly issue a refund check to the rejected purchaser after the Escrow Agent has cleared such funds. If the Escrow Agent has not yet submitted a rejected purchaser's check for collection, the Escrow Agent shall promptly remit the purchaser's check directly to the purchaser. The Escrow Agent's obligations under this Section 6 to return funds and/or checks to purchasers shall not commence until the Escrow Agent has received proper instructions and the necessary information from the Company.

7. Escrow Agent Compensation. For its services hereunder, the Escrow Agent shall receive no fee from the Company.

8. Liability of Escrow Agent. The Escrow Agent shall not:

A. Incur any liability whatsoever except for willful misconduct or gross negligence so long as the Escrow Agent shall have acted in good faith; or

B. Have any obligation in respect of the Escrow Funds, other than to faithfully follow the provisions of the Agreement; or

C. Be required to defend any legal proceedings which may be instituted against it in respect of this Agreement unless indemnified to the satisfaction of the Escrow Agent against the costs and expenses of such defense, including reasonable fees of legal counsel; or

D. Be required to institute legal proceedings of any kind. In the event that any legal action is instituted against the Escrow Agent in its capacity as Escrow Agent, the Escrow Agent may interplead the Company in such action and may deposit with the Court in which such action is pending the Escrow Funds which are the subject of such action, and, in such event, the Escrow Agent shall thereupon be relieved of and discharged from any and all obligations and liabilities under and pursuant to this Agreement in respect of such funds so deposited with said Court; or

E. Be required to be familiar with the provisions of any other instrument or agreement such as offering circulars or subscription agreements, and shall not be responsible for any representations, warranties or covenants in any other instruments or agreement.

9. Miscellaneous Provisions.

A. All notices, requests, instructions or other communications required or permitted to be given under this Agreement shall be given in writing and shall be deemed to have been duly given if delivered by hand or mailed by certified mail, postage prepaid, to each party as follows:

If to the Company:
Portage Bancshares, Inc.
1311 E. Main Street
Ravenna, Ohio 44266

If to the Escrow Agent:
Morgan Bank, N.A.
10 W. Streetsboro Street
Hudson, Ohio 44326

Any party to this Agreement may, by notice given to the other party, in accordance with this Paragraph 9, designate a new address for the giving of notice, requests, instructions or other communications to such designating party. Anything contained in this Paragraph 9 or elsewhere to the contrary notwithstanding, notice of any action may be given to any party hereto by mailing a copy of said notice by certified mail, postage paid, to the last known address of such party, and any notice so given shall be deemed to have been duly given when deposited in the mail.

B. This Agreement may be amended from time to time by any agreement in writing executed by all of the parties hereto, but no such amendment shall materially alter or change the substance or effect of this Agreement nor be prohibited by law.

C. This Agreement shall be construed and interpreted under and governed and enforced in accordance with the laws of the State of Ohio.

D. This Agreement shall inure to the benefit of and be binding upon the representatives, successors and assigns of each of the parties hereto.

E. This Agreement may be executed in one or more counterparts, all of which shall be deemed to be an original, but all of which, taken together, shall be deemed to constitute a single instrument.

IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

PORTAGE BANCSHARES, INC.

By: Richard J. Coe
Title: Director

MORGAN BANK, N.A.

By: [signature]
Title: PRESIDENT & CEO

000231

EXHIBIT NO. 10(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of Portage Bancshares, Inc. on Form 1-A of our report dated March 8, 2006 on the December 31, 2005 and 2004 consolidated financial statements of Portage Bancshares, Inc.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Cleveland, Ohio
July 28, 2006

EXHIBIT NO. 11

[To be retyped on P&B letterhead]

___________, 2006

Portage Bancshares, Inc.
1311 East Main Street
Ravenna, Ohio 44266

Dear Ladies and Gentlemen:

We have acted as special counsel for Portage Bancshares, Inc., an Ohio corporation (the "Company"), in connection with the offering and sale by the Company of a minimum of 50,000 and a maximum of 100,000 common shares, without par value, pursuant to that certain Offering Statement of the Company, dated ______________, 2006 (the "Offering Statement").

We have examined such documents, records and matters of law as we have deemed necessary for purposes of this opinion.

Based upon the foregoing, we are of the opinion that the shares of the Company contemplated by the Offering Statement will, upon payment for and delivery thereof, be non-assessable, duly authorized and validly issued.

We are licensed to practice law in the State of Ohio and do not purport to be experts in the laws of any other jurisdiction. Accordingly, the opinions herein are expressed and limited to the laws of the State of Ohio in effect on the date hereof. No opinion is expressed herein with respect to any federal or state securities or Blue Sky laws. This opinion may not be assigned, quoted or otherwise used, except as provided herein, without our specific prior written consent. Notwithstanding the foregoing, we consent to the filing of the opinion by the Company with the Securities and Exchange Commission in connection with the Offering Statement.

PLANK & BRAHM
A Legal Professional Association

By:______________________________
Mark A. Peterson, Vice President

EXHIBIT NO. 15(a)

STATE OF OHIO

DIVISION OF FINANCIAL INSTITUTIONS

Certificate of Authority No. 1121X

To Portage Community Bank

We do hereby certify that Portage Community Bank, whose business is to be conducted at Ravenna in Portage County, Ohio, has complied with the pertinent provisions of law and is authorized to commence the business of banking effective June 22, 1998, as set forth in its Articles of Incorporation.

Given under our hands at Columbus, Ohio, this 22nd day of June, 1998.

Superintendent of Financial Institutions

Deputy Superintendent for Banks

EXHIBIT NO. 15(b)

FEDERAL RESERVE BANK
OF CLEVELAND
P.O. BOX 6387
CLEVELAND, OHIO 44101-1387
(216) 579-2000

May 28, 1998

Mr. Richard J. Coe
Chief Executive Officer
Portage Bancshares, Inc.
1311 E. Main Street
Ravenna, Ohio 43812

Dear Mr. Coe:

The Federal Reserve Bank of Cleveland having considered the relevant statutory factors, approves the application of Portage Bancshares, Inc., Ravenna, Ohio, to become a bank holding company through the acquisition of 100 percent of the voting shares of Portage Community Bank, Ravenna, Ohio, pursuant to Section 3 of the Bank Holding Company Act.

This Reserve Bank's actions are expressly conditioned upon compliance with each of the representations and commitments as shown on the attached exhibit and those others made in the application. Further, all of the representations and commitments relied on by this Reserve Bank in reaching its decision in this case are conditions imposed in writing by this Reserve Bank in conjunction with its findings and decision and may be enforced in proceedings under applicable law.

The transaction may not be consummated before the 15th calendar day or after three months from the date of this letter, or August 28, 1998, unless such period is extended by the Federal Reserve System. In connection with these provisions, advice of the fact of consummation should be provided by facsimile transmission within three days of consummation (FAX number: (216) 579-2205 - attention Ms. Julie Powell) and in writing within 30 days to Paul E. Kaboth, Banking Supervisor, of this Reserve Bank. Please note that this action requires the filing of form FR Y-6A within 30 calendar days following consummation.

Sincerely,

Jake D. Breland
Vice President

Attachment

cc: Board of Governors
Larry Stahl
Young & Associates, Inc.

Commitments

Bancshares has provided the following commitments in connection with the proposed transaction:

Parent Company Administration

1. Bancshares will not incur debt for the first three years following consummation of the proposal without providing prior notice to the Federal Reserve Bank of Cleveland (the "Reserve Bank") and receiving a written non-objection regarding the request from the Reserve Bank.

2. Bancshares has committed to refrain from the payment of any dividends during the first three years of operation following consummation of the proposal.

3. Bancshares will restrict the usage of $1 million (from the initial $5 million stock sale) that is planned to be held as cash at the holding company, to investments as additional capital at the bank.

EXHIBIT NO. 15(c)

FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D. C.

Hereby certifies that the deposits of each depositor in

PORTAGE COMMUNITY BANK

RAVENNA

OHIO

are insured to the maximum amount provided by the Federal Deposit Insurance Act

No: **34760-4**

In testimony whereof, witness my signature and the seal of the Corporation this **22ND** day of **JUNE, 1998**

Attest: [signature]

EXECUTIVE SECRETARY

[signature]

CHAIRMAN OF THE BOARD OF DIRECTORS